








2007

Annual Report


UniFirst U1st



Corporate Headquarters
Service Locations
Distribution Centers
Manufacturing Plants
Nuclear Service Locations
Cleanroom Service Locations
First Aid Locations

WHO WE ARE

UniFirst is one of the largest workwear and textile services companies, serving over 200,000 customer locations from sites in the United States, Canada and Europe. We design, manufacture, rent, sell, launder and deliver a wide range of uniforms, work apparel and protective work garments, as well as a broad selection of related textile items, including floor mats, mops, industrial towels and wipers. We also provide customers with complementary facility services products, such as paper towels, sanitary tissues, soap and skin care products and air fresheners.

Our Specialty Garments business provides specialized uniforms, laundering services and safety products to the nuclear and cleanroom industries via its UniTech and UniClean units. And our First Aid business, comprised of Green Guard and Medique, supplies first aid cabinet services and various safety supplies to diverse manufacturers, retailers and service organizations.

In fiscal year 2007, UniFirst employed 10,000 Team Partners; operated 156 customer service centers, 14 nuclear decontamination facilities, 4 cleanroom operations, 13 first aid locations, 2 distribution centers and 3 manufacturing plants—the latter producing approximately half of the garments and floor care products used in our rental service programs.

UniFirst's mission is to consistently deliver enhanced image, identity and protection solutions that represent the best customer value, produce the greatest user benefits and earn us recognition as the quality leader in our industry.

DEAR SHAREHOLDERS



RONALD D. CROATTI
Chairman of the Board, President, and Chief Executive Officer

In fiscal year 2007, UniFirst achieved record revenues of $902.1 million, a 9.9% increase over the previous year's $821.0 million. Net income was $45.2 million, or $2.34 per diluted common share, a 15.3% increase from the $39.2 million or $2.03 per diluted common share reported in fiscal 2006.

Core laundry operations saw a 9.2% revenue increase over the previous year, which we believe is a solid performance under slow growth economic conditions. Most of our overall revenue advance resulted from a combination of internal growth and price increase, while acquisitions accounted for 2.4%. Our Specialty Garments business bounced back from last year's revenue dip — as we predicted it would — showing a strong 21.9% increase over fiscal 2006. Our First Aid business delivered revenue growth of 5.0%, with results helped by an improvement in basic cabinet service sales and growth in the Medique area, serving professional users and the wholesale market.

The uniform rental business continued to show steady growth. Professional rep sales held up well throughout the year, with results benefiting from an increased headcount, better productivity and lower turnover. Slightly improved rep averages continued to reflect a higher percentage of larger account sales in the overall mix. And route sales continued to trend up as well, with a system-wide improvement in the addition of ancillary products and services at current accounts.

Our National Account sales organization added new business and continued to do an excellent job of securing contract renewals with current customers. Additionally, the account management team continued to improve their results in expanding current user services via the sell-in of additional products. The integration of the Uniform Supply Alliance business, acquired in April of 2006, was completed during the year and that helped to free up resources during the second half to work on growth opportunities — particularly those related to preferred vendor situations.

For our core laundry business, income from operations showed about the same growth as revenues. However, excluding some unanticipated items discussed in our year-end financial press release, income from operations grew approximately 15%. During the year, this business experienced a slight moderation in energy costs and somewhat lower payroll costs as a percent of revenue. These were partially offset by higher healthcare benefits costs. For our Specialty Garments unit, we saw operating income bounce back to $4.8 million, with profit growth centered around strong results from European, Canadian and Cleanroom operations. Profits for our First Aid unit were down year-to-year, due to continuing consolidation costs resulting from the reorganization of operations.

We continue to see favorable growth indicators for all of our business units. In our core laundry operations, we expect further productivity advances from the completed rollout of our Sales Force Automation system. We're also making major investments in the expansion and improvement of our prospect database which will allow for the delivery of more industry-specific marketing programs and give us better opportunities for targeted selling. The combination of our sales productivity system and our enhanced database should also allow sharper and more consistent focus of selling activities at the local market level and is expected to generate continued improvements in rep performance.

We're rolling out new training programs and introducing alternative training formats that are allowing us to reach more of our front-line sellers more often. Through these efforts, we are delivering more in-depth product and market knowledge — including content relating to Protective Garment applications, specialty Food Processing applications and a full range of Facility Services applications — to give sellers the information they need to better fill a consultative role in their prospect interactions. We know that prospective buyers are looking for accurate, reliable and balanced information to aid their decision-making and we are determined that our sales team will be able to give it to them.

The Specialty Garments business bounced back smartly this year and is expected to sustain its recovery. UniTech, once focused exclusively on garment cleaning and decontamination, has added balance through the addition of equipment and tool decontamination services, as well as the direct sale of a wide range of safety products. It continues to push ahead with its Canadian and European expansion plans and is seeing fresh opportunities in the United States, as a result of renewed interest in nuclear power options and the emergence of plans for several new reactors. As the leader in nuclear garment services, it is superbly positioned to tap into any expansions of this kind that take place. And with its technically-focused and complementary UniClean cleanroom business expanding its geographic reach, we believe the future of this business unit is bright.

In the First Aid area, the expansion of our professional sales team and the implementation of new training programs should help accelerate sales, as will an increased focus on team selling between UniFirst and Green Guard professional sales personnel in markets where we have joint coverage. Green Guard customers represent opportunities for uniform and facility services sales, just as UniFirst customers represent opportunities for first aid sales, and we will be giving added focus to exploiting these. Also, we'll be pressing the advantages we have with our Medique product line, which benefits from strong brand identity in certain user markets. We believe the combination of these activities will result in increased growth in both revenues and margins.

Overall, we think the outlook for UniFirst remains very positive and that abundant potential remains in all the markets we serve. Taking advantage of the opportunities that are there for us calls for both business skill and market savvy, but we're confident in our ability to handle the challenge. As always, we will rely on the quality of our strategies, the thoroughness of our plans, the effectiveness of our execution and the commitment of our thousands of team partners in North America and Europe to produce the results we're targeting. The chance to prove ourselves again excites us all.

Thank you for your continued support. I look forward to reporting to you on the progress of your Company in the quarters ahead.



RONALD D. CROATTI
Chairman of the Board, President, and Chief Executive Officer

Revenues
(in millions of dollars)



1000
900
800
700
600
500
400
300
03
04
05
06
07

Net Income
(in millions of dollars)



50
45
40
35
30
25
20
15
03
04
05
06
07

Shareholders' Equity
(in millions of dollars)



500
450
400
350
300
250
200
150
03
04
05
06
07

Fiscal Year Ended August *(in millions of dollars)*			
	2007	*2006*	*Percent change*
Revenues	$902.1	$821.0	9.9%
Net Income	$45.2	$39.2	15%
Shareholders' Equity	$497.3	$452.5	9.9%

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K


SEC MAIL PROCESSING
RECEIVED
NOV 29 2007
WASH, D.C.
182
SECTION

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the Fiscal Year Ended August 25, 2007

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission file number 0-8504

UNIFIRST CORPORATION

(Exact name of registrant as specified in its charter)

Massachusetts	**04-2103460**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

68 Jonspin Road
Wilmington, Massachusetts 01887
(Address of principal executive offices)(Zip Code)

Registrant's telephone number, including area code: (978) 658-8888

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	**Name of each exchange on which registered**
Common Stock, $0.10 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

The number of outstanding shares of the Registrant's Common Stock and Class B Common Stock at November 2, 2007 were 14,352,349 and 4,937,449, respectively. The aggregate market value of the voting stock of the Registrant held by non-affiliates as of February 24, 2007 (the last business day of the Registrant's most recently completed second fiscal quarter), computed by reference to the closing sale price of such shares on such date, and was approximately $618,481,522.

Documents Incorporated By Reference

The Registrant intends to file a Definitive Proxy Statement pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended, for its 2008 Annual Meeting of Shareholders within 120 days of the end of the fiscal year ended August 25, 2007. Portions of such Proxy Statement are incorporated by reference in Part III of this report.

UniFirst Corporation
Annual Report on Form 10-K
For the fiscal year ended August 25, 2007

Table of Contents

PART I

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Our actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K.

ITEM 1. BUSINESS

GENERAL

UniFirst Corporation, together with its subsidiaries, hereunder referred to as "we", "our", the "Company", or "UniFirst", is one of the largest providers of workplace uniforms and protective work wear clothing in the United States. We design, manufacture, personalize, rent, clean, deliver, and sell a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, lab coats, smocks, aprons and specialized protective wear, such as flame resistant and high visibility garments. We also rent industrial wiping products, floor mats, facility service products, restroom supplies, and other non-garment items, and provide first aid cabinet services and other safety supplies, to a variety of manufacturers, retailers and service companies. We serve businesses of all sizes in numerous industry categories. At certain specialized facilities, we also decontaminate and clean work clothes that may have been exposed to radioactive materials and service special clean room protective wear.

Our principal services include providing customers with uniforms and other non-garment items, picking up soiled uniforms or other items on a periodic basis (usually weekly), and delivering, at the same time, cleaned and processed items. We offer uniforms in a wide variety of styles, colors, sizes and fabrics and with personalized emblems selected by the customer. Our centralized services, specialized equipment and economies of scale generally allow us to be more cost effective in providing garment services than customers could be themselves, particularly those customers with high employee turnover rates. During fiscal 2007, we manufactured 59% of the garments we placed in service. Because we design and manufacture a majority of our own uniforms and protective clothes, we can produce custom garment programs for our larger customers, offer a diverse range of such designs within our standard line of garments and better control the quality, price and speed at which we produce such garments. In addition, among our competitors, we believe we have the largest in-house digital image processing capability, allowing us to convert an image provided by a customer into customized, mass producible embroidered emblems, typically within two days.

We have six operating segments: US Rental and Cleaning, Canadian Rental and Cleaning, Manufacturing ("MFG"), Specialty Garments Rental and Cleaning ("Specialty Garments"), First Aid and Corporate. The US Rental and Cleaning and Canadian Rental and Cleaning operating segments have been combined to form the US and Canadian Rental and Cleaning reporting segment. The US and Canadian Rental and Cleaning reporting segment purchases, rents, cleans, delivers and sells, uniforms and protective clothing and non-garment items in the United States and Canada. The Corporate operating segment consists of costs associated with our distribution center, sales and marketing, information systems, engineering, materials management, manufacturing planning, finance, budgeting, human resources, other general and administrative costs and interest expense. The revenues generated from the Corporate operating segment represent certain direct sales we made directly from our distribution center. The products sold by this operating segment are the same products rented and sold by the US and Canadian Rental and Cleaning reporting segments. The MFG operating segment designs and manufactures uniforms and non-garment items solely for the purpose of providing these goods to the US and Canadian Rental and Cleaning reporting segment. The Specialty Garments operating segment purchases, rents, cleans, delivers and sells, specialty garments and non-garment items primarily for nuclear and clean room applications. The First Aid operating segment sells first aid cabinet services and other safety supplies.

In fiscal 2007, we generated $902.1 million in revenue, of which approximately 90% was derived from the US and Canadian Rental and Cleaning and Corporate segments. Specialty Garments and First Aid accounted for 7% and 3%, respectively, of 2007 revenues.

PRODUCTS AND SERVICES

We provide our customers with personalized workplace uniforms and protective work clothing in a broad range of styles, colors, sizes and fabrics. Our uniform products include shirts, pants, jackets, coveralls, lab coats, smocks, aprons and specialized protective wear, such as flame resistant and high visibility garments. At certain specialized facilities, we also decontaminate and clean clothes which may have been exposed to radioactive materials and service special cleanroom protective wear. We also offer non-garment items and services, such as industrial wiping products, floor mats, dry and wet mops and other textile products.

We offer our customers a range of garment service options, including full-service rental programs in which garments are cleaned and serviced by us, lease programs in which garments are cleaned and maintained by individual employees and purchase programs to buy garments and related items directly. As part of our rental business, we pick up a customer's soiled uniforms and/or other items on a periodic basis (usually weekly) and deliver back cleaned and processed replacement items. We believe our centralized services, specialized equipment and economies of scale generally allow us to be more cost effective in providing garment and related services than customers would be by themselves, particularly those customers with high employee turnover rates. Our uniform program is intended not only to help our customers foster greater company identity, but to enhance their corporate image and improve employee safety, productivity and morale. We primarily serve our customers pursuant to written service contracts that range in duration from three to five years.

CUSTOMERS

We serve businesses of all sizes in numerous industry categories. During each of the past five years, no single uniform rental customer accounted for more than 1% of our revenues. Our typical customers include automobile service centers and dealers, delivery services, food and general merchandise retailers, food processors and service operations, light manufacturers, maintenance facilities, restaurants, service companies, soft and durable goods wholesalers, transportation companies, and others who require employee clothing for image, identification, protection or utility purposes. Among our largest customers of our conventional uniform rental business are divisions, units, regional operations or franchised agencies of major, nationally recognized organizations. With respect to our Specialty Garment segment, typical customers include government agencies, research and development laboratories, high technology companies and utilities operating nuclear reactors. We currently service over 200,000 customer locations in the United States, Canada and Europe from 193 customer service, distribution and manufacturing facilities.

MARKETING, SALES, AND CUSTOMER SERVICE

We market our products and services to a diverse customer base and to prospects that range across virtually all industry segments. Marketing contact is made through print advertising, direct mail, publicity, trade shows, catalogs, telemarketing, multiple web sites and direct field sales representation. We have built and maintain an extensive, proprietary database of prescreened and qualified business prospects that have been sourced from our various promotional initiatives, including mailers, web site contacts, advertising responses, sales calls and lists purchased from third-party providers. These prospect records serve as a primary targeting resource for our professional sales organization and are constantly updated, expanded and maintained by an in-house team of specialist database qualifiers and managers. To aid in the effective marketing of products and services, we supply sales representatives with an extensive selection of sales aids, brochures, presentation materials and vertical market communications tools. We also provide representatives with detailed on-line profiles of high opportunity markets to educate them to the typical issues, needs and concerns of those markets. This helps establish credibility and aids their ability to deliver value-based solutions.

We employ a large team of trained professional sales representatives whose sole function is to market our services to potential customers and develop new accounts. While most of our sales representatives are capable of presenting a full range of service solutions, some are dedicated to developing business for a limited range of products and services or have a specific market focus.

For example, in select geographic markets we employ teams of dedicated facility services sales representatives who focus exclusively on developing business for our floor care, restroom and related service programs. We also employ protective garment specialists who have special knowledge and skill in the more technically-based selling required for success in the flame resistant, high-visibility and related protective garment areas. Additionally, we employ specialist executive-level salespeople in our National Account Organization—some who specialize in rental programs and some who specialize in direct sale programs—to target the very largest national companies with known uniform and/or facility services program needs. We believe that effective customer service is the most important element in developing and maintaining our market position. Our commitment to service excellence is reflected throughout our organization. Our route sales representatives are the first line of continuing customer contact, but they are supported by local customer service representatives, local service management staff and local operations management leaders, all of whom are focused on addressing the ongoing needs of customers, constantly delivering high-value service and pursuing total customer satisfaction. Our proprietary CRM information system enables us to respond to customer inquiries or issues within 24 hours and our service personnel are specially trained to handle the daily contact work necessary to effectively manage customer relations.

We measure the speed and accuracy of our customer service efforts on a weekly basis and, through our "Customers for Life" program, we continuously survey, record and report satisfaction levels as a means of auditing current performance and highlighting areas for improvement.

COMPETITION

The uniform rental and sales industry is highly competitive. The principal methods of competition in the industry are the quality of products, the quality of service and price. We believe that the top four companies in the uniform rental segment of the industry, including UniFirst, currently generate over 40% of the industry's volume. Our leading competitors include Aramark Corporation, Cintas Corporation and G&K Services, Inc. The remainder of the market, however, is divided among more than 400 smaller businesses, many of which serve one or a limited number of markets or geographic service areas. In addition to our traditional rental competitors, we may increasingly compete in the future with businesses that focus on selling uniforms and other related items. We also compete with industry competitors for acquisitions.

MANUFACTURING AND SOURCING

We manufactured 59% of all garments which we placed in service during fiscal 2007. These were primarily work pants manufactured at our plant in Ebano, San Luis Potosi, Mexico and shirts manufactured at our plant in Valles, San Luis Potosi, Mexico. The balance of the garments used in our programs are purchased from a variety of industry suppliers. While we currently acquire the raw materials with which we produce our garments from a limited number of suppliers, we believe that such materials are readily available from other sources. To date, we have experienced no significant difficulty in obtaining any of our raw materials or supplies. Currently, we also manufacture approximately 68% of the mats we place in service at our plant in Cave City, Arkansas.

EMPLOYEES

At August 25, 2007, we employed over 10,000 persons. Approximately 2% of our United States employees are represented by a union pursuant to a collective bargaining agreement. We consider our employee relations to be good.

EXECUTIVE OFFICERS

Our executive officers are as follows:

NAME	AGE	POSITION
Ronald D. Croatti	64	Chairman of the Board, President, and Chief Executive Officer
Cynthia Croatti	52	Executive Vice President and Treasurer
John B. Bartlett	66	Senior Vice President and Chief Financial Officer
Bruce P. Boynton	59	Senior Vice President, Operations
David A. DiFillippo	50	Senior Vice President, Operations

The principal occupation and positions for the past five years of our executive officers named above are as follows:

Ronald D. Croatti joined our Company in 1965. Mr. Croatti became Director of our Company in 1982, Vice Chairman of the Board in 1986 and has served as Chief Executive Officer since 1991. He has also served as President since 1995 and Chairman of the Board since 2002. Mr. Croatti has overall responsibility for the management of our Company.

Cynthia Croatti joined our Company in 1980. Ms. Croatti has served as Director since 1995, Treasurer since 1982 and Executive Vice President since 2001. In addition, she has primary responsibility for overseeing the human resources and purchasing functions of our Company.

John B. Bartlett joined our Company in 1977. Mr. Bartlett has served as our Senior Vice President and Chief Financial Officer since 1986 and has primary responsibility for overseeing the financial functions of our Company, as well as its information systems department.

Bruce P. Boynton joined our Company in 1976. Mr. Boynton has served as Senior Vice President, Operations since January 2001, is the chief operating officer for our Company's Canadian operations and has primary responsibility for overseeing the operations of certain regions in the United States. From 1986 through 2000, Mr. Boynton served as Vice President, Operations.

David A. DiFillippo joined our Company in 1979. Mr. DiFillippo has served as Senior Vice President, Operations since 2002 and has primary responsibility for overseeing the operations of certain regions in the United States. Since 2000, Mr. DiFillippo has served as Vice President, Central Rental Group and, prior to 2000, he served as a Regional General Manager.

Ronald D. Croatti and Cynthia Croatti are siblings. Anthony F. DiFillippo, a member of our Board of Directors, is Cynthia Croatti's uncle and father of David A. DiFillippo.

ENVIRONMENTAL MATTERS

We, like our competitors, are subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries currently use and must dispose of detergent waste water and other residues, and, in the past, used perchloroethylene and other dry cleaning solvents. We are attentive to the environmental concerns surrounding the disposal of these materials and have through the years taken measures to avoid their improper disposal. Over the years, we have settled, or contributed to the settlement of, actions or claims brought against us relating to the disposal of hazardous materials and there can be no assurance that we will not have to expend material amounts to remediate the consequences of any such disposal in the future. Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurance that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon us under such laws or expose us to third-party actions such as tort suits. We continue to address environmental conditions under terms of consent orders negotiated with the applicable environmental authorities or otherwise with respect to sites located in, or related to, Woburn, Massachusetts, Somerville, Massachusetts, Springfield, Massachusetts, Uvalde, Texas, Stockton, California, Williamstown, Vermont, as well as number of additional locations that we acquired as part of our acquisition of Textilease Corporation in September 2003. For additional discussion refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the risk factor set forth on page 6 of this Annual report on Form 10-K.

Our nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission, or in certain cases, by the applicable state agency, and are subject to regulation by federal, state and local authorities. In the past, scrutiny and regulation of nuclear facilities and related services have resulted in the suspension of operations at certain nuclear facilities served by us or disruptions in our ability to service such facilities. There can be no assurance that such scrutiny and regulation will not lead to the shut-down of such facilities or otherwise cause material disruptions in our garment decontamination business.

AVAILABLE INFORMATION

We make available free of charge our Proxy Statement, Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, including exhibits and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. These reports are available on our website at www.unifirst.com. In addition, you may request a copy of our filings, excluding exhibits, by contacting our Investor Relations group at (978) 658-8888 or at UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887. Information included on our website is not deemed to be incorporated into this Annual Report on Form 10-K or the documents incorporated by reference into this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

The statements in this section, as well as statements described elsewhere in this Annual Report on Form 10-K, or in other SEC filings, describe risks that could materially and adversely affect our business, financial condition and results of operations and the trading price of our securities. These risks are not the only risks that we face. Our business, financial condition and results of operations could also be materially affected by additional factors that are not presently known to us or that we currently consider to be immaterial to our operations.

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward looking statements within the meaning of the federal securities laws. Forward looking statements contained in this Annual Report on Form 10-K and any documents incorporated by reference are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as "estimates," "anticipates," "projects," "plans," "expects," "intends," "believes," "seeks," "could," "should," "may," "will," or the negative versions thereof, and similar expressions and by the context in which they are used. Such forward looking statements are based upon our current expectations and speak only as of the date made. Such statements are highly dependent upon a variety of risks, uncertainties and other important factors that could cause actual results to differ materially from those reflected in such forward looking statements. Such factors include, but are not limited to, uncertainties regarding our ability to consummate and successfully integrate acquired businesses, uncertainties regarding any existing or newly-discovered expenses and liabilities related to environmental compliance and remediation, our ability to compete successfully without any significant degradation in our margin rates, seasonal fluctuations in business levels, uncertainties regarding the price levels of natural gas, electricity, fuel and labor, the impact of negative economic conditions on our customers and such customers' workforce, the continuing increase in domestic healthcare costs, demand and prices for our products and services, additional professional and internal costs necessary for compliance with recent and proposed future changes in Securities and Exchange Commission (including the Sarbanes-Oxley Act of 2002), New York Stock Exchange and accounting rules, strikes and unemployment levels, our efforts to evaluate and potentially reduce internal costs, economic and other developments associated with the war on terrorism and its impact on the economy and general economic conditions. We undertake no obligation to update any forward looking statements to reflect events or circumstances arising after the date on which they are made.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

We face intense competition within our industry, which may adversely affect our results of operations and financial condition.

The uniform rental and sales industry is highly competitive. The principal methods of competition in the industry are quality of service and price. We believe that the top four companies in the uniform rental segment of the industry, including us, currently generate over 40% of the industry's volume. Our leading competitors include Aramark Corporation, Cintas Corporation and G&K Services, Inc. The remainder of the market, however, is divided among more than 400 smaller businesses, many of which serve one or a limited number of markets or geographic service areas. In addition to our traditional rental competitors, we may increasingly compete in the future with businesses that focus on selling uniforms and other related items. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could have a material effect on our results of operations and financial condition. We also compete with industry competitors for acquisitions, which has the effect of increasing the price for acquisitions and reducing the number of acquisition candidates available to us. If we pay higher prices for businesses we acquire, our returns on investment and profitability may be reduced.

Implementation of our growth strategy may not be successful, which could adversely affect our ability to increase our revenues or our profitability.

As part of our growth strategy, we intend to continue to actively pursue additional acquisition opportunities. However, as discussed above, we compete with others within our industry for suitable acquisition candidates. This competition may increase the price for acquisitions and reduce the number of acquisition candidates available to us. As a result, acquisition candidates may not be available to us in the future on favorable terms. Even if we are able to acquire businesses on favorable terms, managing growth through acquisition is a difficult process that includes integration and training of personnel, combining plant and operating procedures and additional matters related to the integration of acquired businesses within our existing organization. Unanticipated issues related to integration may result in additional expense or in disruption to our operations, either of which could negatively impact our ability to achieve anticipated benefits. While we believe we will be able to fully integrate acquired businesses, we can give no assurance that we will be successful in this regard.

The successful implementation of our growth strategy will require us to increase our work force, the scope of our operating and financial systems and the geographic area of our operations. We believe this growth will increase our operating complexity and the level of responsibility for both existing and new management personnel. Managing and sustaining our growth and expansion may require substantial enhancements to our operational and financial systems and controls, as well as additional administrative, operational and financial resources. There can be no assurance that we will be able to manage our expanding operations successfully or that we will be able to maintain or accelerate our growth, and any failure to do so could have an adverse effect on our results of operations and financial condition.

In order to finance such acquisitions, we may need to obtain additional funds either through public or private financings, including bank and other secured and unsecured borrowings and the issuance of debt or equity securities. There can be no assurance that future issuances of securities in connection with acquisitions will not be dilutive to our stockholders.

The expenses we incur to comply with environmental regulations, including costs associated with potential environmental remediation, may prove to be significant and could have a material adverse affect on our results of operations and financial condition.

We, like our competitors, are subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries currently use and must dispose of detergent waste water and other residues, and, in the past, used perchloroethylene and other dry cleaning solvents. Over the years, we have settled, or contributed to the settlement of, actions or claims brought against us relating to the disposal of hazardous materials and there can be no assurance that we will not have to expend material amounts to remediate the consequences of any such disposal in the future. Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurance that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon us under such laws or expose us to third-party actions such as tort suits.

On a quarterly basis, we assess each of our environmental sites to determine whether the costs of investigation and remediation of environmental conditions are probable and can be reasonably estimated as well as the adequacy of our accruals with respect to such costs. There can be no assurance that our accruals with respect to our environmental sites will be sufficient or that the costs of remediation and investigation will not substantially exceed our accruals as new facts, circumstances or estimates arise.

Our nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission, or in certain cases, by the applicable state agency, and are subject to regulation by federal, state and local authorities. In the past, scrutiny and regulation of nuclear facilities and related services have resulted in the suspension of operations at certain nuclear facilities served by us or disruptions in our ability to service such facilities. There can be no assurance that such scrutiny and regulation will not lead to the shut-down of such facilities or otherwise cause material disruptions in our garment decontamination business.

If we are unable to preserve positive labor relationships or become the target of corporate labor unionization campaigns, the resulting labor unrest could disrupt our business by impairing our ability to produce and deliver our products.

We employ over 10,000 persons. Approximately 2% of our United States employees are represented by a union pursuant to a collective bargaining agreement. Competitors within our industry have been the target of corporate unionization campaigns by multiple labor unions. While our management believes that our employee relations are good, we cannot assure you that we will not experience pressure from labor unions or become the target of campaigns similar to those faced by our competitors. If we do encounter pressure from labor unions, any resulting labor unrest could disrupt our business by impairing our ability to produce and deliver our products. In addition, significant union representation would require us to negotiate the wages, salaries, benefits and other terms with many of our employees collectively and could adversely affect our results of operations by increasing our labor costs or otherwise restricting our ability to maximize the efficiency of our operations.

Our business may be adversely affected by national, regional or industry specific economic slowdowns.

National, regional or industry specific economic slowdowns, as well as events or conditions in a particular area, such as adverse weather and other factors, may adversely affect our operating results. In addition, increases in interest rates that may lead to a decline in economic activity, while simultaneously resulting in higher interest expense to us under our credit facility and floating rate notes, may adversely affect our operating results.

Economic and business conditions affecting our customer base could negatively impact our sales and operating results.

We supply uniform services to many industries that have been subject to one or more of shifting employment levels, changes in worker productivity, uncertainty regarding the impacts of rehiring and a shift to offshore manufacturing. Economic hardship among our customer base could cause some of our customers to reduce work forces, restrict expenditures or even cease to conduct business, all of which could reduce the number of employees utilizing our uniform services, which would adversely affect our sales and results of operations.

Failure to comply with the other state and federal regulations to which we are subject may result in penalties or costs that could have a material adverse effect on our business.

Our business is subject to various other state and federal regulations, including employment laws and regulations, minimum wage requirements, overtime requirements, working condition requirements, citizenship requirements and other laws and regulations. Any appreciable increase in the statutory minimum wage rate, income or overtime pay, adoption of mandated health benefits, or changes to immigration laws and citizenship requirements would likely result in an increase in our labor costs and/or contribute to a shortage of available labor and such cost increase or labor shortage, or the penalties for failing to comply with such statutory minimums or regulations, could have an adverse effect on our business, liquidity and results of operations.

Our business may be subject to seasonal and quarterly fluctuations.

Historically, our revenues and operating results have varied from quarter to quarter and are expected to continue to fluctuate in the future. In addition, our operating results historically have been seasonally lower during the second and fourth fiscal quarters than during the other quarters of the fiscal year. We incur various costs in integrating or establishing newly acquired businesses or start-up operations, and the profitability of a new location is generally expected to be lower in the initial period of its operation than in subsequent periods. Start-up operations in particular lack the support of an existing customer base and require a significantly longer period to develop sales opportunities and meet targeted operating results.

These factors, among others, make it likely that in some future quarters our results of operations may be below the expectations of securities analysts and investors, which could have an adverse effect on the market price of our Common Stock.

Loss of our key management or other personnel could adversely impact our business.

Our success is largely dependent on the skills, experience and efforts of our senior management and certain other key personnel. If, for any reason, one or more senior executives or key personnel were not to remain active in our Company, our results of operations could be adversely affected. Our future success also depends upon our ability to attract and retain qualified managers and technical and marketing personnel, as well as sufficient numbers of hourly workers. There is competition in the market for the services of such qualified personnel and hourly workers and our failure to attract and retain such personnel or workers could adversely affect our results of operations.

We depend on third parties to supply us with raw materials and ship a large portion of our products, and our results of operations could be adversely affected if we are unable to obtain adequate raw materials and ship our products in a timely manner.

We manufactured 59% of all garments which we placed in service during fiscal 2007. These were primarily work pants manufactured at our plant in Ebano, San Luis Potosi, Mexico and shirts manufactured at our plant in Valles, San Luis Potosi, Mexico. The balance of the garments used in our programs are purchased from a variety of industry suppliers. While we currently acquire the raw materials with which we produce our garments from a limited number of suppliers, we believe that such materials are readily available from other sources. To date, we have experienced no significant difficulty in obtaining any of our raw materials or supplies. However, if we were to experience difficulty obtaining any of our raw materials from such suppliers and were unable to obtain new materials or supplies from other industry suppliers, it could adversely affect our results of operations.

We utilize United Parcel Service and other common carriers to ship a large portion of our products. Strikes or other service interruptions affecting such carriers could impair our ability to deliver products on a timely and cost-effective basis. In addition, because we typically bear the cost of shipment to our customers, any increase in shipping rates could adversely affect our operating results.

Our failure to retain our current customers and renew our existing customer contracts could adversely affect our results of operations and financial condition.

Our success depends on our ability to retain our current customers and renew our existing customer contracts. Our ability to do so generally depends on a variety of factors, including the quality, price and responsiveness of our services, as well as our ability to market these services effectively and to differentiate ourselves from our competitors. We cannot assure you that we will be able to renew existing customer contracts at the same or higher rates or that our current customers will not turn to competitors, cease operations, elect to self-operate or terminate contracts with us. The failure to renew a significant number of our existing contracts would have an adverse effect on our results of operations and financial condition.

Increases in fuel and energy costs could adversely affect our results of operations and financial condition.

The price of fuel and energy needed to run our vehicles and equipment is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries, regional production patterns, limits on refining capacities, natural disasters and environmental concerns. Any increase in fuel and energy costs could adversely affect our results of operations and financial condition.

Quarterly fluctuations in our nuclear specialty garment business could disproportionately impact our revenue and net income and create volatility in the price of our Common Stock.

Our nuclear decontamination business is affected by shut-downs, outages and clean-ups of the nuclear facilities we service. We are not able to control or predict with certainty when such shut-downs, outages and clean-ups will occur. Our nuclear decontamination business tends to generate more revenue in the first and third fiscal quarters, which is when nuclear power plants typically schedule their plant outages and refuelings and thereby increase nuclear garment utilization. Quarterly fluctuations in our nuclear decontamination business could have a disproportionate impact on revenue and net income and create volatility in the price of our Common Stock.

Our international business results are influenced by currency fluctuations and other risks that could have an adverse effect on our results of operations and financial condition.

A portion of our sales is derived from international markets. Revenue denominated in currencies other than the U.S. dollar represented approximately 9% of total consolidated revenues for fiscal 2007, 8% for fiscal 2006 and 7% for fiscal 2005. The operating results of our international subsidiaries are translated into U.S. dollars and such results are affected by movements in foreign currencies relative to the U.S. dollar. Our international operations are also subject to other risks, including the requirement to comply with changing and conflicting national and local regulatory requirements, potential difficulties in staffing and labor disputes; managing and obtaining support and distribution for local operations, credit risk or financial condition of local customers, potential imposition of restrictions on investments, potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries; foreign exchange controls, and local political and social conditions. There can be no assurance that the foregoing factors will not have an adverse effect on our international operations or on our consolidated financial condition and results of operations. We own and operate manufacturing facilities in Mexico. Operations in developing nations present several additional risks, including greater fluctuation in currencies relative to the U.S. dollar, economic and governmental instability, civil disturbances, volatility in gross domestic production, Foreign Corrupt Practice Act compliance issues and nationalization and expropriation of private assets.

Changes in or new interpretations of the governmental regulatory framework may affect our contract terms and may reduce our sales or profits.

A portion of our total consolidated revenues is derived from business with U.S. federal, state and local governments and agencies. Changes or new interpretations in, or changes in the enforcement of, the statutory or regulatory framework applicable to services provided under governmental contracts or bidding procedures could result in fewer new contracts or contract renewals, modifications to the methods we apply to price government contracts or in contract terms of shorter duration than we have historically experienced, any of which could result in lower sales or profits than we have historically achieved, which could have an adverse effect on our results of operations.

The price of our Common Stock may be highly volatile, which could result in significant price declines.

The price of our Common Stock may experience significant volatility. Such volatility may be caused by fluctuations in our operating results, changes in earnings estimated by investment analysts, the number of shares of our Common Stock traded each day, the degree of success we achieve in implementing our business and growth strategies, changes in business or regulatory conditions affecting us, our customers or our competitors and other factors. In addition, the New York Stock Exchange historically has experienced extreme price and volume fluctuations that often have been unrelated to, or disproportionate to, the operating performance of its listed companies. These fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of our Common Stock.

We are controlled by our principal stockholders, and our other stockholders may be unable to affect the outcome of stockholder voting.

As of August 25, 2007, the members of the Croatti family owned in the aggregate 253,992 shares of our Common Stock and 4,937,369 shares of our Class B Common Stock, which represents approximately 26.9% of the aggregate number of outstanding shares of our Common Stock and Class B Common Stock, but approximately 77.9% of the combined voting power of the outstanding shares of our Common Stock and Class B Common Stock. As a result, the members of the Croatti family, acting with other family members, could effectively control most matters requiring approval by our stockholders, including the election of a majority of the directors. While historically the members of the Croatti family have individually voted their respective shares of Class B Common Stock in the same manner, there is no contractual understanding requiring this and there is no assurance that the family members will continue to individually vote their shares of Class B Common Stock in the same manner. This voting control by the members of the Croatti family, together with certain provisions of our by-laws and articles of organization, could have the effect of delaying, deferring or preventing a change in control of our Company that would otherwise be beneficial to our public stockholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of August 25, 2007, we owned or occupied 193 facilities containing an aggregate of approximately 5.0 million square feet located in the United States, Canada, Mexico and Europe. We own 113 of these facilities, containing approximately 4.1 million square feet. These facilities include our 320,000 square foot Owensboro, Kentucky distribution center and most of our industrial laundry processing plants. We believe our industrial laundry facilities are among the most modern in the industry.

We own substantially all of the machinery and equipment used in our operations. We believe that our facilities and our production, cleaning and decontamination equipment have been well maintained and are adequate for our present needs. We also own a fleet of approximately 2,500 delivery vans, trucks and other vehicles.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are subject to legal proceedings and claims arising from the current conduct of our business operations, including personal injury, customer contract, and employment claims. We maintain insurance coverage providing indemnification against the majority of such claims, and we do not expect that we will sustain any material loss as a result thereof.

In addition, we, like our competitors, are subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries currently use and must dispose of detergent waste water and other residues, and, in the past, used perchloroethylene and other dry cleaning solvents. Over the years, we have settled, or contributed to the settlement of, actions or claims brought against us relating to the disposal of hazardous materials and there can be no assurance that we will not have to expend material amounts to remediate the consequences of any such disposal in the future. Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurance that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon us under such laws or expose us to third-party actions such as tort suits. Refer to Note 10 of our Consolidated Financial Statements for further discussion.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

COMMON STOCK INFORMATION

Our Common Stock trades on the New York Stock Exchange under the symbol "UNF", while our Class B Common Stock is not publicly traded. The following table sets forth, for the periods indicated, the high and low closing prices of our Common Stock on the New York Stock Exchange, and the dividends per share paid on our Common Stock and Class B Common Stock.

	Price Per Share		Dividends Per Share	
	High	Low	Common Stock	Class B Common Stock
Year ended August 25, 2007				
First Quarter	$ 40.00	$ 30.80	$ 0.0375	$ 0.0300
Second Quarter	44.59	38.15	0.0375	0.0300
Third Quarter	44.59	38.37	0.0375	0.0300
Fourth Quarter	47.05	37.40	0.0375	0.0300

	Price Per Share		Dividends Per Share	
	High	Low	Common Stock	Class B Common Stock
Year ended August 26, 2006				
First Quarter	$ 39.38	$ 30.70	$ 0.0375	$ 0.0300
Second Quarter	35.69	30.50	0.0375	0.0300
Third Quarter	34.24	28.80	0.0375	0.0300
Fourth Quarter	34.54	29.65	0.0375	0.0300

The approximate number of shareholders of record of our Common Stock and Class B Common Stock as of November 2, 2007 were 88 and 21, respectively. We believe that the number of beneficial owners of our Common Stock is substantially greater than the number of record holders because a large portion of our Common Stock is held of record in broker "street names."

We have paid regular quarterly dividends since 1983 and intend to continue such policy subject to, among other factors, our earnings, financial condition and capital requirements. No dividends will be payable unless declared by our Board of Directors and then only to the extent funds are legally available for the payment of such dividends. In the event that our Board of Directors votes to pay a dividend, our Common Stock must receive a dividend equal to no less than 125% of any dividend paid on the Class B Common Stock. On July 3, 2007, our Board of Directors declared a quarterly dividend of $0.0375 and $0.0300 per share on our Common Stock and Class B Common Stock, respectively, that will be payable on October 3, 2007 to stockholders of record on September 12, 2007.

The following table sets forth information concerning our equity compensation plans as of August 25, 2007.

	Equity Compensation Plan Information		
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plan (excluding securities referenced in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	293,975	$ 28.87	377,050
Equity compensation plans not approved by security holders	—	N/A	—
Total	293,975	$ 28.87	377,050

Stock Performance Graph

Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on our Common Stock, based on the market price of our Common Stock, with the cumulative total shareholder return of a peer group and of companies within the Standard & Poor's 500 Stock Index, in each case assuming reinvestment of dividends. The peer group is composed of Cintas Corporation, G & K Services, Inc. and Angelica Corporation. The calculation of cumulative total shareholder return assumes a $100 investment in our Common Stock, the peer group and the S&P 500 Stock Index on August 31, 2002.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among UniFirst Corporation, The S&P 500 Index
And A Peer Group


$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
8/02
8/03
8/04
8/05
8/06
8/07
UniFirst Corporation
S&P 500
Peer Group

* $100 invested on 8/31/02 in stock or index-including reinvestment of dividends. Fiscal year ending August 31.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements and Notes to Consolidated Financial Statements included in Item 8.

The selected consolidated balance sheet data set forth below as of August 25, 2007 and August 26, 2006 and the selected consolidated income statement data for the three years in the period ended August 25, 2007 are derived from our audited consolidated financial statements included in this Annual Report on Form 10-K. All other selected consolidated financial data set forth below is derived from our audited financial statements not included in this Annual Report on Form 10-K. The per share data listed below is accounted for in accordance with the Emerging Issues Task Force ("EITF") Issue No. 03-6, *Participating Securities and the Two-Class Method under FAS 128*. EITF Issue No. 03-6 provides guidance in determining when the two-class method, as defined in Statements of Financial Accounting Standards ("SFAS") No. 128, *Earnings per Share*, should be utilized in calculating earnings per share. We were required to adopt EITF Issue No. 03-6 in the quarter ended August 27, 2005 and to apply the provisions of EITF Issue No. 03-6 retroactively to all periods presented. Our Common Stock has a 25% dividend preference to our Class B Common Stock. The Class B Common Stock, which has ten votes per share as opposed to one vote per share for the Common Stock, is not freely transferable but may be converted at any time on a one-for-one basis into Common Stock at the option of the holder of the Class B Common Stock. EITF Issue No. 03-6 requires the income per share for each class of common stock to be calculated assuming 100% of our earnings are distributed as dividends to each class of common stock based on their respective dividend rights.

Five Year Financial Summary
UniFirst Corporation and Subsidiaries

Fiscal Year Ended August (In thousands, except per share data)	2007	2006	2005	2004	2003
Selected Balance Sheet Data:					
Total assets	$ 874,464	$ 829,702	$ 748,305	$ 702,366	$ 516,131
Long-term obligations	$ 206,049	$ 210,535	$ 176,671	$ 178,841	$ 69,812
Shareholders' equity	$ 497,327	$ 452,545	$ 412,342	$ 368,707	$ 336,338
Selected Income Statement Data:					
Revenues	$ 902,102	$ 820,972	$ 763,842	$ 719,356	$ 596,936
Depreciation and amortization	$ 48,512	$ 45,310	$ 43,927	$ 44,889	$ 39,659
Income from operations	$ 84,221	$ 73,801	$ 76,012	$ 64,004	$ 48,838
Other expense, net	$ 10,759	$ 9,544	$ 6,841	$ 9,406	$ 1,266
Provision for income taxes	$ 28,267	$ 25,049	$ 25,823	$ 21,020	$ 18,310
Income before cumulative effect of accounting change	$ 45,195	$ 39,208	$ 43,348	$ 33,578	$ 29,262
Cumulative effect of accounting change	$ —	$ —	$ —	$ —	$ 2,242
Net income	$ 45,195	$ 39,208	$ 43,348	$ 33,578	$ 27,020
Income per share before cumulative effect of accounting change:					
Basic - Common stock	$ 2.47	$ 2.25	$ 2.51	$ 1.95	$ 1.71
Basic - Class B Common Stock	$ 1.98	$ 1.80	$ 2.01	$ 1.56	$ 1.37
Diluted - Common stock	$ 2.34	$ 2.03	$ 2.24	$ 1.74	$ 1.52
Income per share after cumulative effect of accounting change:					
Basic - Common stock	$ 2.47	$ 2.25	$ 2.51	$ 1.95	$ 1.58
Basic - Class B Common Stock	$ 1.98	$ 1.80	$ 2.01	$ 1.56	$ 1.27
Diluted - Common stock	$ 2.34	$ 2.03	$ 2.24	$ 1.74	$ 1.40
Dividends per share:					
Common stock	$ 0.15	$ 0.15	$ 0.15	$ 0.15	$ 0.15
Class B Common Stock	$ 0.12	$ 0.12	$ 0.12	$ 0.12	$ 0.12

On September 2, 2003, we completed our acquisition of 100% of Textilease Corporation for $175.6 million in cash. The results of operations of this acquisition have been included in our Consolidated Financial Statements since the acquisition date.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

UniFirst Corporation is one of the largest providers of workplace uniforms and protective clothing in the United States. We design, manufacture, personalize, rent, clean, deliver, and sell a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, lab coats, smocks, aprons and specialized protective wear, such as flame resistant and high visibility garments. We also rent industrial wiping products, floor mats, facility service products and other non-garment items, and provide first aid cabinet services and other safety supplies, to a variety of manufacturers, retailers and service companies.

We serve businesses of all sizes in numerous industry categories. Our typical customers include automobile service centers and dealers, delivery services, food and general merchandise retailers, food processors and service operations, light manufacturers, maintenance facilities, restaurants, service companies, soft and durable goods wholesalers, transportation companies, and others who require employee clothing for image, identification, protection or utility purposes. We also provide our customers with restroom supplies, including air fresheners, paper products and hand soaps.

At certain specialized facilities, we also decontaminate and clean work clothes that may have been exposed to radioactive materials and service special clean room protective wear. Our typical customers for these specialized services include government agencies, research and development laboratories, high technology companies and utilities operating nuclear reactors.

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in interim financial reports issued to stockholders. Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. Our chief operating decision maker, as defined under SFAS No. 131, is our chief executive officer. We have six operating segments based on the information reviewed by our chief executive officer: US Rental and Cleaning, Canadian Rental and Cleaning, Manufacturing ("MFG"), Specialty Garments Rental and Cleaning ("Specialty Garments"), First Aid and Corporate. The US Rental and Cleaning and Canadian Rental and Cleaning operating segments have been combined to form the US and Canadian Rental and Cleaning reporting segment. Refer to Note 14 of our Consolidated Financial Statements for our disclosure of segment information.

The US and Canadian Rental and Cleaning reporting segment purchases, rents, cleans, delivers and sells, uniforms and protective clothing and non-garment items in the United States and Canada. The operations of the US and Canadian Rental and Cleaning reporting segment are referred to by us as our 'industrial laundry operations' and we refer to the locations related to this reporting segment as our 'industrial laundries'.

The MFG operating segment designs and manufactures uniforms and non-garment items primarily for the purpose of providing these goods to the US and Canadian Rental and Cleaning reporting segment. The amounts reflected as revenues of MFG are generated when goods are shipped from our manufacturing facilities to our other locations. These revenues are recorded at a transfer price which is typically in excess of the actual manufacturing cost. The transfer price is determined by our management and may not necessarily represent the fair value of the products manufactured. Products are carried in inventory and subsequently placed in service and amortized at this transfer price. On a consolidated basis, intercompany MFG revenues and MFG income are eliminated and the carrying value of inventories and rental merchandise in service is reduced to the manufacturing cost. Income before income taxes from MFG, net of the intercompany MFG elimination, was $25.1 million, $23.8 million, and $21.6 million for years ended August 25, 2007, August 26, 2006 and August 27, 2005, respectively. This income offsets the merchandise amortization costs incurred by the US and Canadian Rental and Cleaning reporting segment as the merchandise costs of this reporting segment are amortized and recognized based on inventories purchased from MFG at the transfer price which is above our manufacturing cost.

The Corporate operating segment consists of costs associated with our distribution center, sales and marketing, information systems, engineering, materials management, manufacturing planning, finance, budgeting, human resources, other general and administrative costs and interest expense. The revenues generated from the Corporate operating segment represent certain direct sales made directly from our distribution center. The products sold by this operating segment are the same products rented and sold by the US and Canadian Rental and Cleaning reporting segment. In the segment disclosures in Note 14 to our consolidated financial statements, no assets or capital expenditures are presented for the Corporate operating segment as no assets are allocated to this operating segment in the information reviewed by our chief executive officer. However, depreciation and amortization expense related to certain assets are reflected in income from operations and income before income taxes for the Corporate operating segment. The assets that give rise to this depreciation and amortization are included in the total assets of the US and Canadian Rental and Cleaning reporting segment as this is how they are tracked and reviewed by us.

We refer to our US and Canadian Rental and Cleaning, MFG, and Corporate segments combined as our 'core laundry operations'.

The Specialty Garments operating segment purchases, rents, cleans, delivers and sells, specialty garments and non-garment items primarily for nuclear and clean room applications. The First Aid operating segment sells first aid cabinet services and other safety supplies.

Approximately 90% of our revenues in 2007 were derived from US and Canadian Rental and Cleaning, and Corporate. A key driver of this business is the number of workers employed by our customers. Our revenues are directly impacted by fluctuations in these employment levels. Revenues from Specialty Garments, which accounted for 7% of our 2007 revenues, increase during outages and refueling by nuclear power plants, as garment usage increases at these times. First Aid represented 3% of our total revenue in 2007.

Critical Accounting Policies and Estimates

We believe the following critical accounting policies reflect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Use of Estimates

The preparation of our financial statements is in conformity with accounting principles generally accepted in the United States, which requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. The actual results could differ from our estimates.

Foreign Currency Translation

The functional currency of our foreign operations is the local country's currency. Transaction gains and losses, including gains and losses on our intercompany transactions, are included in selling and administrative expenses, in the accompanying consolidated statements of income. Assets and liabilities of operations outside the United States are translated into U.S. dollars using period-end exchange rates. Revenues and expenses are translated at the average exchange rates in effect during each month of the fiscal year. The effects of foreign currency translation adjustments are included in shareholders' equity as a component of accumulated other comprehensive income in the accompanying consolidated balance sheets.

Revenue Recognition and Allowance for Doubtful Accounts

We recognize revenue from rental operations in the period in which the services are provided. Direct sale revenue is recognized in the period in which the services are performed or when the product is shipped. Our judgment and estimates are used in determining the collectability of accounts receivable and evaluating the adequacy of the allowance for doubtful accounts. We consider specific accounts receivable and historical bad debt experience, customer credit worthiness, current economic trends and the age of outstanding balances as part of our evaluation. Changes in our estimates are reflected in the period they become known. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Material changes in our estimates may result in significant differences in the amount and timing of bad debt expense recognition for any given period.

Inventories and Rental Merchandise in Service

Our inventories are stated at the lower of cost or market value, net of any reserve for excess and obsolete inventory. Judgments and estimates are used in determining the likelihood that new goods on hand can be sold to our customers or used in our rental operations. Historical inventory usage and current revenue trends are considered in estimating both excess and obsolete inventories. If actual product demand and market conditions are less favorable than the amount we projected, additional inventory write-downs may be required. We use the first-in, first-out ("FIFO") method to value our inventories, which primarily consist of finished goods.

Rental merchandise in service is being amortized on a straight-line basis over the estimated service lives of the merchandise, which range from 6 to 36 months. In establishing estimated lives for merchandise in service, our management considers historical experience and the intended use of the merchandise. Material differences may result in the amount and timing of operating profit for any period if we make significant changes to our estimates.

Goodwill, Intangibles and Other Long-Lived Assets

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill is not amortized. SFAS No. 142 requires that companies test goodwill for impairment on an annual basis. In addition, SFAS No. 142 also requires that companies test goodwill if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit to which goodwill is assigned below its carrying amount. Our evaluation considers changes in the operating environment, competitive information, market trends, operating performance and cash flow modeling. We complete our annual impairment test in the fourth quarter of each fiscal year and there have been no impairments of goodwill in fiscal 2007 or 2006. Future events could cause us to conclude that impairment indicators exist and that goodwill or other intangibles associated with previously acquired businesses are impaired. Any resulting impairment loss could have a material impact on our financial condition and results of operations.

Property and equipment and definite-lived intangible assets are depreciated or amortized over their useful lives. Useful lives are based on our estimates of the period that the assets will generate revenue. Long-lived assets are evaluated for impairment whenever events or circumstances indicate an asset may be impaired. There were no material impairments of property and equipment or definite-lived intangible assets in fiscal 2007 or 2006.

Insurance

We self-insure for certain obligations related to health, workers' compensation, vehicles and general liability programs. We also purchase stop-loss insurance policies to protect ourselves from catastrophic losses. Judgments and estimates are used in determining the potential value associated with reported claims and for events that have occurred, but have not been reported. Our estimates consider historical claim experience and other factors. Our liabilities are based on our estimates, and, while we believe that our accruals are adequate, the ultimate liability may be significantly different from the amounts recorded. Changes in our claim experience, our ability to settle claims or other estimates and judgments we use could have a material impact on the amount and timing of expense for any given period.

Environmental and Other Contingencies

We are subject to legal proceedings and claims arising from the conduct of our business operations, including environmental matters, personal injury, customer contract matters and employment claims. Accounting principles generally accepted in the United States require that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. We regularly consult with our attorneys and outside consultants to ensure that all of the relevant facts and circumstances are being considered, before a contingent liability is recorded. We record accruals for environmental and other contingencies based on enacted laws, regulatory orders or decrees, our estimates of costs, insurance proceeds, participation by other parties, the timing of payments, and the input of our attorneys and outside consultants.

The estimated liability for environmental contingencies has been discounted using risk-free interest rates ranging from 4% to 5% over periods ranging from ten to thirty years. The estimated current costs, net of legal settlements with insurance carriers, have been adjusted for the estimated impact of inflation at 3% per year. Changes in enacted laws, regulatory orders or decrees, our estimates of costs, insurance proceeds, participation by other parties, the timing of payments and the input of our attorneys and outside consultants based on changing legal or factual circumstances could have a material impact on the amounts recorded for our environmental and other contingent liabilities. Refer to Note 10 of the consolidated financial statements for additional discussion and analysis.

Asset Retirement Obligations

We follow the provisions of SFAS No. 143, *Accounting for Asset Retirement Obligations*, which generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under this accounting method, we recognize asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

We have recognized as a liability the present value of the estimated future costs to decommission our nuclear laundry facilities in accordance with the provisions of SFAS No. 143. We depreciate, on a straight-line basis, the amount added to property and equipment and recognize accretion expense in connection with the discounted liability over the various remaining lives which range from approximately one to twenty-four years.

Our estimated liability has been based on historical experience in decommissioning nuclear laundry facilities, estimated useful lives of the underlying assets, external vendor estimates as to the cost to decommission these assets in the future, and federal and state regulatory requirements. The estimated current costs have been adjusted for the estimated impact of inflation at 3% per year. The liability has been discounted using credit-adjusted risk-free rates that range from approximately 3% to 7%. Revisions to the liability could occur due to changes in the estimated useful lives of the underlying assets, estimated dates of decommissioning, changes in decommissioning costs, changes in federal or state regulatory guidance on the decommissioning of such facilities, or other changes in estimates. Changes due to revisions in our estimates will be recognized by adjusting the carrying amount of the liability and the related long-lived asset if the assets are still in service, or charged to expense in the period if the assets are no longer in service.

Pensions

The calculation of pension expense and the corresponding liability requires us to use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate. Changes in our assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions. Pension expense increases as the expected rate of return on pension plan assets decreases. Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in our pension plans will impact our future pension expense and liabilities. We cannot predict with certainty what these factors will be in the future.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*. Deferred income taxes are provided for temporary differences between the amounts recognized for income tax and financial reporting purposes at currently enacted tax rates. We compute income tax expense by jurisdiction based on our operations in each jurisdiction.

We are periodically reviewed by domestic and foreign tax authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, we record estimated reserves for probable exposures, in accordance with SFAS No. 5, *Accounting for Contingencies*.

Results of Operations

The following table presents (in thousands, expect for percentages), as a percent of total revenue, certain selected financial data for our three fiscal years ended August 25, 2007, August 26, 2006 and August 27, 2005. Operating costs presented below include merchandise costs related to the amortization of rental merchandise in service and direct sales as well as labor and other production, service and delivery costs associated with operating our industrial laundries, Specialty Garments facilities, First Aid locations and our distribution center. Selling and administrative costs include costs related to our sales and marketing functions as well as general and administrative costs associated with our corporate offices and operating locations including information systems, engineering, materials management, manufacturing planning, finance, budgeting, and human resources.

							% Change	
	FY 2007	% of Revenues	FY 2006	% of Revenues	FY 2005	% of Revenues	FY 2007 vs. FY 2006	FY 2006 vs. FY 2005
Revenues	$ 902,102	100.0%	$ 820,972	100.0%	$ 763,842	100.0%	9.9 %	7.5%
Costs and expenses:								
Operating costs (1)	572,221	63.4	524,694	63.9	480,714	62.9	9.1	9.1
Selling and administrative expenses (1)	197,148	21.9	177,167	21.6	163,189	21.3	11.3	8.6
Depreciation and amortization	48,512	5.4	45,310	5.5	43,927	5.8	7.1	3.1
	817,881	90.7	747,171	91.0	687,830	90.0	9.5	8.6
Income from operations	84,221	9.3	73,801	9.0	76,012	10.0	14.1	(2.9)
Other expense (income)	10,759	1.2	9,544	1.2	6,841	0.9	12.7	39.5
Income before income taxes	73,462	8.1	64,257	7.8	69,171	9.1	14.3	(7.1)
Provision for income taxes	28,267	3.1	25,049	3.0	25,823	3.4	12.8	(3.0)
Net income	$ 45,195	5.0%	$ 39,208	4.8%	$ 43,348	5.7%	15.3 %	(9.6)%

(1) Exclusive of depreciation on our fixed assets and amortization of our intangible assets.

Revenues and income (loss) from operations by reporting segment for the three fiscal years ended August 25, 2007, August 26, 2006, and August 27, 2005, are presented in the following table. Refer to Note 14 of the consolidated financial statements for discussion of our reporting segments.

(in thousands)	Fiscal year ended August 2007	2006	2005
Segment Information			
Revenues			
US and Canadian Rental and Cleaning	$ 799,515	$ 733,294	$ 668,313
MFG	89,209	72,239	57,634
Net intercompany MFG elimination	(89,209)	(72,239)	(57,634)
Corporate	7,945	5,861	6,075
Subtotal: Core Laundry Operations	807,460	739,155	674,388
Specialty Garments	62,868	51,553	61,697
First Aid	31,774	30,264	27,757
	$ 902,102	$ 820,972	$ 763,842
Income (loss) from operations			
US and Canadian Rental and Cleaning	$ 111,697	$ 103,270	$ 99,508
MFG	30,511	24,468	21,390
Net intercompany MFG elimination	(5,366)	(637)	206
Corporate	(58,860)	(56,020)	(52,927)
Subtotal: Core Laundry Operations	77,982	71,081	68,177
Specialty Garments	4,813	358	6,907
First Aid	1,426	2,362	928
	$ 84,221	$ 73,801	$ 76,012

General

We derive our revenues through the design, manufacture, personalization, rental, cleaning, delivering, and selling of a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, lab coats, smocks and aprons and specialized protective wear, such as flame resistant and high visibility garments. We also rent industrial wiping products, floor mats, facility service products, other non-garment items, and provides first aid cabinet services and other safety supplies, to a variety of manufacturers, retailers and service companies. We have five reporting segments, US and Canadian Rental and Cleaning, Manufacturing ("MFG"), Corporate, Specialty Garments Rental and Cleaning ("Specialty Garments"), and First Aid. We refer to the US and Canadian Rental and Cleaning, MFG, and Corporate reporting segments combined as our "core laundry operations."

Operating costs include merchandise costs related to the amortization of rental merchandise in service and direct sales as well as labor and other production, service and delivery costs, and distribution costs associated with operating our core laundry operations, Specialty Garments facilities, and First Aid locations. Selling and administrative costs include costs related to our sales and marketing functions as well as general and administrative costs associated with our corporate offices and operating locations including information systems, engineering, materials management, manufacturing planning, finance, budgeting, and human resources.

Fiscal Year Ended August 25, 2007 Compared with Fiscal Year Ended August 26, 2006

Revenues

	August 25, 2007	August 26, 2006	Dollar Change	Percent Change
	(In millions, except percentages)			
Core Laundry Operations	$ 807.4	$ 739.1	$ 68.3	9.2%
Specialty Garments	62.9	51.6	11.3	21.9
First Aid	31.8	30.3	1.5	5.0
Total consolidated revenues	$ 902.1	$ 821.0	$ 81.1	9.9%

In 2007, our consolidated revenues increased by $81.1 million from the comparable period in 2006, or 9.9%. This increase was primarily due to organic growth, which accounted for a 7.5% increase in revenue. The remaining increase of 2.4% was attributable to incremental acquisition-related revenues. On a segment reporting basis, the core laundry operation's revenues increased in 2007 by 9.2% compared to fiscal 2006. This increase was due to organic growth of 6.6% and acquisition-related growth of 2.6%. Specialty

Garments' revenues increased in 2007 by 21.9% compared to fiscal 2006, which was primarily driven by strong growth in the segment's Canadian and European business. First Aid revenues increased by 5.0% in fiscal 2007 compared to the prior fiscal year.

Operating costs

Operating costs increased to $572.2 million, or 63.4% of revenues, for 2007 as compared to $524.7 million, or 63.9% of revenues, for 2006. The decrease in costs as a percent of revenue was primarily attributable to lower energy costs associated with the operation of our industrial laundries and our fleet of delivery vehicles. In addition, our core laundry operations saw modest reductions in its production payroll costs as a percentage of revenues. Overall operating costs from Specialty Garments also decreased as a percent of segment revenues due to its increase in revenues as well as an incremental $0.8 million in expense incurred in fiscal 2006 related to the decommissioning of two of its facilities. During fiscal 2007, First Aid operating costs increased as a percent of segment revenues due to transition costs it experienced while consolidating its distribution facilities.

Selling and administrative expense

Selling and administrative expenses increased to $197.1 million, or 21.9% of revenues, for 2007 from $177.2 million, or 21.6% of revenues, for 2006. The increase in selling and administrative expenses as a percent of revenues was primarily due to adjustments made in fiscal 2007 to our environmental reserves as well as severance expense related to the departure of one of our senior executives, both affecting the core laundry operations. In addition, we recorded a $0.6 million gain from the sale of one of our industrial laundry facilities in fiscal 2006. Overall selling and administrative costs associated with our Specialty Garments segment decreased as a percentage of segment revenues due to the increase in revenues discussed above.

Depreciation and amortization

Depreciation and amortization expense increased $3.2 million, from $45.3 million in fiscal 2006 to $48.5 million in fiscal 2007, but decreased as a percent of revenues from 5.5% to 5.4%. The increase in depreciation and amortization expense was due to capital expenditure and acquisition activity.

Income from operations

For the year ended August 25, 2007, the revenue growth in our core laundry operations, Specialty Garments and First Aid segments, as well as the change in our costs, discussed above, resulted in the following changes in our income from operations:

	August 25, 2007	August 26, 2006	Dollar Change	Percent Change
	(In millions, except percentages)			
Core Laundry Operations	$ 78.0	$ 71.0	$ 7.0	9.7%
Specialty Garments	4.8	0.4	4.4	1,207.3
First Aid	1.4	2.4	(1.0)	(39.6)
Total consolidated income from operations	$ 84.2	$ 73.8	$ 10.4	14.1 %
Percentage of total revenues	9.3%	9.0%	1.2%	

Other expense (income)

Other expense, which includes interest expense and interest income, increased by $1.2 million to $10.8 million in 2007, compared to $9.5 million in 2006. Net interest expense increased due to an increase in our average debt outstanding, which increased from $193.6 million during fiscal 2006 to $208.3 million during 2007, as well as higher interest rates affecting our variable interest borrowings under our Floating Rate Notes.

Provision for income taxes

Our effective income tax rate was 38.5% for 2007 and 39.0% for 2006. The decrease in our effective income tax rate in fiscal 2007 was primarily due to lower state income tax expense and other permanent items as a percentage of pretax income as compared to 2006.

Fiscal Year Ended August 26, 2006 Compared with Fiscal Year Ended August 27, 2005

Revenues

	August 26, 2006	August 27, 2005	Dollar Change	Percent Change
	(In millions, except percentages)			
Core Laundry Operations	$ 739.1	$ 674.3	$ 64.8	9.6%
Specialty Garments	51.6	61.7	(10.1)	(16.4)
First Aid	30.3	27.8	2.5	9.0
Total consolidated revenues	$ 821.0	$ 763.8	$ 57.2	7.5%

In 2006, our consolidated revenues increased by $57.2 million from the comparable period in 2005, or 7.5%. This increase was primarily due to organic growth, which accounted for a 6.0% increase in revenue. The remaining increase of 1.5% was attributable to incremental acquisition-related revenues. On a segment reporting basis, the core laundry operation's revenues increased in 2006 by 9.6% compared to fiscal 2005. This increase was due to organic growth of 7.9% and acquisition-related growth of 1.7%. First Aid revenues increased by 9.0% in fiscal 2006 and Specialty Garments' revenues decreased by 16.4% in 2006 due to the conclusion of a significant contract in fiscal 2005.

Operating costs

Operating costs increased to $524.7 million, or 63.9% of revenues, for 2006 as compared to $480.7 million, or 62.9% of revenues, for 2005. The increase in costs as a percent of revenue was primarily attributable to higher energy costs associated with operating our industrial laundries and our fleet of delivery vehicles. Overall merchandise costs in our core laundry business also increased as a percentage of revenues as compared to fiscal 2005, especially in the fourth quarter of fiscal 2006. In addition, overall operating costs from Specialty Garments also increased as a percent of segment revenues due to its decrease in revenues as well as an incremental $0.8 million in expense incurred in fiscal 2006 related to the decommissioning of two of its facilities. These increases were partially offset by a decrease in production payroll and payroll-related costs. The decrease in payroll-related costs was primarily due to a $3.1 million reduction to our insurance reserves booked in the fourth quarter of fiscal 2006, resulting from our annual third-party actuarial review, of which $2.1 million was allocated to operating costs.

Selling and administrative expense

Selling and administrative expenses increased to $177.2 million, or 21.6% of revenues, for 2006 from $163.2 million, or 21.3% of revenues, for 2005. The increase in selling and administrative expenses as a percent of revenues was primarily due to an increase in our sales force within the US and Canadian Rental and Cleaning segment. The growth within the sales force is the result of our continued effort to foster revenue growth. Our selling and administrative expense in fiscal 2006 also included a $1.8 million charge to increase our environmental accrual for additional exposure identified during the year. In addition, overall selling and administrative costs associated with our Specialty Garments segment increased as a percentage of segment revenues due to the large decrease in revenues discussed above. These increases in selling payroll costs were partially offset by a decrease in payroll-related costs attributable to a $3.1 million reduction to our insurance reserves booked in the fourth quarter of fiscal 2006, resulting from our annual third-party actuarial review, of which $1.0 million was allocated to selling and administrative costs. In addition, we recorded a $0.6 million gain from the sale of one of our industrial laundry facilities in fiscal 2006.

Depreciation and amortization

Depreciation and amortization expense increased $1.4 million, from $43.9 million in fiscal 2005 to $45.3 million in fiscal 2006, but decreased as a percent of revenues from 5.8% to 5.5%. The increase in depreciation and amortization expense was due to capital expenditure and acquisition activity.

Income from operations

	August 26, 2006	August 27, 2005	Dollar Change	Percent Change
		(In millions, except percentages)		
Core Laundry Operations	$ 71.0	$ 68.1	$ 2.9	4.3%
Specialty Garments	0.4	6.9	(6.5)	(94.8)
First Aid	2.4	0.9	1.4	154.5
Total consolidated income from operations	$ 73.8	$ 76.0	$ (2.2)	(2.9)%
Percentage of total revenues	9.0%	10.0%		

Our income from operations decreased $2.2 million to $73.8 million for 2006, from $76.0 million in 2005. This change was primarily attributable to a decrease in income from operations in Specialty Garments of $6.5 million, which was due to a 16.4% decline in Specialty Garment revenues. As discussed above, this decrease in revenue was primarily attributable to the conclusion of a significant contract in fiscal 2005. This decrease was offset by an increase in income from operations from the core laundry operations and First Aid of $2.9 million and $1.4 million respectively, which were primarily attributable to increases in the core laundry operations and First Aid revenues of 9.6% and 9.0%, respectively.

Other expense (income)

Other expense, which includes interest expense, interest income and interest rate swap income, increased by $2.7 million to $9.5 million in 2006, compared to $6.8 million in 2005. This increase was primarily attributable to an increase in net interest expense of $2.5 million. Net interest expense increased due to an increase in our average borrowings and interest rates compared to the comparable period in 2005 which resulted in an increase in the interest expense on our variable interest rate borrowings under our $125.0 million Credit Agreement and our Floating Rate Notes. Our average debt outstanding in 2006 was $193.6 million as compared to $175.7 million during 2005. The remainder of the increase was due to $0.2 million of income that we booked in 2005 related to changes in the fair value of a $40.0 million interest rate swap that matured in fiscal 2005.

Provision for income taxes

Our effective income tax rate was 39.0% for 2006 and 37.3% for 2005. The increase in our effective income tax rate was primarily due to $0.6 million of tax reserves booked in 2006 related to tax exposure we identified. In addition, in fiscal 2005 we recognized a $0.5 million benefit primarily attributable to the reversal of tax reserves that we determined were no longer required.

Liquidity and Capital Resources

General. For the fiscal year ended August 25, 2007, we had a net increase in cash and cash equivalents of $4.4 million. As of August 25, 2007, we had cash and cash equivalents of $12.7 million and working capital of $118.1 million. We believe that current cash and cash equivalent balances, cash generated from operations and amounts available under our Amended Credit Agreement (defined below) will be sufficient to meet our currently anticipated working capital and capital expenditure requirements.

Sources and uses of cash. During the fiscal year ended August 25, 2007, we generated cash from operating activities of $85.5 million resulting primarily from net income of $45.2 million, amounts charged for depreciation and amortization of $48.5 million, increases in accounts payable and accruals of $6.1 million, and a decrease in rental merchandise in service of $1.5 million, offset primarily by an increase in accounts receivable of $4.9 million, an increase in inventories of $7.8 million and a decrease in accrued and deferred income taxes of $4.8 million. We used cash to, among other things, fund $54.7 million in capital expenditures and fund the acquisition of businesses of approximately $22.8 million. Our long-term debt decreased by approximately $4.5 million as a result of $111.8 million of borrowings offset by $116.2 million of payments during the year ended August 25, 2007.

Long-term debt and borrowing capacity. As of August 26, 2006, we had a $125.0 million unsecured revolving credit agreement ("Credit Agreement"), with a syndicate of banks, which would have matured on September 2, 2007. However, on September 13, 2006, we amended our Credit Agreement. This new agreement ("Amended Credit Agreement") matures on September 13, 2011 and allows for maximum outstanding borrowings of $225.0 million. Under the Amended Credit Agreement, we can borrow funds at variable interest rates based on the Eurodollar rate or the bank's prime rate, as selected by us. Availability of credit requires our compliance with certain amended financial and other covenants, including a maximum funded debt ratio and minimum interest coverage as defined in the Amended Credit Agreement. We generally test our compliance with these financial covenants on a fiscal quarterly basis. At August 25, 2007, the interest rates applicable to our borrowings under the Amended Credit Agreement were calculated as LIBOR plus 50 basis points at the time of the respective borrowing and ranged from 5.82% to 6.11%. As of August 25, 2007, we had outstanding borrowings of approximately $30.0 million and outstanding letters of credit of $33.1 million, which leaves $161.9 million available for borrowing.

On June 14, 2004, we issued $165.0 million of fixed and floating rate notes pursuant to a Note Purchase Agreement ("Note Agreement"). Under the Note Agreement, we issued $75.0 million of notes with a seven year term (June 2011) bearing interest at 5.27% ("Fixed Rate Notes"). We also issued $90.0 million of floating rate notes due in ten years (June 2014) ("Floating Rate Notes"). Of the Floating Rate Notes, $15.0 million bore interest at LIBOR plus 75 basis points and were repaid in September 2005. The remaining $75.0 million bore interest at LIBOR plus 70 basis points and were repaid at face value on September 14, 2006

On September 14, 2006, we issued $100.0 million of floating rates notes ("2006 Floating Rate Notes") pursuant to a Note Purchase Agreement ("2006 Note Agreement"). The 2006 Floating Rate Notes mature on September 14, 2013, bear interest at LIBOR plus 50 basis points and may be repaid at face value two years from the date of issuance. The proceeds from the issuance of the 2006 Floating Rate Notes were used to first repay the $75.0 million of outstanding Floating Rate Notes and then to pay down outstanding amounts under the Amended Credit Agreement.

As of August 25, 2007, we were in compliance with all the covenants under the Amended Credit Agreement, the Note Agreement and the 2006 Note Agreement.

Environmental and Legal Contingencies

We are subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries currently use and must dispose of detergent waste water and other residues, and, in the past, used perchloroethylene and other dry cleaning solvents. We are attentive to the environmental concerns surrounding the disposal of these materials and have, through the years, taken measures to avoid their improper disposal. Over the years, we have settled, or contributed to the settlement of, actions or claims brought against us relating to the disposal of hazardous materials and there can be no assurance that we will not have to expend material amounts to remediate the consequences of any such disposal in the future.

Accounting principles generally accepted in the United States require that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. We regularly consult with attorneys and outside consultants to ensure that all of the relevant facts and circumstances are considered, before a contingent liability is recorded. Changes in enacted laws, regulatory orders or decrees, management's estimates of costs, insurance proceeds, participation by other parties, the timing of payments and the input of outside consultants and attorneys based on changing legal or factual circumstances could have a material impact on the amounts recorded for environmental and other contingent liabilities.

Under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on, or in, or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances. There can be no assurances that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon our Company under such laws or expose our Company to third party actions such as tort suits. We continue to address environmental conditions under terms of consent orders negotiated with the applicable environmental authorities or otherwise with respect to sites located in or related to Woburn, Massachusetts, Somerville, Massachusetts, Springfield, Massachusetts, Uvalde, Texas, Stockton, California, three sites in Williamstown, Vermont, as well as a number of additional locations that we acquired as part of our acquisition of Textilease Corporation in September 2003.

We have accrued certain costs related to the sites described above as it has been determined that the costs are probable and can be reasonably estimated. We continue to investigate environmental conditions at the Somerville, Massachusetts site. The full nature and extent of those conditions, and of the remedial solutions that may be employed to address them, have not yet been finally determined. In the interim, as the investigation proceeds, we are implementing measures to mitigate potential impacts in the vicinity of the site. We also have potential exposure related to an additional parcel of land (the "Central Area") related to the Woburn, Massachusetts site discussed above. Currently, the consent order for the Woburn, Massachusetts site discussed above does not define or require any remediation work in the Central Area. We have not accrued for this contingency as we believe, at this time, the liability is not probable and the amount of such contingent liability cannot be reasonably estimated.

We routinely review and evaluate sites that may require remediation and monitoring and determine our estimated costs based on various estimates and assumptions. These estimates are developed using our internal sources or by third-party environmental engineers or other service providers. Internally developed estimates are based on:

- Management's judgment and experience in remediating and monitoring the Company's sites;
- Information available from regulatory agencies as to costs of remediation and monitoring;
- The number, financial resources and relative degree of responsibility of other potentially responsible parties (PRPs) who may be liable for remediation and monitoring of a specific site, and;
- The typical allocation of costs among PRPs.

There is usually a range of reasonable estimates of the costs associated with each site. We generally use the amount within the range that constitutes our best estimate. When we believe that both the amount of a particular liability and the timing of the payments are reliably determinable, we adjust the cost in current dollars using a rate of 3% for inflation until the time of expected payment and discount the cost to present value using risk-free interest rates ranging from 4% to 5%.

For environmental liabilities that have been discounted, we include interest accretion, based on the effective interest method, in operating costs on the consolidated statements of income. The changes to our environmental liabilities for the years ended August 25, 2007 and August 26, 2006 are as follows (in thousands):

Year ended	August 25, 2007	August 26, 2006
Beginning balance	$ 10,858	$ 9,326
Costs incurred for which reserves have been provided	(2,500)	(1,031)
Insurance proceeds received	121	211
Interest accretion	577	466
Revision in estimates	6,626	1,886
Ending balance	$ 15,683	$ 10,858

In fiscal 2007 and 2006, we made adjustments to increase our environmental related accrual by $6.6 million and $1.9 million, respectively, primarily due to preliminary results of our ongoing site investigation at one of our environmental exposure sites.

Anticipated payments and insurance proceeds of currently identified environmental remediation liabilities as of August 25, 2007 for the next five years and thereafter as measured in current dollars are reflected below.

(In Thousands)	2008	2009	2010	2011	2012	Thereafter	Total
Estimated costs – current dollars	$ 6,666	$ 2,436	$ 1,456	$ 1,041	$ 996	$ 10,750	$ 23,345
Estimated insurance proceeds	(266)	(266)	(266)	(274)	(266)	(3,874)	(5,211)
Net anticipated costs	$ 6,400	$ 2,170	$ 1,190	$ 768	$ 730	$ 6,876	$ 18,134
Effect of Inflation							3,585
Effect of Discounting							(6,035)
Balance as of August 25, 2007							$ 15,683

Estimated insurance proceeds are primarily received from an annuity received as part of our legal settlement with an insurance company. Annual proceeds of approximately $0.3 million are deposited into an escrow account which funds remediation and monitoring costs for three sites related to our former operations in Williamstown, Vermont. Annual proceeds received but not expended in the current year accumulate in this account and may be used in future years for costs related to this site through the year 2027. As of August 25, 2007 the balance in this escrow account, which is held in a trust and is not recorded on our consolidated balance sheet, was approximately $2.2 million. Also included in estimated insurance proceeds are amounts we are entitled to receive pursuant to legal settlements as reimbursements from three insurance companies for estimated costs at the site in Uvalde, Texas.

Our nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission ("NRC"), or, in certain cases, by the applicable state agency, and are subject to regulation by federal, state and local authorities. There can be no assurance that such regulation will not lead to material disruptions in our garment decontamination business.

From time to time, we are also subject to legal proceedings and claims arising from the conduct of our business operations, including litigation related to charges for certain ancillary services on invoices, personal injury claims, customer contract matters, employment claims and environmental matters as described above.

While it is impossible for us to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits and environmental contingencies, we believe that the aggregate amount of such liabilities, if any, in excess of amounts we have accrued or are covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations. It is possible, however, that our future financial position and/or results of operations for any particular period could be materially affected by changes in our assumptions or strategies related to these contingencies or changes out of our control.

Acquisitions

As part of our business, we regularly evaluate opportunities to acquire other garment service companies. In recent years, we have typically paid for acquisitions with cash and may continue to do so in the future. To pay for an acquisition, we may use cash on hand, cash generated from operations or borrowings under our Amended Credit Agreement, or we may pursue other forms of debt financing. Our ability to secure short-term and long-term debt financing in the future will depend on several factors, including our future profitability, our levels of debt and equity, and the overall credit and equity market environments.

Contractual Obligations and Other Commercial Commitments

The following information is presented as of August 25, 2007 (in thousands).

	Payments Due by Fiscal Period				
Contractual Obligations	**Total**	**Less than 1 year**	**1 - 3 years**	**3 - 5 years**	**More than 5 years**
Private placement	$ 175,000	$ —	$ —	$ 75,000	$ 100,000
Revolving credit agreement	30,000	—	—	30,000	—
Other debt	1,049	539	299	50	161
Total debt	206,049	539	299	105,050	100,161
Operating leases	13,289	4,641	5,396	2,500	752
Total Contractual Cash Obligations	$ 219,338	$ 5,180	$ 5,695	$ 107,550	$ 100,913

As discussed above under "Long-Term Debt and Borrowing Capacity", as of August 25, 2007, we had borrowing capacity of $225.0 million under our Amended Credit Agreement, of which approximately $161.9 million was available for borrowing. Also, as of such date, we had outstanding borrowings of $30.0 million included in bank debt in the above schedule and letters of credit of $33.1 million. All letters of credit expire in less than one year.

Seasonality

Historically, our revenues and operating results have varied from quarter to quarter and are expected to continue to fluctuate in the future. These fluctuations have been due to a number of factors, including: general economic conditions in our markets; the timing of acquisitions and of commencing start-up operations and related costs; our effectiveness in integrating acquired businesses and start-up operations; the timing of nuclear plant outages; capital expenditures; seasonal rental and purchasing patterns of our customers; and price changes in response to competitive factors. In addition, our operating results historically have been lower during the second and fourth fiscal quarters than during the other quarters of the fiscal year. The operating results for any historical quarter are not necessarily indicative of the results to be expected for an entire fiscal year or any other interim periods.

Effects of Inflation

In general, we believe that our results of operations are not dependent on moderate changes in the inflation rate. Historically, we have been able to manage the impacts of more significant changes in inflation rates through its customer relationships, customer agreements that generally provide for price increases consistent with the rate of inflation, and continued focus on improvements of operational productivity.

Significant increases in energy costs, specifically natural gas and gasoline, can materially affect our results of operations and financial condition. Currently, energy costs represent approximately 4% of our total revenue.

Recent Accounting Pronouncements

On July 13, 2006, the Financial Accounting Standards Board issued FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109*, which fundamentally changes the way that we will be required to treat our uncertain tax positions for financial accounting purposes. FIN No. 48 prescribes rules regarding how we should recognize, measure and disclose in our financial statements tax positions that were taken or will be taken on our tax return that are reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in an increase in a liability for income taxes payable, or a reduction in a deferred tax asset or an increase in a deferred tax liability. This interpretation is effective for fiscal years beginning after December 15, 2006. We will adopt FIN No. 48 on August 26, 2007 and are currently in the process of evaluating the impact on our consolidated financial statements. Any transition adjustments will not affect net income in the period of adoption and will be reported as a change in accounting principle in our consolidated financial statements. We do not believe that the adoption of FIN No. 48 will have a material impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007, and all interim periods within those fiscal years and must be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. We are currently evaluating the impact it will have on our consolidated financial statements.

In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, which permits an entity to measure certain financial assets and financial liabilities at fair value. Under SFAS No. 159, entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions, as long as it is applied to the instrument in its entirety. The fair value option election is irrevocable, unless a new election date occurs. SFAS No. 159 also establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity's election on its earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, and we are currently evaluating the impact it will have on our consolidated financial statements.

On September 29, 2006, the Financial Accounting Standards Board issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of SFAS No. 87, 88, 106 and 132(r),* which requires a company to: (1) recognize in its statement of financial position the over-funded or under-funded status of its defined benefit postretirement plan measured as the difference between the fair value of plan assets and the benefit obligation, (2) recognize as a component of other comprehensive income, net of tax, the actuarial gains and losses and the prior service costs and credits that arise during the period but pursuant to FAS 87 and 106 are not recognized as components of net periodic benefit cost, (3) measure defined benefit plan assets and defined benefit plan obligations as of the date of its statement of financial position, (4) disclose additional information in the notes to financial statements about certain effects on net periodic benefit cost in the upcoming fiscal year that arise from delayed recognition of the actuarial gains and losses and the prior service costs and credits, and (5) recognize as an adjustment to the opening balance of retained earnings, net of tax, any transition asset or transition obligation remaining from the initial application of FAS 87 or 106. We adopted SFAS No. 158 on August 25, 2007 and the adoption did not have a material impact on our financial statements. Refer to Note 6, Employee Benefit Plans, of the consolidated financial statements for further discussion regarding our adoption of SFAS No. 158.

On October 13, 2004, the FASB issued SFAS No. 123(r), *Share Based Payments,* which requires companies to measure compensation cost for all share-based payments, including employee stock options. SFAS No. 123(r) was effective as of the first fiscal period beginning after June 15, 2005. In March 2005, the SEC issued SAB No. 107 regarding the SEC's interpretation of SFAS No. 123(r) and the valuation of share-based payments for public companies. We adopted SFAS No. 123(r) on August 28, 2005, and the adoption did not have a material impact on our financial statements. Refer to Note 1, Stock Based Compensation, of the consolidated financial statements for further discussion regarding stock based compensation.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

We have determined that all of our foreign subsidiaries operate primarily in local currencies that represent the functional currencies of such subsidiaries. All assets and liabilities of our foreign subsidiaries are translated into U.S. dollars using the exchange rate prevailing at the balance sheet date. The effect of exchange rate fluctuations on translation of assets and liabilities are recorded as a component of stockholders' equity. Income and expense accounts are translated at average exchange rates during the year. As such, our financial condition and operating results are affected by fluctuations in the value of the U.S. dollar as compared to currencies in foreign countries. Revenue denominated in currencies other than the U.S. dollar represented approximately 9%, 8% and 7% of our total consolidated revenues for the fiscal years ended August 25, 2007, August 26, 2006 and August 27, 2005, respectively. Total assets denominated in currencies other than the U.S. dollar represented approximately 9%, 7%, 7% of our total consolidated assets for the fiscal years ended August 25, 2007, August 26, 2006 and August 27, 2005, respectively. If exchange rates had increased or decreased by 10% from the actual rates in effect during the year ended August 25, 2007, our revenues and assets for the year ended and as of August 25, 2007 would have increased or decreased by approximately $8.1 million and $7.6 million, respectively.

We do not operate a hedging program to mitigate the effect of a significant change in the value of our foreign subsidiaries functional currencies, which include the Canadian Dollar, Euro, British Pound, and Mexican Peso, as compared to the U.S. dollar. Any gains or losses resulting from foreign currency transactions, including exchange rate fluctuations on intercompany accounts are reported as transaction gains (losses) in our selling and administrative expenses. The intercompany payables and receivables are denominated in Canadian Dollars, Euros, British Pounds and Mexican Pesos. During the year ended August 25, 2007 transaction gains (losses) included in selling and administrative expenses were $0.1 million. If the exchange rates had increased or decreased by 10% during the year ended August 25, 2007, we would have recognized an exchange gain or loss, as applicable, of approximately $0.1 million.

Interest Rate Sensitivity

We are exposed to market risk from changes in interest rates which may adversely affect our financial position, results of operations and cash flows. In seeking to minimize the risks from interest rate fluctuations, we manage these exposures through our regular operating and financing activities. We are exposed to interest rate risk primarily through our borrowings under our $225.0 million Amended Credit Agreement with a syndicate of banks and our 2006 Floating Rate Notes which were purchased by a group of insurance companies pursuant to the 2006 Note Agreement. Under both agreements, we borrow funds at variable interest rates based on the Eurodollar rate or LIBOR rates. If the LIBOR and Eurodollar rates fluctuated by 10% from the actual rates in effect during the year ended August 25, 2007, our interest expense would have fluctuated by approximately $0.8 million from the interest expense recognized for the year ended August 25, 2007.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated Statements of Income
UniFirst Corporation and Subsidiaries

Year ended (In thousands, except per share data)	August 25, 2007	August 26, 2006	August 27, 2005
Revenues	$ 902,102	$ 820,972	$ 763,842
Cost and expenses:			
Operating costs (1)	572,221	524,694	480,714
Selling and administrative expenses (1)	197,148	177,167	163,189
Depreciation and amortization	48,512	45,310	43,927
	817,881	747,171	687,830
Income from operations	84,221	73,801	76,012
Other expense (income):			
Interest expense	12,675	11,119	8,748
Interest income	(1,916)	(1,575)	(1,684)
Interest rate swap income	—	—	(223)
	10,759	9,544	6,841
Income before income taxes	73,462	64,257	69,171
Provision for income taxes	28,267	25,049	25,823
Net income	$ 45,195	$ 39,208	$ 43,348
Income per share – Basic:			
Common Stock	$ 2.47	$ 2.25	$ 2.51
Class B Common Stock	$ 1.98	$ 1.80	$ 2.01
Income per share – Diluted:			
Common Stock	$ 2.34	$ 2.03	$ 2.24
Weighted average number of shares outstanding – Basic:			
Common Stock	14,325	10,146	9,428
Class B Common Stock	4,939	9,096	9,791
	19,264	19,242	19,219
Weighted average number of shares outstanding – Diluted:			
Common Stock	19,342	19,313	19,311
Dividends per share:			
Common Stock	$ 0.15	$ 0.15	$ 0.15
Class B Common Stock	$ 0.12	$ 0.12	$ 0.12

(1) Exclusive of depreciation on the Company's fixed assets and amortization of its intangible assets.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets
UniFirst Corporation and Subsidiaries

(In thousands, except share data)	August 25, 2007	August 26, 2006
Assets		
Cash and cash equivalents	$ 12,698	$ 8,302
Receivables, less reserves of $4,144 and $3,653, respectively	91,906	86,549
Inventories	44,282	36,469
Rental merchandise in service	86,129	85,875
Prepaid and deferred income taxes	13,399	10,046
Prepaid expenses	1,807	1,672
Total current assets	250,221	228,913
Property and equipment:		
Land, buildings and leasehold improvements	286,255	269,696
Machinery and equipment	299,831	284,619
Motor vehicles	95,214	84,138
	681,300	638,453
Less -- accumulated depreciation	347,233	319,550
	334,067	318,903
Goodwill	224,366	211,489
Customer contracts, net	56,558	57,326
Other intangible assets, net	5,506	6,696
Other assets	3,746	6,375
	$ 874,464	$ 829,702
Liabilities and shareholders' equity		
Current liabilities:		
Current maturities of long-term obligations	$ 539	$ 613
Accounts payable	45,297	43,003
Accrued liabilities	86,283	80,580
Accrued income taxes	—	3,041
Total current liabilities	132,119	127,237
Long-term obligations, net of current maturities	205,510	209,922
Deferred income taxes	39,508	39,998
Commitments and Contingencies (Note 10)		
Shareholders' equity:		
Preferred stock, $1.00 par value; 2,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.10 par value; 30,000,000 shares authorized; 14,351,849 and 14,306,799 issued and outstanding in 2007 and 2006, respectively	1,435	1,431
Class B Common Stock, $0.10 par value; 20,000,000 shares authorized; 4,937,449 and 4,940,849 issued and outstanding in 2007 and 2006, respectively	494	494
Capital surplus	16,332	14,497
Retained earnings	473,934	431,481
Accumulated other comprehensive income	5,132	4,642
Total shareholders' equity	497,327	452,545
	$ 874,464	$ 829,702

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity
UniFirst Corporation and Subsidiaries

(In thousands)	Common Shares	Class B Common Shares	Common Stock	Class B Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity
Balance, August 28, 2004	9,276	9,929	$ 928	$ 993	$ 13,138	$ 354,154	$ (506)	$ 368,707
Net income	—	—	—	—	—	43,348	—	43,348
Minimum pension liability, net (1)	—	—	—	—	—	—	(363)	(363)
Foreign currency translation	—	—	—	—	—	—	2,915	2,915
Comprehensive income								45,900
Cash dividends	—	—	—	—	—	(2,592)	—	(2,592)
Shares converted	292	(292)	29	(29)	—	—	—	—
Stock options exercised, net (1)	32	—	3	—	324	—	—	327
Balance, August 27, 2005	9,600	9,637	$ 960	$ 964	$ 13,462	$ 394,910	$ 2,046	$ 412,342
Net income	—	—	—	—	—	39,208	—	39,208
Minimum pension liability, net (1)	—	—	—	—	—	—	(94)	(94)
Foreign currency translation	—	—	—	—	—	—	2,690	2,690
Comprehensive income								41,804
Cash dividends	—	—	—	—	—	(2,637)	—	(2,637)
Shares converted	4,696	(4,696)	470	(470)	—	—	—	—
Stock-based compensation	—	—	—	—	602	—	—	602
Stock options exercised, net (1)	11	—	1	—	433	—	—	433
Balance, August 26, 2006	14,307	4,941	$ 1,431	$ 494	$ 14,497	$ 431,481	$ 4,642	$ 452,545
Net income	—	—	—	—	—	45,195	—	45,195
Minimum pension liability, net (1)	—	—	—	—	—		187	187
Foreign currency translation	—	—	—	—	—	—	2,964	2,964
Comprehensive income								48,346
Cash dividends	—	—	—	—	—	(2,742)	—	(2,742)
Shares converted	3	(3)	—	—	—	—	—	—
FAS No. 158 adoption (1)	—	—	—	—	—	—	(2,661)	(2,661)
Stock-based compensation	—	—	—	—	783	—	—	783
Stock options exercised, net (1)	42	—	4	—	1,052	—	—	1,056
Balance, August 25, 2007	14,352	4,938	$ 1,435	$ 494	$ 16,332	$ 473,934	$ 5,132	$ 497,327

(1) These amounts are shown net of the recorded income tax benefit.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
UniFirst Corporation and Subsidiaries

Year ended (In thousands)	August 25, 2007	August 26, 2006	August 27, 2005
Cash flows from operating activities:			
Net income	$ 45,195	$ 39,208	$ 43,348
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	41,405	39,021	37,858
Amortization of intangible assets	7,107	6,289	6,069
Amortization of deferred financing costs	1,162	694	695
Stock-based compensation	783	602	—
Accretion on asset retirement obligations	439	403	511
Interest rate swap income	—	—	(223)
Changes in assets and liabilities, net of acquisitions:			
Receivables	(4,909)	(6,977)	(8,425)
Inventories	(7,813)	(5,448)	1,583
Rental merchandise in service	1,503	(13,466)	(8,089)
Prepaid expenses	(622)	(180)	365
Accounts payable	2,294	5,913	2,966
Accrued liabilities	3,776	1,348	2,607
Accrued and deferred income taxes	(4,821)	(4,175)	(7,149)
Net cash provided by operating activities	85,499	63,232	72,116
Cash flows from investing activities:			
Acquisition of businesses, net of cash acquired	(22,757)	(41,807)	(16,380)
Capital expenditures	(54,661)	(52,104)	(53,255)
Other	1,050	206	(803)
Net cash used in investing activities	(76,368)	(93,705)	(70,438)
Cash flows from financing activities:			
Proceeds from long-term obligations	111,759	50,063	9,179
Payments on long-term obligations	(116,245)	(16,199)	(11,349)
Payment of deferred financing costs	(1,179)	—	—
Proceeds from exercise of Common Stock options	708	154	437
Payment of cash dividends	(2,742)	(2,637)	(2,592)
Net cash provided by (used in) financing activities	(7,699)	31,381	(4,325)
Effect of exchange rate changes	2,964	2,690	2,915
Net increase in cash and cash equivalents	4,396	3,598	268
Cash and cash equivalents at beginning of period	8,302	4,704	4,436
Cash and cash equivalents at end of period	$ 12,698	$ 8,302	$ 4,704
Supplemental disclosure of cash flow information:			
Interest paid	$ 11,387	$ 10,146	$ 7,997
Income taxes paid, net of refunds received	$ 33,027	$ 30,415	$ 32,711

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries

1. Summary of Significant Accounting Policies

Business Description

UniFirst Corporation (the "Company") is one of the largest providers of workplace uniforms and protective clothing in the United States. The Company designs, manufactures, personalizes, rents, cleans, delivers, and sells a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, lab coats, smocks, aprons and specialized protective wear, such as flame resistant and high visibility garments. The Company also rents industrial wiping products, floor mats, facility service products and other non-garment items, and provides first aid cabinet services and other safety supplies, to a variety of manufacturers, retailers and service companies.

The Company serves businesses of all sizes in numerous industry categories. Typical customers include automobile service centers and dealers, delivery services, food and general merchandise retailers, food processors and service operations, light manufacturers, maintenance facilities, restaurants, service companies, soft and durable goods wholesalers, transportation companies, and others who require employee clothing for image, identification, protection or utility purposes. The Company also provides its customers with restroom supplies, including air fresheners, paper products and hand soaps.

At certain specialized facilities, the Company also decontaminates and cleans work clothes that may have been exposed to radioactive materials and services special clean room protective wear. Typical customers for these specialized services include government agencies, research and development laboratories, high technology companies and utilities operating nuclear reactors.

As discussed and described in Note 14 to the consolidated financial statements, the Company has five reporting segments, US and Canadian Rental and Cleaning, Manufacturing ("MFG"), Specialty Garments Rental and Cleaning ("Specialty Garments"), First Aid and Corporate. The operations of the US and Canadian Rental and Cleaning reporting segment are referred to by the Company as its 'industrial laundry operations' and the locations related to this reporting segment are referred to as 'industrial laundries'. The Company refers to its US and Canadian Rental and Cleaning, MFG, and Corporate segments combined as its 'core laundry operations'.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. These estimates are based on historical information, current trends, and information available from other sources. Actual results could differ from these estimates.

Fiscal Year

The Company's fiscal year ends on the last Saturday in August. For financial reporting purposes, fiscal 2007 had 52 weeks, as did fiscal 2006 and fiscal 2005.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and bank short-term investments with maturities of less than ninety days.

Financial Instruments

The Company's financial instruments, which may expose the Company to concentrations of credit risk, include cash and cash equivalents, receivables, accounts payable, notes payable and long-term obligations. Each of these financial instruments is recorded at cost, which approximates its fair value.

Revenue Recognition and Allowance for Doubtful Accounts

The Company recognizes revenue from rental operations in the period in which the services are provided. Direct sales revenue is recognized in the period in which the product is shipped. Management judgments and estimates are used in determining the collectability of accounts receivable and evaluating the adequacy of the allowance for doubtful accounts. The Company considers specific accounts receivable and historical bad debt experience, customer credit worthiness, current economic trends and the age of outstanding balances as part of its evaluation. Changes in estimates are reflected in the period they become known. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Material changes in its estimates may result in significant differences in the amount and timing of bad debt expense recognition for any given period.

Inventories and Rental Merchandise in Service

Inventories are stated at the lower of cost or market value, net of any reserve for excess and obsolete inventory. Judgments and estimates are used in determining the likelihood that new goods on hand can be sold to customers or used in rental operations. Historical inventory usage and current revenue trends are considered in estimating both excess and obsolete inventories. If actual product demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required. The Company uses the first-in, first-out ("FIFO") method to value its inventories, which primarily consist of finished goods.

Rental merchandise in service is amortized on a straight-line basis over the estimated service lives of the merchandise, which range from 6 to 36 months. In establishing estimated lives for merchandise in service, management considers historical experience and the intended use of the merchandise. Material differences may result in the amount and timing of operating profit for any period if management makes significant changes to these estimates.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for maintenance and repairs are expensed as incurred, while expenditures for renewals and betterments are capitalized. The Company provides for depreciation on the straight-line method based on the following estimated useful lives:

Buildings	30-40 years
Leasehold improvements	Shorter of useful life or term of lease
Machinery and equipment	3-10 years
Motor vehicles	3-5 years

In accordance with Statements of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* long-lived assets, including property and equipment, are evaluated for impairment whenever events or circumstances indicate an asset may be impaired. There have been no material impairments of property and equipment fiscal 2007, 2006 or 2005.

Goodwill and Other Intangible Assets

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill is not amortized. SFAS No. 142 requires that companies test goodwill for impairment on an annual basis. Management completes its annual impairment test in the fourth quarter of each fiscal year. In addition, SFAS No. 142 also requires that companies test goodwill if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit to which goodwill is assigned below its carrying amount. The Company's evaluation considers changes in the operating environment, competitive information, market trends, operating performance and cash flow modeling. There have been no impairments of goodwill in fiscal 2007, 2006 or 2005. Future events could cause management to conclude that impairment indicators exist and that goodwill or other intangibles associated with previously acquired businesses are impaired. Any resulting impairment loss could have a material impact on the Company's financial condition and results of operations.

Definite-lived intangible assets are amortized over their useful lives, which are based on our estimates of the period that the assets will generate revenue. Definite lived intangible assets are evaluated for impairment in accordance with SFAS No. 144. There were no material impairments of definite-lived intangible assets in fiscal 2007, 2006, or 2005.

All definite-lived intangible assets have a weighted average useful life of approximately 14.1 years. Customer contracts are amortized over their estimated useful lives, and have a weighted average useful life of approximately 14.7 years. Other intangible assets, net, primarily include restrictive covenants, deferred financing costs and trademarks, and have weighted average useful lives of approximately 7.0 years.

Environmental and Other Contingencies

The Company is subject to legal proceedings and claims arising from the conduct of its business operations, including environmental matters, personal injury, customer contract matters and employment claims. Accounting principles generally accepted in the United States require that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. The Company regularly consults with attorneys and outside consultants to ensure that all of the relevant facts and circumstances are considered before a contingent liability is recorded. The Company records accruals for environmental and other contingencies based on enacted laws, regulatory orders or decrees, the Company's estimates of costs, insurance proceeds, participation by other parties, the timing of payments, and the input of outside consultants and attorneys.

The estimated liability for environmental contingencies has been discounted using risk-free interest rates ranging from 4% to 5% over periods ranging from ten to thirty years. The estimated current costs, net of legal settlements with insurance carriers, have been adjusted for the estimated impact of inflation at 3% per year. Changes in enacted laws, regulatory orders or decrees, management's estimates of costs, insurance proceeds, participation by other parties, the timing of payments and the input of outside consultants and attorneys based on changing legal or factual circumstances could have a material impact on the amounts recorded for environmental and other contingent liabilities. Refer to Note 10 of the consolidated financial statements for additional discussion and analysis.

Asset Retirement Obligations

The Company follows the provisions of SFAS No. 143, *Accounting for Asset Retirement Obligations,* which generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under this accounting method, the Company recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

The Company has recognized as a liability the present value of the estimated future costs to decommission its nuclear laundry facilities in accordance with the provisions of SFAS No. 143. The Company depreciates, on a straight-line basis, the amount added to property and equipment and recognizes accretion expense in connection with the discounted liability over the various remaining lives which range from approximately one to twenty-four years.

The estimated liability has been based on historical experience in decommissioning nuclear laundry facilities, estimated useful lives of the underlying assets, external vendor estimates as to the cost to decommission these assets in the future, and federal and state regulatory requirements. The estimated current costs have been adjusted for the estimated impact of inflation at 3% per year. The liability has been discounted using credit-adjusted risk-free rates that range from approximately 3% to 7%. Revisions to the liability could occur due to changes in the Company's estimated useful lives of the underlying assets, estimated dates of decommissioning, changes in decommissioning costs, changes in federal or state regulatory guidance on the decommissioning of such facilities, or other changes in estimates. Changes due to revised estimates will be recognized by adjusting the carrying amount of the liability and the related long-lived asset if the assets are still in service, or charged to expense in the period if the assets are no longer in service.

Insurance

The Company is self-insured for certain obligations related to health, workers' compensation, vehicles and general liability programs. The Company also purchases stop-loss insurance policies to protect itself from catastrophic losses. Judgments and estimates are used in determining the potential value associated with reported claims and for events that have occurred, but have not been reported. The Company's estimates consider historical claims experience and other factors. The Company's liabilities are based on estimates, and, while the Company believes that its accruals are adequate, the ultimate liability may be significantly different from the amounts recorded. Changes in claims experience, the Company's ability to settle claims or other estimates and judgments used by management could have a material impact on the amount and timing of expense for any period.

Supplemental Executive Retirement Plan and other Pension Plans

The Company accounts for its Supplemental Executive Retirement Plan and other pension plans in accordance with SFAS No. 87, *Employer's Accounting for Pension,* as amended by SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.* Under SFAS No. 87, pension expense is recognized on an accrual basis over employees' estimated service periods. Pension expense calculated under SFAS No. 87 is generally independent of funding decisions or requirements.

The Company adopted SFAS No. 158 on August 25, 2007, which required the Company to (1) recognize in its statement of financial position the over-funded or under-funded status of its defined benefit postretirement plan measured as the difference between the fair value of plan assets and the benefit obligation, (2) recognize as a component of other comprehensive income, net of tax, the actuarial gains and losses and the prior service costs and credits that arise during the period but pursuant to FAS 87 and 106 are not recognized as components of net periodic benefit cost, (3) measure defined benefit plan assets and defined benefit plan obligations as of the date of its statement of financial position, (4) disclose additional information in the notes to financial statements about certain effects on net periodic benefit cost in the upcoming fiscal year that arise from delayed recognition of the actuarial gains and losses and the prior service costs and credits, and (5) recognize as an adjustment to the opening balance of retained earnings, net of tax, any transition asset or transition obligation remaining from the initial application of FAS 87 or 106. Refer to Note 6, "Employee Benefit Plans", of these consolidated financial statements for further discussion regarding the Company's adoption of SFAS No. 158.

The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions. Pension expense increases as the expected rate of return on pension plan assets decreases. Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in the Company's pension plans will impact the Company's future pension expense and liabilities. The Company cannot predict with certainty what these factors will be in the future.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes.* Deferred income taxes are provided for temporary differences between the amounts recognized for income tax and financial reporting purposes at currently enacted tax rates. The Company computes income tax expense by jurisdiction based on its operations in each jurisdiction.

The Company is periodically reviewed by domestic and foreign tax authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, the Company records estimated reserves for probable exposures.

On July 13, 2006, the Financial Accounting Standards Board issued FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109,* which fundamentally changes the way that the Company will be required to treat its uncertain tax positions for financial accounting purposes. The Company will adopt FIN No. 48 on August 26, 2007 and is currently in the process of evaluating the impact on its consolidated financial statements. Refer to "Recent Accounting Pronouncements", in this Note 1, for further discussion regarding the FIN No. 48 and the Company's future adoption.

Advertising Costs

Advertising costs are expensed as incurred and are classified as selling and administrative expenses. The Company incurred advertising costs of $1.9 million, $1.9 million and $1.7 million for the fiscal years ended August 25, 2007, August 26, 2006 and August 27, 2005 respectively.

Net Income Per Share

The Company computes net income per share under the provisions of SFAS 128, *Earnings per Share*, and Emerging Issues Task Force ("EITF") 03-6, *Participating Securities and Two — Class Method under FASB Statement No. 128, 'Earnings per Share'.* EITF Issue No. 03-6 requires that income per share for each class of common stock to be calculated assuming 100% of the Company's earnings are distributed as dividends to each class of common stock based on their respective dividend rights, even though the Company does not anticipate distributing 100% of its earnings as dividends. The Common Stock of the Company has a 25% dividend preference to the Class B Common Stock. The effective result is that the basic earnings per share for the Common Stock will be 25% greater than the basic earnings per share of the Class B Common Stock.

The Class B Common Stock may be converted at any time on a one-for-one basis into Common Stock at the option of the holder of the Class B Common Stock. Diluted earnings per share for the Company's Common Stock assumes the conversion of all the Company's Class B Common Stock into Common Stock and the exercise of outstanding stock options under the Company's stock based employee compensation plans.

The following table shows how net income is allocated using this method (in thousands):

Year ended	August 25, 2007	August 26, 2006	August 27, 2005
Net income available to shareholders	$ 45,195	$ 39,208	$ 43,348
Allocation of net income for Basic:			
Common Stock	$ 35,425	$ 22,832	$ 23,677
Class B Common Stock	9,770	16,376	19,671
	$ 45,195	$ 39,208	$ 43,348

The diluted earnings per share calculation assumes the conversion of all the Company's Class B Common Stock into Common Stock, so no allocation of earnings to Class B Common Stock is required.

The following table illustrates the weighted average number of Common and Class B Common shares outstanding during the year and is utilized in the calculation of earnings per share (in thousands):

Year ended	August 25, 2007	August 26, 2006	August 27, 2005
Weighted average number of Common shares -- basic	14,325	10,146	9,428
Add: effect of dilutive potential common shares -- employee Common Stock options	78	71	92
Add: assumed conversion of Class B Common shares into Common Stock	4,939	9,096	9,791
Weighted average number of Common shares -- diluted	19,342	19,313	19,311
Weighted average number of Class B Common shares -- basic	4,939	9,096	9,791

Stock options to purchase 69,400 shares of Common Stock were not included in the calculation of diluted earnings per share for the year ended August 26, 2006 because they were anti-dilutive. However, for the years ended August 25, 2007 and August 27, 2005, there were no shares of Common Stock excluded in the calculation of diluted earnings per share as they were not anti-dilutive.

Stock Based Compensation

The Company has stock-based employee compensation plans which are described in Note 11 to these consolidated financial statements.

Prior to August 28, 2005, the Company accounted for employee stock-based compensation using the intrinsic value-based method as prescribed by APB No. 25, *Accounting for Stock Issued to Employees.* Accordingly, no compensation expense was recognized because the exercise price of the Company's stock options was equal to the market price of the underlying stock on the date of grant.

Effective August 28, 2005, the Company adopted SFAS No. 123(r), *Share-Based Payment,* under the modified prospective method as described in SFAS No. 123(r). Under this transition method, compensation expense recognized in the year ended August 25, 2007 includes compensation expense for all stock-based payments granted subsequent to the Company's adoption of SFAS 123(r) and for all stock-based payments granted prior to August 28, 2005, but which were not yet fully vested as of that date, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123. The total amount of compensation expense recognized in the years ended August 25, 2007 and August 26, 2006 was $0.8 million and $0.6 million, respectively, which was recorded in the consolidated statement of operations in operating costs and selling and administrative expenses. The adoption of SFAS No. 123(r) had no effect on the Company's cash flows for the year ended August 25, 2007.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair-value recognition provisions required by SFAS No. 123(r) for the year August 27, 2005 (in thousands, except per share data).

Year ended		August 27, 2005
Net income (as reported)	$	43,348
Less: pro forma compensation expense, net of tax		(308)
Pro forma net income	$	43,040
Income per share per weighted average (as reported):		
Common Stock – Basic	$	2.51
Class B Common Stock – Basic	$	2.01
Common Stock – Diluted	$	2.24
Income per share per weighted average - (pro-forma):		
Common Stock – Basic	$	2.49
Class B Common Stock – Basic	$	1.99
Common Stock - Diluted	$	2.23

As prescribed by SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used:

	2007	2006	2005
Risk-free interest rate	4.59%	4.47%	4.13%
Expected dividend yield	0.77%	0.77%	0.76%
Expected life in years	7.5	7.5	7.5
Expected volatility	37.9%	38.5%	38.0%

The weighted average fair values of options granted during fiscal years 2007, 2006 and 2005 were $16.66, $15.81and $12.47 respectively.

Foreign Currency Translation

The functional currency of our foreign operations is the local country's currency. Transaction gains and losses, including gains and losses on our intercompany transactions, are included in selling and administrative expenses, in the accompanying consolidated statements of income. Assets and liabilities of operations outside the United States are translated into U.S. dollars using period-end exchange rates. Revenues and expenses are translated at the average exchange rates in effect during each month of the fiscal year. The effects of foreign currency translation adjustments are included in shareholders' equity as a component of accumulated other comprehensive income in the accompanying consolidated balance sheets.

The Company reported in selling and administrative expenses, net, foreign currency transaction gains (losses) totaling $0.1 million, $0.4 million, and $(0.2) million, for the fiscal years ended August 25, 2007, August 26, 2006 and August 27, 2005 respectively.

Recent Accounting Pronouncements

On July 13, 2006, the Financial Accounting Standards Board issued FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109*, which fundamentally changes the way that the Company will be required to treat its uncertain tax positions for financial accounting purposes. FIN No. 48 prescribes rules regarding how the Company should recognize, measure and disclose in its financial statements tax positions that were taken or will be taken on its tax return that are reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in an increase in a liability for income taxes payable, or a reduction in a deferred tax asset or an increase in a deferred tax liability. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN No. 48 on August 26, 2007 and is currently in the process of evaluating the impact on its consolidated financial statements. Any transition adjustments will not affect net income in the period of adoption and will be reported as a change in accounting principle in the consolidated financial statements. The Company does not believe that the adoption of FIN No. 48 will have a material impact on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007, and all interim periods within those fiscal years and must be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the impact SFAS No 157 will have on its consolidated financial statements.

In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, which permits an entity to measure certain financial assets and financial liabilities at fair value. Under SFAS No. 159, entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions, as long as it is applied to the instrument in its entirety. The fair value option election is irrevocable, unless a new election date occurs. SFAS No. 159 also establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity's election on its earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, and the Company is currently evaluating the impact it will have on our consolidated financial statements.

On September 29, 2006, the Financial Accounting Standards Board issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of SFAS No. 87, 88, 106 and 132(r),* which requires a company to: (1) recognize in its statement of financial position the over-funded or under-funded status of its defined benefit postretirement plan measured as the difference between the fair value of plan assets and the benefit obligation, (2) recognize as a component of other comprehensive income, net of tax, the actuarial gains and losses and the prior service costs and credits that arise during the period but pursuant to FAS 87 and 106 are not recognized as components of net periodic benefit cost, (3) measure defined benefit plan assets and defined benefit plan obligations as of the date of its statement of financial position, (4) disclose additional information in the notes to financial statements about certain effects on net periodic benefit cost in the upcoming fiscal year that arise from delayed recognition of the actuarial gains and losses and the prior service costs and credits, and (5) recognize as an adjustment to the opening balance of retained earnings, net of tax, any transition asset or transition obligation remaining from the initial application of FAS 87 or 106. The Company adopted SFAS No. 158 on August 25, 2007 and the adoption did not have a material impact on its financial statements. Refer to Note 6, "Employee Benefit Plans", of these consolidated financial statements for further discussion regarding the adoption of SFAS No. 158.

On October 13, 2004, the FASB issued SFAS No. 123(r), *Share Based Payments,* which requires companies to measure compensation cost for all share-based payments, including employee stock options. SFAS No. 123(r) was effective as of the first fiscal period beginning after June 15, 2005. In March 2005, the SEC issued SAB No. 107 regarding the SEC's interpretation of SFAS No. 123(r) and the valuation of share-based payments for public companies. The Company adopted SFAS No. 123(r) on August 28, 2005, and the adoption did not have a material impact on its financial statements. Refer to Note 1, Stock Based Compensation, of these consolidated financial statements for further discussion regarding stock based compensation.

2. Acquisitions

During the fiscal year ended August 25, 2007, the Company completed 17 acquisitions with an aggregate purchase price of approximately $20.0 million. The Company also made approximately $2.8 million in additional payments associated with prior year acquisitions. The results of operations of these acquisitions have been included in the Company's consolidated financial results since their respective acquisition dates. None of these acquisitions was significant, individually or in the aggregate, in relation to the Company's consolidated financial results and, therefore, pro forma financial information has not been presented.

Aggregate information relating to the acquisition of businesses which were accounted for as purchases is as follows (in thousands):

Year ended	August 25, 2007	August 26, 2006	August 27, 2005
Number of businesses acquired	17	19	17
Tangible assets acquired	$ 4,378	$ 4,607	$ 2,690
Intangible assets and goodwill acquired	18,445	37,570	14,112
Liabilities assumed	(66)	(370)	(422)
Acquisition of businesses, net of cash acquired	$ 22,757	$ 41,807	$ 16,380

Tangible assets acquired primarily relate to cash, accounts receivable, inventory and property and equipment. Liabilities assumed primarily relate to accounts payable and accrued liabilities.

The following details the changes in intangible assets and goodwill, which includes changes related to additional payments associated with prior year acquisitions as well as changes to purchase allocations that had not been finalized as of the end of the prior fiscal year, for the years ended August 25, 2007 and August 26, 2006 as well as the respective periods over which the assets will be amortized on a straight-line basis (in thousands):

Year ended		August 25, 2007		August 26, 2006	Life in Years
Goodwill	$	13,162	$	23,076	N/A
Customer contracts		5,394		11,902	10-15
Other intangible assets		(111)		2,592	3-8
Total intangible assets and goodwill acquired	$	18,445	$	37,570	

The amount assigned to intangible assets acquired was based on their respective fair values determined as of the acquisition date. The excess of the purchase price over the tangible and intangible assets was recorded as goodwill, of which 100% was allocated to the US and Canadian Rental and Cleaning segment in 2007. For 2006, 99% was allocated to the US and Canadian Rental and Cleaning segment and 1% was allocated to the Specialty Garments segment. In accordance with SFAS No. 142, the goodwill is not being amortized and is tested for impairment as required, at least annually.

3. Income Taxes

The provision for income taxes consists of the following (in thousands):

Year ended		August 25, 2007		August 26, 2006		August 27, 2005
Current:						
Federal	$	23,380	$	22,268	$	23,121
Foreign		4,002		3,304		2,314
State		2,700		2,761		2,906
	$	30,082	$	28,333	$	28,341
Deferred:						
Federal	$	(1,411)	$	(2,585)	$	(2,012)
Foreign		(198)		(242)		(178)
State		(206)		(457)		(328)
	$	(1,815)	$	(3,284)	$	(2,518)
	$	28,267	$	25,049	$	25,823

The following table reconciles the provision for income taxes using the statutory federal income tax rate to the actual provision for income taxes (in thousands):

		August 25, 2007		August 26, 2006		August 27, 2005
Income taxes at the statutory federal income tax rate	$	25,711	$	22,490	$	24,210
State income taxes		1,621		1,497		1,679
Adjustments to tax reserves		604		600		(500)
Permanent and other		331		462		434
	$	28,267	$	25,049	$	25,823

The tax effect of items giving rise to the Company's deferred tax (assets) liabilities is as follows (in thousands):

Year ended		August 25, 2007		August 26, 2006		August 27, 2005
Rental merchandise in service	$	13,080	$	14,770	$	12,765
Tax in excess of book depreciation		26,010		27,231		30,206
Purchased intangible assets		16,416		15,217		14,694
Accruals and other		(28,539)		(27,266)		(24,209)
Net deferred tax liabilities	$	26,967	$	29,952	$	33,456

The Company has evaluated its deferred tax assets and believes that they will be fully recovered. As a result, the Company has not established a valuation allowance.

4. Long-Term Obligations

Long-term obligations outstanding on the accompanying consolidated balance sheets are as follows (in thousands):

	August 25, 2007	August 26, 2006
Series A, fixed rate notes due June 2011 bearing interest at 5.27%	$ 75,000	$ 75,000
Series B, floating rate notes due June 2014 bearing interest at LIBOR plus 70 basis points (6.02%)	—	75,000
Series D, floating rate notes due September 2013 bearing interest at LIBOR plus 50 basis points (5.86%)	100,000	—
Unsecured revolving credit agreement with a syndicate of banks, weighted-average interest rates of 5.96% and 6.46% at August 25, 2007 and August 26, 2006, respectively	30,000	59,000
Other	1,049	1,535
	206,049	210,535
Less-- current maturities	539	613
	$ 205,510	$ 209,922

Aggregate current maturities of long-term obligations for the five fiscal years subsequent to August 25, 2007 and thereafter are as follows (in thousands):

2008	$ 539
2009	190
2010	109
2011	75,028
2012	30,022
Thereafter	100,161
Total	$ 206,049

On June 14, 2004, the Company issued $165.0 million of fixed and floating rate notes pursuant to a Note Purchase Agreement ("Note Agreement"). Under the Note Agreement, the Company issued $75.0 million of notes with a seven year term (June 2011) bearing interest at 5.27% ("Fixed Rate Notes"). The Company also issued $90.0 million of floating rate notes due in ten years (June 2014) ("Floating Rate Notes"). Of the Floating Rate Notes, $15.0 million bore interest at LIBOR plus 75 basis points and were repaid in September 2005. The remaining $75.0 million bore interest at LIBOR plus 70 basis points and were repaid at face value on September 14, 2006.

On September 14, 2006, the Company issued $100.0 million of floating rates notes ("2006 Floating Rate Notes") pursuant to a Note Purchase Agreement ("2006 Note Agreement"). The 2006 Floating Rate Notes mature on September 14, 2013, bear interest at LIBOR plus 50 basis points and may be repaid at face value two years from the date of issuance. The proceeds from the issuance of the 2006 Floating Rate Notes were used to first repay the $75.0 million of outstanding Floating Rate Notes and then to pay down outstanding amounts under the Amended Credit Agreement.

As of August 26, 2006, the Company had a $125.0 million unsecured revolving credit agreement ("Credit Agreement"), with a syndicate of banks, which matured on September 2, 2007. However, on September 13, 2006, the Company amended its Credit Agreement. This new agreement ("Amended Credit Agreement") matures on September 13, 2011 and allows for maximum outstanding borrowings of $225.0 million. Under the Amended Credit Agreement, the Company is able to borrow funds at variable interest rates based on the Eurodollar rate or the bank's prime rate, as selected by the Company. Availability of credit requires compliance with certain amended financial and other covenants, including a maximum funded debt ratio and minimum interest coverage as defined in the Amended Credit Agreement. The Company generally tests its compliance with these financial covenants on a fiscal quarterly basis. At August 25, 2007, the interest rates applicable to the Company's borrowings under the Amended Credit Agreement were calculated as LIBOR plus 50 basis points at the time of the respective borrowing and ranged from 5.82% to 6.11%. As of August 25, 2007, the Company had outstanding borrowings of approximately $30.0 million, letters of credit of $33.1 million, and $161.9 million available for borrowing.

As of August 25, 2007, the Company was in compliance with all covenants under the Amended Credit Agreement, the Note Agreement and the 2006 Note Agreement.

5. Derivative Instruments and Hedging Activities

The Company accounts for its derivative instruments in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. In October 1999, the Company entered into an interest rate swap agreement to manage its exposure to movements in interest rates on its variable rate debt. This instrument did not meet the criteria to qualify as a cash flow hedge under SFAS No. 133. Accordingly, the Company reflected all changes in the fair value of the swap agreement in earnings in the period of change. The swap agreement, with a notional amount of $40.0 million, matured October 13, 2004. The Company paid a fixed rate of 6.38% and received a variable rate tied to the three month LIBOR rate. The Company recorded, in the interest rate swap income line item of its consolidated statements of income, income of $0.2 million for the fiscal year ended August 27, 2005, for the changes in the fair value of this interest rate swap.

6. Employee Benefit Plans

Defined Contribution Retirement Savings Plan

The Company has a defined contribution retirement savings plan with a 401(k) feature for all eligible employees not under collective bargaining agreements. The Company matches a portion of the employee's contribution and can make an additional contribution at its discretion. Contributions charged to expense under the plan for the year ended August 25, 2007, August 26, 2006 and August 27, 2005 were $9.5 million, $8.6 million and $7.9 million, respectively.

Pension Plans and Supplemental Executive Retirement Plans

The Company accounts for its pension plans and Supplemental Executive Retirement Plan in accordance with SFAS No. 87, *Employer's Accounting for Pension,* as amended by SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*. Under SFAS No. 87, pension expense is recognized on an accrual basis over employees' estimated service periods. Pension expense calculated under SFAS No. 87 is generally independent of funding decisions or requirements.

The Company adopted SFAS No. 158 on August 25, 2007, which required the Company to (1) recognize in its statement of financial position the over-funded or under-funded status of its defined benefit postretirement plan measured as the difference between the fair value of plan assets and the benefit obligation, (2) recognize as a component of other comprehensive income, net of tax, the actuarial gains and losses and the prior service costs and credits that arise during the period but pursuant to FAS 87 and 106 are not recognized as components of net periodic benefit cost, (3) measure defined benefit plan assets and defined benefit plan obligations as of the date of its statement of financial position, (4) disclose additional information in the notes to financial statements about certain effects on net periodic benefit cost in the upcoming fiscal year that arise from delayed recognition of the actuarial gains and losses and the prior service costs and credits, and (5) recognize as an adjustment to the opening balance of retained earnings, net of tax, any transition asset or transition obligation remaining from the initial application of FAS 87 or 106.

The Company maintains an unfunded Supplemental Executive Retirement Plan ("SERP") for certain eligible employees of the Company. The benefits are based on the employee's compensation upon retirement. The amount charged to expense related to this plan amounted to approximately $1.2 million, $0.9 million and $0.5 million in the fiscal years ended 2007, 2006 and 2005, respectively.

The Company maintains a non-contributory defined pension plan ("UniFirst Plan") covering union employees at one of its locations. The benefits are based on years of service and the employee's compensation. The plan assets primarily consist of fixed income and equity securities. The amount charged to expense related to this plan amounted to approximately $0.2 million, $0.1 million, and $0.2 million for the fiscal year ended 2007, 2006 and 2005, respectively.

In connection with the acquisition of Textilease in fiscal 2004, the Company assumed liabilities related to a frozen pension plan covering many former Textilease employees ("Textilease Plan"). The pension benefits are based on years of service and the employee's compensation. The plan assets primarily consist of fixed income and equity securities. The amounts charged to expense related to this plan amounted to approximately $0.1 million, $0.0 million and $0.1 million in 2007, 2006 and 2005, respectively.

The components of net periodic benefit cost for the year ended August 25, 2007 were as follows (in thousands):

	Textilease Plan	UniFirst Plan	SERP	Total
Service cost	$ —	$ 117	$ 321	438
Interest cost	139	163	516	818
Expected return on assets	(85)	(141)	—	(226)
Amortization of prior service cost	—	17	368	385
Amortization of unrecognized loss	1	10	38	49
Net periodic benefit cost	$ 55	$ 166	$ 1,243	1,464

The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions. Pension expense increases as the expected rate of return on pension plan assets decreases. Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in the Company's pension plans will impact its future pension expense and liabilities. The Company cannot predict with certainty what these factors will be in the future.

The Company's obligations and funded status related to its pension and SERP retirement plans as of August 25, 2007 were as follows (in thousands):

	Textilease Plan	UniFirst Plan	SERP	Total
Change in benefit obligation:				
Projected benefit obligation, beginning of year	$ 2,316	$ 2,879	$ 9,094	$ 14,289
Service cost	—	117	321	438
Interest cost	139	163	516	818
Actuarial (gain) loss	104	(122)	(474)	(492)
Benefits paid	(87)	(112)	(220)	(419)
Projected benefit obligation, end of year	$ 2,472	$ 2,925	$ 9,237	$ 14,634
Change in plan assets:				
Fair value of plan assets, beginning of year	$ 1,603	$ 2,731	$ —	$ 4,334
Actual return on plan assets	55	103	—	158
Employer contributions	270	285	—	555
Benefits paid	(87)	(112)	—	(199)
Fair value of plan assets, end of year	$ 1,841	$ 3,007	$ —	$ 4,848
Funded status (net amount recognized) *:	$ (631)	$ 82	$ (9,237)	$ (9,786)

* Subsequent to the adoption of FAS 158, the net amount recognized equals the funded status.

As of August 25, 2007, the accumulated benefit obligation for the Textilease Plan, UniFirst Plan and SERP was $2.5 million, $2.9 million and $7.1 million, respectively

The amounts recorded on the consolidated balance sheet as of August 25, 2007 are as follows (in thousands):

	Textilease Plan	UniFirst Plan	SERP	Total
Deferred tax assets	$ 102	$ 191	$ 1,647	$ 1,940
Prepaid expenses	$ —	$ 82	$ —	$ 82
Accrued liabilities	$ 631	$ —	$ 9,237	$ 9,868
Accumulated other comprehensive income	$ (157)	$ (296)	$ (2,556)	$ (3,009)

As of August 25, 2007, the amounts recognized in accumulated other comprehensive income for the Textilease Plan, UniFirst Plan and SERP consist of (in thousands):

	Textilease Plan	UniFirst Plan	SERP	Total
Net actuarial gain or (loss)	$ (157)	$ (191)	$ —	$ (348)
Unrecognized prior service cost	—	(105)	(2,046)	(2,151)
Unrecognized actuarial gain or (loss)	—	—	(510)	(510)
	$ (157)	$ (296)	$ (2,556)	$ (3,009)

The assumptions used in calculating the Company's projected benefit obligation and net periodic service cost as of, and for the year ended, August 25, 2007, were as follows:

	Textilease Plan	UniFirst Plan	SERP
Discount rate	6.0%	6.0%	5.8%
Expected return on plan assets	5.0%	4.5%	N/A
Rate of compensation increase	N/A	N/A	5.0 %

The incremental effects of applying the recognition provisions of SFAS No. 158 on the individual line items in the consolidated balance sheet as of August 25, 2007 were as follows (in thousands):

	Before adoption of FAS No. 158	Adjustments	After adoption of FAS No. 158
Deferred income taxes	$ 225	$ 1,715	$ 1,940
Prepaid expenses	569	(487)	82
Total current assets	794	1,228	2,022
Other assets	2,280	(2,280)	—
Total assets	$ 3,074	$ (1,052)	$ 2,022
Accrued liabilities	$ 8,259	$ 1,609	$ 9,868
Total current liabilities	8,259	1,609	9,868
Accumulated other comprehensive income	(348)	(2,661)	(3,009)
Total shareholders' equity	(348)	(2,661)	(3,009)
	$ 7,911	$ (1,052)	$ 6,859

7. Goodwill and Other Intangible Assets

Under SFAS No. 142, goodwill is no longer amortized, but reviewed annually, or more frequently if certain indicators arise, for impairment. There were no impairment losses related to goodwill or intangible assets during the years ended August 25, 2007, August 26, 2006 or August 27, 2005.

The changes in the carrying amount of goodwill are as follows (in thousands):

Balance as of August 27, 2005	$ 187,793
Goodwill acquired during the period	23,076
Change in purchase accounting estimates from acquisitions in prior years	362
Effect of foreign currency translation	258
Balance as of August 26, 2006	$ 211,489
Goodwill acquired during the period	13,162
Goodwill retired on disposition of business	(552)
Effect of foreign currency translation	267
Balance as of August 25, 2007	$ 224,366

As of August 25, 2007, the Company has allocated $218.7 million and $5.7 million to its US and Canadian Rental and Cleaning and Specialty Garments segments, respectively. The change in the purchase accounting estimates from acquisitions in prior years primarily relates to revisions of tax estimates.

Intangible assets, net in the Company's accompanying consolidated balance sheets are as follows (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
August 25, 2007			
Customer contracts	$ 110,904	$ 54,346	$ 56,558
Other intangible assets	25,339	19,833	5,506
	$ 136,243	$ 74,179	$ 62,064
August 26, 2006			
Customer contracts	$ 105,658	$ 48,332	$ 57,326
Other intangible assets	26,473	19,777	6,696
	$ 132,131	$ 68,109	$ 64,022

Estimated amortization expense for the five fiscal years subsequent to August 25, 2007 and thereafter, based on intangible assets, net as of August 25, 2007 is as follows (in thousands):

2008	$ 7,241
2009	7,074
2010	6,813
2011	6,292
2012	5,617
Thereafter	29,027
	$ 62,064

8. Accrued Liabilities

Accrued liabilities in the accompanying consolidated balance sheets consists of the following (in thousands):

	August 25, 2007	August 26, 2006
Payroll related	$ 35,195	$ 28,963
Insurance related	20,759	21,602
Environmental related	15,683	10,858
Asset retirement obligations	7,437	6,998
Other	7,209	12,159
	$ 86,283	$ 80,580

9. Asset Retirement Obligations

The Company accounts for its asset retirement obligations under the provisions of SFAS No. 143, which generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Accordingly, the Company recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company continues to depreciate, on a straight-line basis, the amount added to property and equipment and recognizes accretion expense in connection with the discounted liability over the various remaining lives which range from approximately one to twenty-four years.

The Company recognized as a liability the present value of the estimated future costs to decommission its nuclear laundry facilities in accordance with the provisions of SFAS No. 143. The estimated liability is based on historical experience in decommissioning nuclear laundry facilities, estimated useful lives of the underlying assets, external vendor estimates as to the cost to decommission these assets in the future, and federal and state regulatory requirements. The estimated current costs have been adjusted for the estimated impact of inflation at 3% per year. The liability has been discounted using credit-adjusted risk-free rates that range from approximately 3% to 7% over one to thirty years. Revisions to the liability could occur due to changes in the Company's estimated useful lives of the underlying assets, estimated dates of decommissioning, changes in decommissioning costs, changes in federal or state regulatory guidance on the decommissioning of such facilities, or other changes in estimates. Changes due to revised estimates will be recognized by adjusting the carrying amount of the liability and the related long-lived asset if the assets are still in service, or charged to expense in the period if the assets are no longer in service.

A reconciliation of the Company's liability is as follows (in thousands):

	August 25, 2007	August 26, 2006
Beginning balance	$ 6,998	$ 6,918
Accretion expense	439	403
Change in estimate of liability	—	771
Asset retirement costs incurred	—	(1,094)
Ending balance	$ 7,437	$ 6,998

As of August 25, 2007, the $7.4 million asset retirement obligation is included in accrued liabilities in the accompanying consolidated balance sheet.

10. Commitments and Contingencies

Lease Commitments

The Company leases certain buildings and equipment from independent parties. Total rent expense on all leases was $5.3 million, $6.0 million and $6.1 million in fiscal 2007, 2006 and 2005, respectively. Annual minimum lease commitments for the five years subsequent to August 25, 2007 and thereafter are as follows (in thousands):

2008	$ 4,641
2009	3,043
2010	2,353
2011	1,746
2012	754
Thereafter	752
	$ 13,289

Environmental and Legal Contingencies

The Company and its operations are subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous waste and other substances. In particular, industrial laundries use and must dispose of detergent waste water and other residues. The Company is attentive to the environmental concerns surrounding the disposal of these materials and has, through the years, taken measures to avoid their improper disposal. In the past, the Company has settled, or contributed to the settlement of, actions or claims brought against the Company relating to the disposal of hazardous materials and there can be no assurance that the Company will not have to expend material amounts to remediate the consequences of any such disposal in the future.

Accounting principles generally accepted in the United States require that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. The Company regularly consults with attorneys and outside consultants to ensure that all of the relevant facts and circumstances are considered, before a contingent liability is recorded. Changes in enacted laws, regulatory orders or decrees, management's estimates of costs, insurance proceeds, participation by other parties, the timing of payments and the input of outside consultants and attorneys based on changing legal or factual circumstances could have a material impact on the amounts recorded for environmental and other contingent liabilities.

Under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on, or in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for the presence of such hazardous or toxic substances. There can be no assurances that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon the Company under such laws or expose the Company to third-party actions such as tort suits. The Company continues to address environmental conditions under terms of consent orders negotiated with the applicable environmental authorities or otherwise with respect to sites located in or related to Woburn, Massachusetts, Somerville, Massachusetts, Springfield, Massachusetts, Uvalde, Texas, Stockton, California, three sites related to former operations in Williamstown, Vermont, as well as a number of additional locations that it acquired as part of its acquisition of Textilease Corporation in September 2003.

The Company has accrued certain costs related to the sites described above as it has been determined that the costs are probable and can be reasonably estimated. The Company continues to investigate environmental conditions at the Somerville, Massachusetts site. The full nature and extent of those conditions, and of the remedial solutions that may be employed to address them, have not yet been finally determined. In the interim, as the investigation proceeds, the Company is implementing measures to mitigate potential impacts in the vicinity of the site. The Company also has potential exposure related to an additional parcel of land (the "Central Area") related to the Woburn, Massachusetts site discussed above. Currently, the consent order for the Woburn, Massachusetts site discussed above does not define or require any remediation work in the Central Area. The Company has not accrued for this contingency as the Company believes, at this time, the liability is not probable and the amount of such contingent liability cannot be reasonably estimated.

The Company routinely reviews and evaluates sites that may require remediation and monitoring and determines its estimated costs based on various estimates and assumptions. These estimates are developed using its internal sources or by third party environmental engineers or other service providers. Internally developed estimates are based on:

- Management's judgment and experience in remediation and monitoring the Company's sites;
- Information available from regulatory agencies as to costs of remediation and monitoring;
- The number, financial resources and relative degree of responsibility of other potentially responsible parties (PRPs) who may be liable for remediation and monitoring of a specific site; and
- The typical allocation of costs among PRPs.

There is usually a range of reasonable estimates of the costs associated with each site. The Company's accruals reflect the amount within the range that constitutes its best estimate. Where it believes that both the amount of a particular liability and the timing of the payments are reliably determinable, the Company adjusts the cost in current dollars using a rate of 3% for inflation until the time of expected payment and discounts the cost to present value using risk-free rates of interest ranging from 4% to 5%.

For environmental liabilities that have been discounted, the Company includes interest accretion, based on the effective interest method, in operating costs on the consolidated statements of income. The changes to the Company's environmental liabilities for the years ended August 25, 2007 and August 26, 2006 are as follows (in thousands):

Year ended	August 25, 2007	August 26, 2006
Beginning balance	$ 10,858	$ 9,326
Costs incurred for which reserves have been provided	(2,500)	(1,031)
Insurance proceeds received	121	211
Interest accretion	577	466
Revisions in estimates	6,626	1,886
Balance as of August 25, 2007	$ 15,683	$ 10,858

In fiscal 2007 and 2006, the Company made adjustments to increase its environmental related accrual by $6.6 million and $1.9 million, respectively, primarily due to preliminary results of its ongoing site investigation at one of its environmental exposure sites.

Anticipated payments and insurance proceeds of currently identified environmental remediation liabilities as of August 25, 2007, for the next five years and thereafter as measured in current dollars, are reflected below.

(In Thousands)	2008	2009	2010	2011	2012	Thereafter	Total
Estimated costs – current dollars	$ 6,666	$ 2,436	$ 1,456	$ 1,041	$ 996	$ 10,750	$ 23,345
Estimated insurance proceeds	(266)	(266)	(266)	(274)	(266)	(3,874)	(5,211)
Net anticipated costs	$ 6,400	$ 2,170	$ 1,190	$ 768	$ 730	$ 6,876	$ 18,134
Effect of Inflation							3,585
Effect of Discounting							(6,035)
Balance as of August 25, 2007							$ 15,683

Estimated insurance proceeds are primarily received from an annuity received as part of a legal settlement with an insurance company. Annual proceeds of approximately $0.3 million are deposited into an escrow account which funds remediation and monitoring costs for three sites related to former operations in Williamstown, Vermont. Annual proceeds received but not expended in the current year accumulate in this account and may be used in future years for costs related to this site through the year 2027. As of August 25, 2007, the balance in this escrow account, which is held in a trust and is not recorded on the Company's consolidated balance sheet, was approximately $2.2 million. Also included in estimated insurance proceeds are amounts the Company is entitled to receive pursuant to legal settlements as reimbursements from three insurance companies for estimated costs at the site in Uvalde, Texas.

The Company's nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission ("NRC"), or, in certain cases, by the applicable state agency, and are subject to regulation by federal, state and local authorities. There can be no assurance that such regulation will not lead to material disruptions in the Company's garment decontamination business.

From time to time, the Company is also subject to legal proceedings and claims arising from the conduct of its business operations, including litigation related to charges for certain ancillary services on invoices, personal injury claims, customer contract matters, employment claims and environmental matters as described above.

While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits and environmental contingencies, the Company believes that the aggregate amount of such liabilities, if any, in excess of amounts accrued or covered by insurance, will not have a material adverse effect on the consolidated financial position or results of operation of the Company. It is possible, however, that future financial position or results of operations for any particular future period could be materially affected by changes in the Company's assumptions or strategies related to these contingencies or changes out of the Company's control.

Other Contingent Liabilities

As security for certain agreements with the NRC and various state agencies related to the nuclear operations (see Note 9) and certain insurance programs, the Company had standby irrevocable bank commercial letters of credit of $33.1 million and $28.6 million outstanding as of August 25, 2007 and August 26, 2006 respectively.

11. Common Stock Options

The Company adopted an incentive stock option plan (the "Plan") in November 1996 and reserved 150,000 shares of Common Stock for issue under the Plan. In January 2002, the Company increased the number of shares of Common Stock reserved for issuance under the Plan to 450,000. At the Company's 2007 Annual Meeting of Shareholder's held on January 9, 2007, the Company's shareholders approved the Company's increase in the number of shares of Common Stock reserved for issuance under the Plan to 800,000. Options granted under the Plan, through August 25, 2007, are at a price equal to the fair market value of the Company's Common Stock on the date of grant. Options granted prior to fiscal 2003 are subject to a proportional four-year vesting schedule and expire eight years from the grant date. Options granted beginning in fiscal 2003 and thereafter are subject to a five-year cliff-vesting schedule under which options become vested or exercisable after five years from date of grant and expire ten years after the grant date. Compensation expense for all option grants, whether proportional four-year vesting or five-year cliff-vesting, is recognized ratably over the related vesting period starting in fiscal 2006. Certain options were granted during fiscal 2007, 2006 and 2005 to outside directors of the Company, which were fully vested upon grant and expire ten years after the grant date. Compensation expense related to the 2007 and 2006 director grants was recognized on the date of grant.

The following table summarizes the Common Stock option activity for the fiscal years ended August 25, 2007, August 26, 2006 and August 27, 2005:

	Number of Shares	Weighted Average Exercise Price
Outstanding, August 28, 2004	216,825	$ 18.70
Granted	67,600	27.98
Exercised	(32,325)	13.52
Forfeited	(13,725)	22.43
Outstanding, August 27, 2005	238,375	$ 21.82
Granted	71,400	34.69
Exercised	(9,700)	15.99
Forfeited	(15,125)	24.78
Outstanding, August 26, 2006	284,950	$ 25.08
Granted	72,400	36.69
Exercised	(41,650)	17.01
Forfeited	(21,725)	28.04
Outstanding, August 25, 2007	293,975	$ 28.87
Exercisable, August 27, 2005	66,500	$ 15.89
Exercisable, August 26, 2006	69,950	$ 17.66
Exercisable, August 25, 2007	42,675	$ 23.93

The following table summarizes information relating to currently outstanding and exercisable stock options as of August 25, 2007:

		Outstanding Options		Exercisable Options	
Range of Exercise Prices	Number Outstanding	Average Remaining Option Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 10.06 - 15.13	8,975	1.06	$ 10.63	8,975	$ 10.63
17.55 - 20.13	52,900	4.49	19.46	14,700	17.81
24.35 - 27.98	99,600	6.72	26.32	6,000	26.98
33.13 - 34.83	63,000	8.19	34.72	5,000	33.47
36.05 - 42.21	69,500	9.21	36.71	8,000	41.83
$ 10.06 - 42.21	293,975	7.05	$ 28.87	42,675	$ 23.93

The following table summarizes the status of the Company's nonvested shares at August 25, 2007:

	Nonvested Options	
	Number of Shares	Weighted Average Exercise Price
Nonvested at August 26, 2006	215,000	$ 27.50
Granted	64,900	36.05
Vested	(7,000)	25.69
Forfeited	(21,600)	28.10
Nonvested at August 25, 2007	251,300	$ 29.70

12. Shareholders' Equity

The Company has two classes of common stock: Common Stock and Class B Common Stock. Each share of Common Stock is entitled to one vote, is freely transferable, and is entitled to a cash dividend equal to 125% of any cash dividend paid on each share of Class B Common Stock. Each share of Class B Common Stock is entitled to ten votes and can be converted to Common Stock on a share-for-share basis. However, until converted to Common Stock, Class B Common shares are not freely transferable.

On July 25, 2006, certain members of the Croatti family converted 4,474,219 million shares of their Class B Common Stock to Common Stock and sold those shares and an additional 125,781 shares of Common Stock in a follow-on offering. The Company did not sell any shares in the offering and did not receive any proceeds from the sale of the shares. For the year ended August 25 2007, a total of 3,400 shares of Class B Common Stock were converted to Common Stock.

13. Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are as follows (in thousands):

	Foreign Currency Translation	Pension	Adoption of FAS No. 158	Total Accumulated Other Comprehensive Income (Loss)
Balance, August 28, 2004	$ (428)	$ (78)	$ —	$ (506)
Change during the year	2,915	(363)	—	2,552
Balance, August 27, 2005	2,487	(441)	—	2,046
Change during the year	2,690	(94)	—	2,596
Balance, August 26, 2006	5,177	(535)	—	4,642
Change during the year	2,964	187	(2,661)	490
Balance, August 25, 2007	$ 8,141	$ (348)	$ (2,661)	$ 5,132

On September 29, 2006, the Financial Accounting Standards Board issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of SFAS No. 87, 88, 106 and 132(r),* which required, among other things, that the Company recognize as a component of other comprehensive income, net of tax, the actuarial gains and losses and the prior service costs and credits that arise during the period but pursuant to FAS 87 and 106 were not recognized as components of net periodic benefit cost. The Company adopted SFAS No. 158 on August 25, 2007 which resulted in a $2.7 million adjustment to other comprehensive income. Refer to Note 6, "Employee Benefit Plans", of these consolidated financial statements for further discussion regarding the adoption of SFAS No. 158 and its related effects on the Company's consolidated financial statements.

14. Segment Reporting

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in interim financial reports issued to stockholders. Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company's chief operating decision maker, as defined under SFAS No. 131, is the Company's chief executive officer. The Company has six operating segments based on the information reviewed by its chief executive officer; US Rental and Cleaning, Canadian Rental and Cleaning, Manufacturing (MFG), Corporate, Specialty Garments Rental and Cleaning (Specialty Garments) and First Aid. The US Rental and Cleaning and Canadian Rental and Cleaning operating segments have been combined to form the US and Canadian Rental and Cleaning reporting segment, and as a result, the Company has five reporting segments.

The US and Canadian Rental and Cleaning reporting segment purchases, rents, cleans, delivers and sells, uniforms and protective clothing and non-garment items in the United States and Canada. The laundry locations of the US and Canadian Rental and Cleaning reporting segment are referred to by the Company as "industrial laundries" or "industrial laundry locations."

The MFG operating segment designs and manufactures uniforms and non-garment items primarily for the purpose of providing these goods to the US and Canadian Rental and Cleaning reporting segment. MFG revenues are generated when goods are shipped from the Company's manufacturing facilities to other Company locations. These revenues are recorded at a transfer price which is typically in excess of the actual manufacturing cost. The transfer price is determined by management and may not necessarily represent the fair value of the products manufactured. Products are carried in inventory and subsequently placed in service and amortized at this transfer price. On a consolidated basis, intercompany revenues and income are eliminated and the carrying value of inventories and rental merchandise in service is reduced to the manufacturing cost. Income before income taxes from MFG net of the intercompany MFG elimination offsets the merchandise amortization costs incurred by the US and Canadian Rental and Cleaning reporting segment as the merchandise costs of this reporting segment are amortized and recognized based on inventories purchased from MFG at the transfer price which is above the Company's manufacturing cost.

The Corporate operating segment consists of costs associated with the Company's distribution center, sales and marketing, information systems, engineering, materials management, manufacturing planning, finance, budgeting, human resources, other general and administrative costs and interest expense. The revenues generated from the Corporate operating segment represent certain direct sales made by the Company directly from its distribution center. The products sold by this operating segment are the same products rented and sold by the US and Canadian Rental and Cleaning reporting segment. In the table below, no assets or capital expenditures are presented for the Corporate operating segment as no assets are allocated to this operating segment in the information reviewed by the chief executive officer. However, depreciation and amortization expense related to certain assets are reflected in income from operations and income before income taxes for the Corporate operating segment. The assets that give rise to this depreciation and amortization are included in the total assets of the US and Canadian Rental and Cleaning reporting segment as this is how they are tracked and reviewed by the Company. The majority of expenses accounted for within the Corporate segment relate to costs of the US and Canadian Rental and Cleaning segment, with the remainder of the costs relating to the Specialty Garment and First Aid segments.

The Specialty Garments operating segment purchases, rents, cleans, delivers and sells, specialty garments and non-garment items primarily for nuclear and clean room applications. The First Aid operating segment sells first aid cabinet services and other safety supplies.

The Company refers to the US and Canadian Rental and Cleaning, MFG, and Corporate reporting segments combined as its "core laundry operations," which is included as a subtotal in the following tables (in thousands).

As of and for the year ended August 25, 2007	US and Canadian Rental and Cleaning	MFG	Net Interco MFG Elim	Corporate	Subtotal Core Laundry Operations	Specialty Garments	First Aid	Total
Revenues	$ 799,515	$ 89,209	$ (89,209)	$ 7,945	$ 807,460	$ 62,868	$ 31,774	$ 902,102
Income (loss) from operations	$ 111,697	$ 30,511	$ (5,366)	$ (58,860)	$ 77,982	$ 4,813	$ 1,426	$ 84,221
Interest (income) expense, net	$ (1,868)	$ —	$ —	$ 12,627	$ 10,759	$ —	$ —	$ 10,759
Income (loss) before taxes	$ 113,565	$ 30,511	$ (5,366)	$ (71,487)	$ 67,223	$ 4,813	$ 1,426	$ 73,462
Depreciation and amortization	$ 30,863	$ 1,446	$ —	$ 11,700	$ 44,009	$ 3,219	$ 1,284	$ 48,512
Capital expenditures	$ 46,444	$ —	$ —	$ —	$ 46,444	$ 7,186	$ 1,031	$ 54,661
Total assets	$ 785,646	$ 6,587	$ —	$ —	$ 792,233	$ 60,997	$ 21,234	$ 874,464

As of and for the year ended August 26, 2006	US and Canadian Rental and Cleaning	MFG	Net Interco MFG Elim	Corporate	Subtotal Core Laundry Operations	Specialty Garments	First Aid	Total
Revenues	$ 733,294	$ 72,239	$ (72,239)	$ 5,861	$ 739,155	$ 51,553	$ 30,264	$ 820,972
Income (loss) from operations	$ 103,270	$ 24,468	$ (637)	$ (56,020)	$ 71,081	$ 358	$ 2,362	$ 73,801
Interest (income) expense, net	$ (1,589)	$ (19)	$ —	$ 11,150	$ 9,542	$ 2	$ —	$ 9,544
Income (loss) before taxes	$ 104,859	$ 24,487	$ (637)	$ (67,170)	$ 61,539	$ 356	$ 2,362	$ 64,257
Depreciation and amortization	$ 29,067	$ 1,467	$ —	$ 10,619	$ 41,153	$ 2,959	$ 1,198	$ 45,310
Capital expenditures	$ 45,506	$ —	$ —	$ —	$ 45,506	$ 5,671	$ 927	$ 52,104
Total assets	$ 749,884	$ 6,715	$ —	$ —	$ 756,599	$ 51,654	$ 21,449	$ 829,702

As of and for the year ended August 27, 2005	US and Canadian Rental and Cleaning	MFG	Net Interco MFG Elim	Corporate	Subtotal Core Laundry Operations	Specialty Garments	First Aid	Total
Revenues	$ 668,313	$ 57,634	$ (57,634)	$ 6,075	$ 674,388	$ 61,697	$ 27,757	$ 763,842
Income (loss) from operations	$ 99,508	$ 21,390	$ 206	$ (52,927)	$ 68,177	$ 6,907	$ 928	$ 76,012
Interest (income) expense, net	$ (1,362)	$ (12)	$ —	$ 8,140	$ 6,766	$ 82	$ (7)	$ 6,841
Income (loss) before taxes	$ 100,870	$ 21,402	$ 206	$ (61,067)	$ 61,411	$ 6,825	$ 935	$ 69,171
Depreciation and amortization	$ 27,284	$ 1,425	$ —	$ 10,929	$ 39,638	$ 2,982	$ 1,307	$ 43,927
Capital expenditures	$ 45,883	$ 447	$ —	$ —	$ 46,330	$ 1,406	$ 5,519	$ 53,255
Total assets	$ 673,126	$ 6,612	$ —	$ —	$ 679,738	$ 48,765	$ 19,802	$ 748,305

The Company's long-lived assets as of August 25, 2007 and August 26, 2006 and revenues for the years ended August 25, 2007, August 26, 2006 and August 27, 2005 were attributed to the following countries (in thousands):

Long-lived assets as of:	August 25, 2007	August 26, 2006
United States	$ 585,149	$ 564,493
Europe, Canada, and Mexico (1)	39,094	36,296
Total	$ 624,243	$ 600,789

Revenues for the year ended:	August 25, 2007	August 26, 2006	August 27, 2005
United States	$ 820,898	$ 751,985	$ 709,153
Europe and Canada (1)	81,204	68,987	54,689
	$ 902,102	$ 820,972	$ 763,842

Income before income taxes for the year ended:	August 25, 2007	August 26, 2006	August 27, 2005
United States	$ 62,136	$ 54,572	$ 62,365
Europe, Canada, and Mexico (1)	11,326	9,685	6,806
	$ 73,462	$ 64,257	$ 69,171

(1) No country accounts for greater than 10% of total long-lived assets or revenues.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
UniFirst Corporation

We have audited the accompanying consolidated balance sheets of UniFirst Corporation and subsidiaries as of August 25, 2007 and August 26, 2006 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended August 25, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of UniFirst Corporation and subsidiaries at August 25, 2007 and August 26, 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 25, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Notes 1 and 6 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158, *Employers Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)* and effective August 28, 2005, the Company adopted Statement of Financial Accounting Standards No. 123(R), *Share Based Payments* and changed its method of accounting for stock-based compensation.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of UniFirst Corporation's internal control over financial reporting as of August 25, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 6, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Boston, Massachusetts

November 6, 2007

Quarterly Financial Data (Unaudited)

The following is a summary of the results of operations for each of the quarters within the years ended August 25, 2007 and August 26, 2006. This summary should be read in conjunction with these consolidated financial statements and notes to consolidated financial statements.

Our fiscal year ends on the last Saturday in August. For financial reporting purposes, fiscal 2007 and fiscal 2006 had 52 weeks. Each of the quarters presented below includes 13 weeks.

(In thousands, except per share data) For the year ended August 25, 2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 222,377	$ 222,367	$ 229,849	$ 227,509
Income before income taxes	22,627	11,457	21,836	17,542
Provision for income taxes	8,881	4,497	8,153	6,736
Net income	$ 13,746	$ 6,960	$ 13,683	$ 10,806
Net income per Common share -- basic	$ 0.75	$ 0.38	$ 0.75	$ 0.59
Net income per Class B Common share -- basic	$ 0.60	$ 0.30	$ 0.60	$ 0.47
Net income per Common share -- diluted	$ 0.71	$ 0.36	$ 0.71	$ 0.56
Weighted average number of shares outstanding -- basic				
Common Stock	14,307	14,319	14,333	14,343
Class B Common Stock	4,941	4,939	4,937	4,937
	19,248	19,258	19,270	19,280
Weighted average number of Common Stock shares outstanding -- diluted	19,322	19,362	19,371	19,375

(In thousands, except per share data) For the year ended August 26, 2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 199,325	$ 202,168	$ 211,938	$ 207,541
Income before income taxes	18,521	10,775	17,753	17,208
Provision for income taxes	7,131	4,448	6,835	6,635
Net income	$ 11,390	$ 6,327	$ 10,918	$ 10,573
Net income per Common share -- basic	$ 0.66	$ 0.36	$ 0.63	$ 0.60
Net income per Class B Common share -- basic	$ 0.53	$ 0.29	$ 0.50	$ 0.48
Net income per Common share -- diluted	$ 0.59	$ 0.33	$ 0.57	$ 0.55
Weighted average number of shares outstanding -- basic				
Common Stock	9,619	9,747	9,814	11,406
Class B Common Stock	9,620	9,494	9,429	7,842
	19,239	19,241	19,243	19,248
Weighted average number of Common Stock shares outstanding -- diluted	19,328	19,316	19,311	19,313

In the second quarter of fiscal 2007, the Company increased its environmental related accrual by $1.6 million due to the preliminary results of its ongoing site investigation at one of its environmental exposure sites, and incurred $0.7 million in severance expense related to the departure of one of its senior executives.

In the fourth quarter of fiscal 2007 and 2006, the Company decreased its insurance reserves by $4.9 million and $3.1 million, respectively, resulting from its annual third-party actuarial review of its insurance reserve requirements. In addition, the Company increased its environmental related accrual by $5.0 million and $1.8 million, respectively, due to additional information gathered from its ongoing site investigation at one of its environmental exposure sites.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. As required by Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based upon their evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that material information relating to the Company required to be disclosed by the Company in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in designing and evaluating the controls and procedures. We continue to review our disclosure controls and procedures, and our internal control over financial reporting, and may from time to time make changes aimed at enhancing their effectiveness and to ensure that our systems evolve with our business.

Changes in Internal Control over Financial Reporting. There were no changes in our internal control over financial reporting during the year ended August 25, 2007 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Management's Responsibility for Financial Statements

Our management is responsible for the preparation, integrity and objectivity of our consolidated financial statements and other financial information contained in our Annual Report on Form 10-K. Those consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States. In preparing those consolidated financial statements, Management was required to make certain estimates and judgments, which are based upon currently available information and Management's view of current conditions and circumstances.

The Audit Committee of our Board of Directors, which consists solely of independent directors, oversees our process of reporting financial information and the audit of our consolidated financial statements. The Audit Committee stays informed of our financial condition and regularly reviews management's financial policies and procedures, the independence of our independent auditors, our internal control and the objectivity of our financial reporting. Our independent registered public accounting firm has free access to the Audit Committee and meets with the Audit Committee periodically, both with and without Management present.

We have retained Ernst & Young LLP, an independent registered public accounting firm, to audit our consolidated financial statements found in this Annual Report on Form 10-K for the year ended August 25, 2007. We have made available to Ernst & Young LLP all of our financial records and related data in connection with their audit of our consolidated financial statements.

We have filed with the Securities and Exchange Commission the required certifications related to our consolidated financial statements as of and for the year ended August 25, 2007. These certifications are attached as exhibits to this Annual Report on Form 10-K for the year ended August 25, 2007. Additionally, we have also provided to the New York Stock Exchange the required annual certification of our Chief Executive Officer regarding our compliance with the New York Stock Exchange's corporate governance listing standards.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of our internal control over financial reporting as of August 25, 2007. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in *Internal Control—Integrated Framework.* Management concluded that based on its assessment, our internal control over financial reporting was effective as of August 25, 2007. The effectiveness of our internal control over financial reporting as of August 25, 2007 has been audited by Ernst & Young LLP, and a copy of its attestation report is included below.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders, UniFirst Corporation

We have audited UniFirst Corporation's internal control over financial reporting as of August 25, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). UniFirst Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, UniFirst Corporation maintained, in all material respects, effective internal control over financial reporting as of August 25, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of UniFirst Corporation as of August 25, 2007 and August 26, 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended August 25, 2007 of UniFirst Corporation and our report dated November 6, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Boston, Massachusetts

November 6, 2007

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We have adopted a Statement of Corporate Policy and Code of Business Conduct and Ethics, which applies to our directors and all of our employees, including our principal executive officer, principal financial officer, principal accounting officer and controller. A copy is available, free of charge, by contacting our Investor Relations group at (978) 658-8888 or at UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887. Our Statement of Corporate Policy and Code of Business Conduct and Ethics is available on our website at www.unifirst.com. Information contained on our website is not part of this Annual Report on Form 10-K or the documents incorporated by reference into this Annual Report on Form 10-K.

Information regarding our directors and executive officers required by this Item 10 will be included in our definitive Proxy Statement to be filed with the Securities and Exchange Commission for our 2008 Annual Meeting of Shareholders and is incorporated by reference into this Item 10. Certain information required by this Item 10 is set forth in Item 1 of this Annual Report on Form 10-K under the heading "Executive Officers".

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item 11 will be included in our definitive Proxy Statement to be filed with the Securities and Exchange Commission for our 2008 Annual Meeting of Shareholders and is incorporated by reference into this Item 11.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item 12 will be included in our definitive Proxy Statement to be filed with the Securities and Exchange Commission for our 2008 Annual Meeting of Shareholders and is incorporated by reference into this Item 12.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this Item 13 will be included in our definitive Proxy Statement to be filed with the Securities and Exchange Commission for our 2008 Annual Meeting of Shareholders and is incorporated by reference into this Item 13.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by this Item 14 will be included in our definitive Proxy Statement to be filed with the Securities and Exchange Commission for our 2008 Annual Meeting of Shareholders and is incorporated by reference into this Item 14.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The financial statements listed below are filed as part of this report:

(1) and (2) FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES.

The financial statements listed below are included under Item 8 of this Annual Report on Form 10-K:

Consolidated statements of income for each of the three years in the period ended August 25, 2007

Consolidated balance sheets as of August 25, 2007 and August 26, 2006

Consolidated statements of shareholders' equity for each of the three years in the period ended August 25, 2007

Consolidated statements of cash flows for each of the three years in the period ended August 25, 2007

Notes to consolidated financial statements

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

Management's Report on Internal Control Over Financial Reporting

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The following additional schedule is filed herewith:

Schedule II — Valuation and qualifying accounts and reserves for each of the three years in the period ended August 25, 2007

UNIFIRST CORPORATION AND SUBSIDIARIES
SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED
AUGUST 25, 2007

Description	Balance, Beginning of Period	Charged to Costs and Expenses	Charges for Which Reserves Were Created or Deductions	Balance, End of Period
Allowance for Doubtful Accounts				
For the year ended August 25, 2007	$ 3,653	$ 4,240	$ (3,749)	$ 4,144
For the year ended August 26, 2006	$ 3,179	$ 3,383	$ (2,909)	$ 3,653
For the year ended August 27, 2005	$ 2,616	$ 3,097	$ (2,534)	$ 3,179
Reserve for Obsolete Inventory				
For the year ended August 25, 2007	$ 980	$ 1,086	$ (1,113)	$ 953
For the year ended August 26, 2006	$ 853	$ 565	$ (438)	$ 980
For the year ended August 27, 2005	$ 1,126	$ 455	$ (728)	$ 853

Separate financial statements of the Company have been omitted because the Company is primarily an operating company and all subsidiaries included in the consolidated financial statements are totally held.

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements or the notes thereto.

3. EXHIBITS. The list of exhibits filed as part of this Annual Report on Form 10-K are set forth below.

DESCRIPTION

3.1	Restated Articles of Organization (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed July 5, 2006 — and the Articles of Amendment dated January 13, 1988, a copy of which was filed as Exhibit 3.2 to the Company's Current Report on Form 8-K filed July 5, 2006 — and the Articles of Amendment dated January 21, 1993, a copy of which was filed as Exhibit 3.3 to the Company's Current Report on Form 8-K filed July 5, 2006.)
3.2	By-laws (incorporated by reference to Exhibit 3.4 to the Company's Current Report on Form 8-K filed July 5, 2006.)
10.1	Letter Agreement between the Company and Dennis Assad, dated January 3, 2007 (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on January 8, 2007 and incorporated herein by reference.)
10.2	UniFirst Corporation 1996 Stock Incentive Plan, as amended, (incorporated by reference to Exhibit 10-D to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2002).
10.3	Form of UniFirst Corporation stock option award to non-employee directors, (incorporated by reference to Exhibit 10-E to the Company's Annual Report on Form 10-K for the fiscal year ended August 27, 2005).
10.4	Form of UniFirst Corporation stock option award to executive officers, (incorporated by reference to Exhibit 10-F to the Company's Annual Report on Form 10-K for the fiscal year ended August 27, 2005).
10.5	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan dated as of March 8, 2006, (incorporated by reference from the Company's Current Report on Form 8-K filed with the Commission on March 8, 2006).
* 21	List of Subsidiaries.
* 23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
* 31.1	Rule 13a-14(a)/15d-14(a) Certification of Ronald D. Croatti
* 31.2	Rule 13a-14(a)/15d-14(a) Certification of John B. Bartlett
** 32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
** 32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

* Filed herewith

** Furnished herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UniFirst Corporation

By: /s/ Ronald D. Croatti

Ronald D. Croatti
President and Chief Executive Officer

November 8, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

NAME	TITLE	DATE
/s/ Ronald D. Croatti Ronald D. Croatti	Principal Executive Officer and Director	November 8, 2007
/s/ John B. Bartlett John B. Bartlett	Principal Financial Officer and Principal Accounting Officer	November 8, 2007
/s/ Cynthia Croatti Cynthia Croatti	Director	November 8, 2007
/s/ Donald J. Evans Donald J. Evans	Director	November 8, 2007
/s/ Phillip L. Cohen Phillip L. Cohen	Director	November 8, 2007
/s/ Anthony F. DiFillippo Anthony F. DiFillippo	Director	November 8, 2007
/s/ Robert F. Collings Robert F. Collings	Director	November 8, 2007
/s/ Michael Iandoli Michael Iandoli	Director	November 8, 2007

EXHIBIT INDEX

DESCRIPTION

3.1	Restated Articles of Organization (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed July 5, 2006 — and the Articles of Amendment dated January 13, 1988, a copy of which was filed as Exhibit 3.2 to the Company's Current Report on Form 8-K filed July 5, 2006 — and the Articles of Amendment dated January 21, 1993, a copy of which was filed as Exhibit 3.3 to the Company's Current Report on Form 8-K filed July 5, 2006.)
3.2	By-laws (incorporated by reference to Exhibit 3.4 to the Company's Current Report on Form 8-K filed July 5, 2006.)
10.1	Letter Agreement between the Company and Dennis Assad, dated January 3, 2007 (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on January 8, 2007 and incorporated herein by reference.)
10.2	UniFirst Corporation 1996 Stock Incentive Plan, as amended, (incorporated by reference to Exhibit 10-D to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2002).
10.3	Form of UniFirst Corporation stock option award to non-employee directors, (incorporated by reference to Exhibit 10-E to the Company's Annual Report on Form 10-K for the fiscal year ended August 27, 2005).
10.4	Form of UniFirst Corporation stock option award to executive officers, (incorporated by reference to Exhibit 10-F to the Company's Annual Report on Form 10-K for the fiscal year ended August 27, 2005).
10.5	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan dated as of March 8, 2006, (incorporated by reference from the Company's Current Report on Form 8-K filed with the Commission on March 8, 2006).
* 21	List of Subsidiaries.
* 23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
* 31.1	Rule 13a-14(a)/15d-14(a) Certification of Ronald D. Croatti
* 31.2	Rule 13a-14(a)/15d-14(a) Certification of John B. Bartlett
** 32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
** 32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

* Filed herewith

** Furnished herewith

Exhibit 21

List of subsidiaries of the Company:

UniFirst Holdings, Inc.
UniTech Services Group, Inc.
UniFirst First-Aid Corporation
UniTech Services Canada Ltd.
UniTech Services SAS
Euro Nuclear Services B.V.
Euro Nuklear Services, GmbH
Euro Nuclear Services Limited
Uniform Supply Alliance, L.P.
UniFirst Canada Ltd.
RC Air LLC
UONE Corporation
Uniformes de San Luis S.A. de C.V.
UniFirst S.A. de C.V.
Interstate Uniform Manufacturing of Puerto Rico, Inc.
Pride America Garments, Inc.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-142138, 333-60781, 333-96097, and 333-82682) of UniFirst Corporation of our reports dated November 6, 2007 with respect to the consolidated financial statements and schedule of UniFirst Corporation and the effectiveness of internal control over financial reporting of UniFirst Corporation, included in the Annual Report (Form 10-K) for the year ended August 25, 2007.

/s/ Ernst & Young LLP

Boston, Massachusetts
November 6, 2007

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECURITIES EXCHANGE ACT RULE 13a-15(e)/15d-15(e) AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ronald D. Croatti, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended August 25, 2007 of UniFirst Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), for the Registrant, and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles ;

(c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting and;

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: November 8, 2007

By: /s/ Ronald D. Croatti

Ronald D. Croatti, Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECURITIES EXCHANGE ACT RULE 13a-15(e)/15d-15(e) AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John B. Bartlett, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended August 25, 2007 of UniFirst Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), for the Registrant, and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles ;

(c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting and;

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: November 8, 2007

By: /s/ John B. Bartlett

John B. Bartlett, Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), I, Ronald D. Croatti, President and Chief Executive Officer of UniFirst Corporation (the "Company"), do hereby certify, to the best of my knowledge, that:

(1) The Company's Annual Report on Form 10-K for the year ended August 25, 2007 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 8, 2007

By: /s/ Ronald D. Croatti

Ronald D. Croatti, President and
Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), I, John B. Bartlett, Chief Financial Officer of UniFirst Corporation (the "Company"), do hereby certify, to the best of my knowledge, that:

(1) The Company's Annual Report on Form 10-K for the year ended August 25, 2007 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 8, 2007

By: /s/ John B. Bartlett

John B. Bartlett, Chief Financial Officer
(Principal Financial Officer)


UniFirst
U 1st

UNIFIRST CORPORATION

68 Jonspin Road
Wilmington, Massachusetts 01887

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held On Tuesday, January 8, 2008

The Annual Meeting of the Shareholders of UniFirst Corporation (the "Company") will be held at the Conference Center of Goodwin Procter LLP, located on the second floor at Exchange Place, Boston, Massachusetts 02109 on Tuesday, January 8, 2008 at 10:00 A.M. for the following purposes:

1. To elect three Class II Directors, each to serve for a term of three years until the 2011 Annual Meeting of Shareholders and until their respective successors are duly elected and qualified;

2. To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending August 30, 2008; and

3. To consider and act upon any other matters which may properly come before the meeting or any adjournment or postponement thereof.

The Board of Directors has fixed the close of business on November 16, 2007 as the record date for the Annual Meeting. All shareholders of record on that date are entitled to receive notice of and to vote at the meeting.

By Order of the Board of Directors,

RAYMOND C. ZEMLIN, Secretary

Wilmington, Massachusetts
December 4, 2007

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE ANNUAL MEETING, PLEASE COMPLETE AND SIGN THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES. YOUR PROXY MAY BE REVOKED BY YOU AT ANY TIME PRIOR TO ITS USE. IF YOU ATTEND THE MEETING, YOU MAY CONTINUE TO HAVE YOUR SHARES VOTED AS INSTRUCTED IN THE PROXY OR YOU MAY WITHDRAW YOUR PROXY AT THE MEETING AND VOTE YOUR SHARES IN PERSON.

Important

Please note that due to security procedures, if you decide to attend the Annual Meeting, you will be required to show a form of picture identification to gain access to the offices of Goodwin Procter LLP. Please contact the Company's Investor Relations group at (978) 658-8888 if you plan to attend the Annual Meeting.

UNIFIRST CORPORATION
68 Jonspin Road
Wilmington, Massachusetts 01887

PROXY STATEMENT FOR 2008 ANNUAL MEETING OF SHAREHOLDERS
to be held on January 8, 2008
at 10:00 A.M. at the Conference Center of Goodwin Procter LLP,
located on the second floor at Exchange Place,
Boston, Massachusetts 02109

General Information

The enclosed proxy is being solicited on behalf of the Board of Directors of UniFirst Corporation (the "Company", "UniFirst", "we", "our" or "us") for use at the 2008 Annual Meeting of Shareholders to be held on Tuesday, January 8, 2008 (the "Annual Meeting") and at any adjournments or postponements thereof. This Proxy Statement, the enclosed proxy and the Company's 2007 Annual Report to Shareholders are being first mailed to shareholders on or about December 4, 2007.

Any shareholder signing and returning the enclosed proxy has the power to revoke it by (1) giving written notice of revocation of such proxy to the Secretary of the Company at the address set forth above, (2) completing, signing and submitting a new proxy card relating to the same shares and bearing a later date, or (3) attending the meeting and voting in person, although attendance at the meeting will not, by itself, revoke a proxy. The shares represented by the enclosed proxy will be voted as specified therein if said proxy is properly signed and received by the Company prior to the time of the Annual Meeting and is not properly revoked. The expense of this proxy solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, the Directors, officers and employees of the Company may also solicit proxies personally or by telephone without special compensation for such activities. The Company may also request persons, firms and corporations holding shares in their names or in the names of their nominees, which are beneficially owned by others, to send proxy material to and obtain proxies from such beneficial owners. The Company will reimburse such holders for their reasonable expenses in connection therewith.

The Board of Directors has fixed the close of business on November 16, 2007 as the "Record Date" for the determination of the shareholders entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof. As of the close of business on the Record Date, there were outstanding and entitled to vote 14,352,349 shares of common stock, par value $0.10 per share ("Common Stock"), and 4,937,449 shares of Class B common stock, par value $0.10 per share ("Class B Common Stock"). Transferees after such date will not be entitled to vote at the Annual Meeting. Each share of Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to ten votes per share. All actions submitted to a vote of shareholders at the 2008 Annual Meeting are voted on by holders of Common Stock and Class B Common Stock voting together as a single class.

As more fully described in this Proxy Statement, the purposes of the Annual Meeting are (1) to elect three Class II Directors, each to serve for a term of three years until the 2011 Annual Meeting of Shareholders and until their respective successors are duly elected and qualified; (2) to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending August 30, 2008; and (3) to consider and act upon any other matters which may properly come before the Annual Meeting or any adjournment or postponement thereof. With respect to the election of three Class II Directors, a plurality of the votes cast by holders of shares of Common Stock and Class B Common Stock, voting together as a single class and represented in person or by proxy at the Annual Meeting and entitled to vote thereon, is necessary to elect Ronald D. Croatti, Donald J. Evans and Thomas S. Postek. With respect to the ratification of Ernst & Young LLP as the Company's independent registered public accounting firm and each other matter expected to be voted upon at the Annual Meeting, the affirmative vote of a majority of the votes cast by holders of shares of Common Stock and Class B Common Stock, voting together as a single class and represented in person or by proxy at the Annual Meeting and entitled to vote thereon is necessary for approval.

Consistent with applicable law, the Company intends to count abstentions and broker non-votes only for the purpose of determining the presence or absence of a quorum for the transaction of business. Any shares not voted (whether by abstention, broker non-vote or otherwise) will have no impact on the election of Directors, except to the extent that the failure to vote for an individual results in another individual receiving a larger percentage of votes, and no impact on the proposal for approval of each other matter expected to be voted on at the Annual Meeting.

PROPOSAL 1

ELECTION OF DIRECTORS

The Board of Directors of the Company is currently composed of seven members, divided into three classes of two, two and three directors, respectively. One class is elected each year at the annual meeting of shareholders. The Directors in each class serve for a term of three years and until their successors are duly elected and qualified. As the term of one class expires, a successor class is elected at each annual meeting of shareholders. Albert Cohen, a member of the Company's Board of Directors since 1989, died on November 25, 2006.

At the Annual Meeting, three Class II Directors will be elected to serve until the 2011 Annual Meeting of Shareholders and until their successors are duly elected and qualified. The Board of Directors has nominated Ronald D. Croatti, Donald J. Evans and Thomas S. Postek to be elected by holders of Common Stock and Class B Common Stock, voting together as a single class, to serve as Class II Directors (collectively, the "Nominees"). Messrs. Croatti and Evans are up for re-election as Class II Directors at the Annual Meeting, and Mr. Postek has been nominated by the Board of Directors upon the recommendation of the Nominating and Corporate Governance Committee for election as a Class II Director at the Annual Meeting.

Unless otherwise instructed, the persons named in the proxy will vote the shares to which the proxy relates "FOR" the election of the Nominees to the Board of Directors. While the Company has no reason to believe that any of the Nominees will be unable to serve as a Director, in the event any of the Nominees should become unavailable to serve at the time of the Annual Meeting, it is the intention of the persons named in the enclosed proxy to vote such proxy for such other person or persons as the Board of Directors may recommend.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF RONALD D. CROATTI, DONALD J. EVANS AND THOMAS S. POSTEK AS CLASS II DIRECTORS.

Information Regarding Nominees and Directors

The following table sets forth certain information with respect to the three Nominees for election as Directors at the Annual Meeting and those continuing Directors of the Company whose terms expire at the annual meetings of shareholders in 2009 and 2010, based on information furnished to the Company by each Director.

Class II Nominees for Election at 2008 Annual Meeting – Nominated to Serve a Term that Expires in 2011	Age	Director Since
Ronald D. Croatti(1)	64	1982
Mr. Croatti joined the Company in 1965. He became Director of the Company in 1982, Vice Chairman of the Board in 1986 and has served as Chief Executive Officer since 1991. He has also served as President since 1995 and Chairman of the Board since 2002. Mr. Croatti has overall responsibility for the management of the Company.		
Donald J. Evans	81	1973
Mr. Evans has served as Director of the Company since 1973. He served as General Counsel and First Deputy Commissioner, Massachusetts Department of Revenue, from 1996 to 2003. Prior to that time, Mr. Evans was a senior partner in the law firm of Goodwin Procter LLP, the Company's general counsel. Mr. Evans is a Trustee of the Massachusetts Eye and Ear Infirmary.		
Thomas S. Postek	65	N/A
Mr. Postek is a new nominee to the Board of Directors. He is a certified public accountant and chartered financial analyst currently affiliated with Geneva Investment Management of Chicago, Illinois. Mr. Postek is a member of the Board of Directors of Lawson Products, Inc., a publicly traded distributor of fasteners and other industrial supplies. From 1986 to 2001, Mr. Postek was a partner and principal of William Blair & Company, LLC. During his tenure at William Blair, Mr. Postek covered various business services as an analyst, including industrial distribution. Mr. Postek also served on the staff of the Financial Accounting Standards Board from 1980 to 1982.		

Class I Continuing Directors – Term Expires in 2009	Age	Director Since
Anthony F. DiFillippo(1)	80	2002
Mr. DiFillippo was the President of UniFirst until he retired in 1995 and, since 1995, he has served as a consultant to UniFirst. He became a Director in 2002.		
Robert F. Collings (2)	69	2005
Mr. Collings has served as Director of the Company since July 2005. He was a founder and President of Data Terminal Systems, Inc., a provider of electronic cash register/retail business control systems, from 1970 to 1981 and the founder and President of Resource Dynamics, Inc., a company that offered a facilities planning and management system, from 1981 until its sale in 1984. He is currently the Principal of The Collings Foundation, which he founded in 1979, a member of the President's Council of Massachusetts General Hospital and on the Board of Advisors of New Boston Real Estate.		

Class III Continuing Directors – Term Expires in 2010	Age	Director Since
Cynthia Croatti(1)	52	1995
Ms. Croatti joined the Company in 1980. She has served as Director since 1995, Treasurer since 1982 and Executive Vice President since 2001. In addition, she has primary responsibility for overseeing the human resources and purchasing functions of the Company.		
Phillip L. Cohen (2)	76	2000
Mr. Cohen has served as Director of the Company since 2000. He is a certified public accountant and was a partner with an international public accounting firm from 1965 until his retirement in 1994 and has been a financial consultant since that date. He is a Director emeritus and former Treasurer of the Greater Boston Convention and Visitors Bureau and a Director of Kazmaier Associates, Inc. and S/R Industries, Inc.		
Michael Iandoli	62	2007
Mr. Iandoli has served as Director of the Company since January 2007. He served for over 30 years as a senior executive and President of TAC Worldwide Companies, a contract labor firm serving the automotive and high-tech industries. He is a Vice President of the Executive Committee at the Larz Anderson Auto Museum.		

(1) Ronald D. Croatti and Cynthia Croatti are siblings, and Anthony F. DiFillippo is Cynthia Croatti's uncle. Anthony F. DiFillippo is the father of David A. DiFillippo, an executive officer of the Company.

(2) The Company has designated Messrs. Collings and Cohen as the Directors to be elected by the holders of Common Stock voting separately as a single class.

Meetings of the Board of Directors and Its Committees

Board of Directors. The Company's Board of Directors is divided into three classes, and the members of each class serve for staggered three-year terms. The Board is currently composed of two Class I Directors (Messrs. DiFillippo and Collings), two Class II Directors (Messrs. Croatti and Evans) and three Class III Directors (Ms. Croatti, and Messrs. Cohen and M. Iandoli). Two Class II Directors are up for re-election as Class II Directors at the Annual Meeting, and Mr. Postek has been nominated by the Board of Directors upon the recommendation of the Nominating and Corporate Governance Committee for election as a Class II Director at the Annual Meeting. The terms of the continuing Class I and III Directors will expire upon the election and qualification of Directors at the Annual Meeting of Shareholders in 2009 and 2010, respectively. At each annual meeting of shareholders, Directors generally will be re-elected or elected for a full term of three years to succeed those Directors whose terms are expiring. The Board of Directors held six meetings during the Company's 2007 fiscal year.

Audit Committee. During the 2007 fiscal year, the Audit Committee consisted of Messrs. Cohen (Chairman), Collings and Evans. The Audit Committee met on eleven occasions during fiscal 2007. The Audit Committee is responsible for assisting the Board of Directors in its oversight of (1) the integrity of the Company's financial statements and reporting process, (2) the qualifications, independence and performance of the Company's independent registered public accounting firm, (3) the performance of the Company's internal audit function, and (4) the Company's compliance with legal and regulatory requirements. The Board of Directors and the Audit Committee adopted a written Audit Committee Charter in 2000, which they revised in 2001, 2003, 2005 and 2007. The amended and restated Audit Committee Charter is available on the Company's website at www.unifirst.com and will be sent in paper form to any shareholder who submits a request to the Company's Corporate Secretary at the address listed on page 1. The Board of Directors has determined that each of the members of the Audit Committee is "independent" under the rules of the New York Stock Exchange and the SEC. The Board of Directors has determined that Phillip L. Cohen is an "audit committee financial expert" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Board of Directors and the Audit Committee have adopted a Statement of Corporate Policy and Code of Business Conduct, which is available on the Company's website at www.unifirst.com and will be sent in paper form to any shareholder who submits a request to the Company's Secretary at the address listed on page 1. The Company's Audit Committee Complaint Procedure is also available on the Company's website at www.unifirst.com.

Compensation Committee. During the 2007 fiscal year, the Compensation Committee consisted of Messrs. Collings (Chairman), Evans and Iandoli and met on three occasions. The Compensation Committee is responsible for reviewing and approving the Company's executive compensation program, recommending awards under the Company's equity compensation plans and establishing the compensation for the Company's Chief Executive Officer. The Board of Directors and the Compensation Committee have adopted a written Compensation Committee Charter, which was revised in 2007. A copy of the Compensation Committee Charter is available on the Company's website at www.unifirst.com and will be sent in paper form to any shareholder who submits a request to the Company's Secretary at the address listed on page 1.

Nominating and Corporate Governance Committee. During the 2007 fiscal year, the Nominating and Corporate Governance Committee consisted of Messrs. Evans (Chairman), Cohen and Iandoli. The Nominating and Corporate Governance Committee met three times in fiscal 2007. The Nominating and Corporate Governance Committee reviews and evaluates potential nominees for election or appointment to the Board of Directors and recommends such nominees to the full Board of Directors. The Board of Directors and the Nominating and Corporate Governance Committee have adopted a written Nominating and Corporate Governance Committee Charter, which they revised in 2007. A copy of the Nominating and Corporate Governance Committee Charter is available on the Company's website at www.unifirst.com and will be sent in paper form to any shareholder who submits a request to the Company's Secretary at the address listed on page 1. The Board of Directors has determined that each of the members of the Nominating and Corporate Governance Committee is "independent" under the rules of the New York Stock Exchange and the SEC. The Nominating and Corporate Governance Committee's policy is to review and consider all Director candidates recommended by any of the Company's Directors or stockholders. Such review and consideration is to proceed in accordance with the Company's By-laws, Corporate Governance Guidelines and Policy Regarding New Director Nominations. See "Other Matters — Shareholder Proposals" for a summary of these requirements. The Nominating and Corporate Governance Committee is also responsible for developing and recommending to the Board of Directors a set of Corporate Governance Guidelines applicable to the Company and periodically reviewing such guidelines and recommending any changes to those guidelines to the Board of Directors. The Corporate Governance Guidelines are available on the Company's website at www.unifirst.com and will be sent in paper form to any shareholder who submits a request to the Company's Corporate Secretary at the address listed on page 1. In addition, the Nominating and Corporate Governance Committee maintains a Policy Regarding New Director Nominations, which is available on the Company's website at www.unifirst.com. Since this policy was adopted, there have been no material changes to the procedures by which shareholders may recommend nominees to the Board of Directors.

Each continuing Director attended at least 75% of all of the meetings of the Board of Directors and of the committees of which the Director was a member held during the last fiscal year. Our Annual Meeting of shareholders is generally held to coincide with one of the Board's regularly scheduled meetings. Directors are strongly encouraged to attend the Annual Meeting. Each of the Directors attended the 2007 Annual Meeting of Shareholders.

Please note that information contained in our website is not incorporated by reference in, or considered to be a part of, this proxy statement.

Independence of Board Members

The Board of Directors has determined that each of Messrs. Cohen, Collings, Evans and Iandoli is an "independent director" in accordance with the corporate governance rules of the New York Stock Exchange as a result of having no material relationship with the Company other than (1) serving as a Director and a Board Committee member, (2) receiving related fees as disclosed in this document and (3) having beneficial ownership of UniFirst securities as disclosed in the section of this document entitled "Security Ownership of Management and Principal Shareholders."

Meetings of Independent Directors

Independent Directors of the Company regularly meet in executive sessions outside the presence of management. The presiding Director for these meetings is Mr. Evans. Any interested party or shareholder who wishes to make their concerns known to the independent Directors may avail themselves of the same procedures provided below under the heading "Communication with the Board of Directors".

Communication with the Board of Directors

Any interested party or shareholder who wishes to communicate with any of the Company's Directors or the Board of Directors as a group, may do so by writing to the Board of Directors, or such individual Director(s) c/o Chief Financial Officer, UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887. The Company recommends that all correspondence be sent via certified U.S. mail, return receipt requested. All correspondence received by the Chief Financial Officer will be forwarded by him promptly to the appropriate addressee(s).

Security Ownership of Management and Principal Shareholders

The following table sets forth as of November 16, 2007 certain information concerning shares of Common Stock and Class B Common Stock beneficially owned by (i) each Director and Nominee, (ii) each of the executive officers of the Company named in the Summary Compensation Table, and (iii) all executive officers and Directors as a group, in each case based solely on information furnished by such individuals. Except as otherwise specified, the named beneficial owner has sole voting and investment power. The information in the table reflects shares outstanding of the Company's Common Stock and Class B Common Stock on November 16, 2007.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of All Outstanding Shares(1)	Percentage of Voting Power(1)
Ronald D. Croatti(2)(3)	851,928	4.4%	13.2%
Cynthia Croatti(3)(4)	4,800	*	*
Bruce P. Boynton(3)(5)	1,375	*	*
John B. Bartlett(3)	1,400	*	*
Donald J. Evans(3)(5)	5,400	*	*
Phillip L. Cohen(3)(5)	4,000	*	*
Anthony F. DiFillippo(3)(5)(6)	51,500	*	*
Robert F. Collings(3)(5)	2,500	*	*
Michael Iandoli(3)(5)	1,500	*	*
David A. DiFillippo(3)(7)	6,357	*	*
Thomas S. Postek(8)	15,000	*	*
All Directors and executive officers as a group(3)(10 persons)	930,760	4.8%	13.4%

* Less than 1%.

(1) The percentages have been determined in accordance with Rule 13d-3 under the Exchange Act. As of November 16, 2007, a total of 19,289,798 shares of common stock were outstanding, of which 14,352,349 were shares of Common Stock entitled to one vote per share and 4,937,449 were shares of Class B Common Stock entitled to ten votes per share. Each share of Class B Common Stock is convertible into one share of Common Stock.

(2) Ronald D. Croatti owns 843,528 shares of Class B Common Stock, representing 17.1% of such class, 2,100 shares of Common Stock, plus the options to purchase Common Stock listed in footnote 3. The information presented does not include any shares owned by Mr. Croatti's children, as to which shares Mr. Croatti disclaims any beneficial interest. Mr. Croatti is a stockholder and director of each of the general partners of The Queue Limited Partnership and The Red Cat Limited Partnership, which respectively own 2,152,152 and 1,021,748 shares of Class B Common Stock. Mr. Croatti is a trustee and beneficiary of The Marie Croatti QTIP Trust, which owns 36,107 shares of Class B Common Stock. Mr. Croatti is the manager of MMC Trust LLC, which owns 950 shares of Common Stock. The information presented for Mr. Croatti does not include any shares owned by The Queue Limited Partnership, The Red Cat Limited Partnership, The Marie Croatti QTIP Trust or MMC Trust LLC. In addition, the information presented does not include any shares owned by certain trusts of which Mr. Croatti is a trustee and which, in the aggregate, beneficially own 132,792 shares of Class B Common Stock.

(3) Includes the right to acquire, pursuant to the exercise of stock options, within 60 days after November 16, 2007, the following number of shares of Common Stock: Ronald D. Croatti, 6,300 shares; Cynthia Croatti, 3,800 shares; John B. Bartlett, 1,400 shares; Bruce P. Boynton, 1,375 shares; and David A. DiFillippo, 3,000 shares. The non-employee Directors have presently exercisable options to purchase the following number of shares of Common Stock: 4,000 shares each in the case of Messrs. Cohen and Evans; 2,500 shares in the case of Mr. Collings; and 1,500 shares each in the case of Messrs. A. DiFillippo and Iandoli.

(4) Ms. Croatti owns 1,000 shares of Common Stock plus the options to purchase Common Stock listed in footnote 3. The information presented does not include any shares owned by Ms. Croatti's children, as to which shares Ms. Croatti disclaims any beneficial interest. Ms. Croatti is a stockholder and director of each of the general partners of The Queue Limited Partnership and the Red Cat Limited Partnership, which respectively own 2,152,152 and 1,021,748 shares of Class B Common Stock. Ms. Croatti is a trustee and beneficiary of The Marie Croatti QTIP Trust which owns 36,107 shares of Class B Common Stock. The information presented for Ms. Croatti does not include any shares owned by The Queue Limited Partnership, The Red Cat Limited Partnership or The Marie Croatti QTIP Trust. In addition, the information presented for Ms. Croatti does not include any shares beneficially owned by certain other trusts for which Ms. Croatti is a trustee and certain entities for which Ms. Croatti serves as manager and which, in the aggregate, beneficially own 80,534 shares of Common Stock and 67,069 shares of Class B Common Stock.

(5) Mr. Evans owns 1,400 shares of Common Stock and the options to purchase Common Stock listed in footnote 3. Mr. A. DiFillippo owns 42,750 shares of Common Stock, beneficially owns shares of Common Stock listed in footnote 6, plus the options to purchase Common Stock listed in footnote 3. Messrs. Boynton, Cohen, Collings and Iandoli have the options to purchase Common Stock listed in footnote 3.

(6) Includes 7,250 shares beneficially owned by Mr. A. DiFillippo's spouse, plus the options to purchase Common Stock listed in footnote 3.

(7) Mr. D. DiFillippo owns 3,357 shares of Common Stock and the options to purchase Common Stock listed in footnote 3. In addition, the information presented for Mr. DiFillippo does not include 4,125 shares of Common Stock beneficially owned by his children's trusts, of which he is a trustee.

(8) Mr. Postek is a new nominee to the Board of Directors who beneficially owns 15,000 shares of Common Stock.

To the best knowledge of the Company, the following are the only beneficial owners of more than 5% of the outstanding shares of Common Stock or Class B Common Stock of the Company as of November 16, 2007. All information presented is based solely on information provided by each beneficial owner.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of All Outstanding Shares(1)	Percentage of Voting Power(1)
The Queue Limited Partnership(2)	2,152,152	11.2 %	33.8%
The Red Cat Limited Partnership(3)	1,021,748	5.3	16.0
Arnhold and S. Bleichroeder Advisers, LLC(4)	2,314,326	12.0	3.6
Tweedy, Browne Company, LLC(5)	1,355,190	7.0	2.1
Dimensional Fund Advisors, Inc.(6)	1,149,683	6.0	1.8
Wellington Management Company, LLP(7)	1,085,325	5.6	1.7
Bank of America Corporation(8)	979,789	5.1	1.5
Ronald D. Croatti(9)	851,928	4.4	13.2
Barclays Global Investors UK Holdings LTD.(10)	823,726	4.3	1.3
Cecelia Levenstein(11)	612,157	3.2	7.2

(1) The percentages have been determined in accordance with Rule 13d-3 under the Exchange Act. As of November 16, 2007, a total of 19,289,798 shares of common stock were outstanding, of which 14,352,349 were shares of Common Stock entitled to one vote per share and 4,937,449 were shares of Class B Common Stock entitled to ten votes per share. Each share of Class B Common Stock is convertible into one share of Common Stock.

(2) The Queue Limited Partnership ("QLP") owns 2,152,152 shares of Class B Common Stock, representing 43.6% of such class. The general partner of QLP is Queue Management Associates, Inc. ("QMA"), which has sole voting and dispositive power over the shares owned by QLP. Ronald D. Croatti, Cynthia Croatti and Cecelia Levenstein are the sole stockholders and directors of QMA. All decisions by the directors of QMA must be made unanimously. The address of QLP is c/o UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887.

(3) The Red Cat Limited Partnership ("RCLP") owns 1,021,748 shares of Class B Common Stock, representing 20.7% of such class. The general partner of RCLP is Red Cat Management Associates, Inc. (RCMA"), which has sole voting and dispositive power over the shares owned by RCLP. Ronald D. Croatti and Cynthia Croatti are the sole stockholders and directors of RCMA. The address of RCLP is c/o UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887.

(4) Arnhold and S. Bleichroeder Advisers, LLC beneficially owns shares of Common Stock only, representing 16.1% of such class. The address of Arnhold and S. Bleichroeder Advisers, LLC is 1345 Avenue of the Americas, New York, NY 10105. The Company has relied solely upon information contained in the Form 13F filed with the Securities and Exchange Commission by Arnhold and S. Bleichroeder Advisers, LLC on November 13, 2007.

(5) Tweedy, Browne Company, LLC beneficially owns shares of Common Stock only, representing 9.4% of such class. The address of Tweedy, Browne Company, LLC is 350 Park Avenue, 9th Floor, New York, NY 10022. The Company has relied solely upon information contained in the Form 13F filed with the Securities and Exchange Commission by Tweedy, Browne Company, LLC on November 7, 2007.

(6) Dimensional Fund Advisors, Inc. beneficially owns shares of Common Stock only, representing 8.0% of such class. The address of Dimensional Fund Advisors Inc. is 1299 Ocean Avenue, Santa Monica, CA 90401. The Company has relied solely upon the information contained in the Form 13F filed with the Securities and Exchange Commission by Dimensional Fund Advisors Inc. on October 25, 2007.

(7) Wellington Management Company, LLP beneficially owns shares of Common Stock only, representing 7.6% of such class. The address of Wellington Management Company, LLP is 75 State Street, Boston, MA 02109. The Company has relied solely upon the information contained in the Form 13F filed with the Securities and Exchange Commission by Wellington Management Company, LLP on November 14, 2007.

(8) Bank of America Corporation owns shares of Common Stock only, representing 6.8% of such class. The address of Bank of America Corporation is 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255. The Company has relied solely upon the information contained in the Form 13F filed with the Securities and Exchange Commission by Bank of America Corporation on November 13, 2007.

(9) Ronald D. Croatti owns 843,528 shares of Class B Common Stock, representing 17.1% of such class, plus the options to purchase Common Stock listed in footnote 3 to the preceding table. The information presented does not include any shares owned by Mr. Croatti's children, as to which shares Mr. Croatti disclaims any beneficial interest. Mr. Croatti is a stockholder and director of each of the general partners of The Queue Limited Partnership and The Red Cat Limited Partnership, which respectively own 2,152,152 and 1,021,748 shares of Class B Common Stock. Mr. Croatti is a trustee and beneficiary of the Marie Croatti QTIP Trust, which owns 36,107 shares of Class B Common Stock. Mr. Croatti is the manager of MMC Trust LLC, which owns 950 shares of Common Stock. The information presented for Mr. Croatti does not include any shares owned by The Queue Limited Partnership, The Red Cat Limited Partnership, The Marie Croatti QTIP Trust or MMC Trust LLC. In addition, the information presented does not include any shares owned by certain trusts of which Mr. Croatti is a trustee and which, in the aggregate, beneficially own 132,792 shares of Class B Common Stock.The address of Ronald D. Croatti is c/o UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887.

(10) Barclays Global Investors UK Holdings LTD. beneficially owns shares of Common Stock only, representing 5.7% of such class. The address of Barclays Global Investors is 1 Churchill Place, London XO E14 5HP. The Company has relied solely upon the information contained in the Form 13F filed with the Securities and Exchange Commission by Barclays Global Investors on November 13, 2007.

(11) Cecelia Levenstein is the daughter of Marie Croatti. Ms. Levenstein owns 444,349 shares of Class B Common Stock, representing 9.0% of such class, and 167,808 shares of Common Stock. Ms. Levenstein is a stockholder and director of the general partner of The Queue Limited Partnership, which owns 2,152,152 shares of Class B Common Stock. The information presented for Ms. Levenstein does not include any shares owned by The Queue Limited Partnership. In addition, the information presented for Ms. Levenstein does not include any shares beneficially owned by certain other trusts for which Ms. Levenstein is a trustee and, which, in the aggregate, beneficially own 38,138 shares of Class B Common Stock. The address of Ms. Levenstein is c/o UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation Committee of our Board of Directors, in collaboration with management, develops and implements our compensation policies. The Compensation Committee also reviews and establishes the compensation paid to our executive officers. We believe we provide an appropriate and competitive total compensation package to our executive officers through a combination of base salary, annual cash incentive bonuses, long-term equity incentive compensation and broad-based benefits programs. We place significant emphasis on pay for performance-based incentive compensation, which is designed to reward our executive officers based on the achievement of predetermined corporate goals.

This Compensation Discussion and Analysis describes our compensation objectives, policies and practices with respect to our Chief Executive Officer, Chief Financial Officer and other three most highly-compensated executive officers as determined in accordance with applicable SEC rules (collectively, our "named executive officers").

Objectives of Our Executive Compensation Programs

Our compensation programs for our named executive officers are designed to achieve the following objectives:

- attract and retain talented and experienced executives in the highly competitive uniform rental and sales industry;
- motivate and reward executives whose knowledge, skills and performance are critical to our success and the furtherance of our long term strategic plan;
- align the interests of our executives and stockholders by motivating executives to increase stockholder value and by rewarding executives when stockholder value increases;
- provide a competitive compensation package which is weighted heavily towards pay for performance, and in which a significant portion of total compensation is determined by corporate and individual performance and the creation of stockholder value;
- ensure fairness among our executive officers by recognizing the contributions each executive makes to our success; and
- foster a shared commitment among executives by coordinating their corporate and individual goals.

Our Executive Compensation Programs and Plans

We designed our executive compensation programs and plans to achieve the objectives described above. Our executive compensation primarily consists of base salary, annual cash incentive bonuses, long-term equity incentive compensation and broad-based benefits programs. Consistent with the significant emphasis we place on performance-based incentive compensation, we have linked our annual cash incentive bonuses to the achievement of predetermined corporate performance goals.

Within the context of the overall objectives of our compensation programs, we determined the specific amounts of compensation to be paid to each of our named executive officers in fiscal 2007 based on a number of factors:

- the performance of our named executive officers in prior years;
- the roles and responsibilities of our named executive officers;
- the individual experience and skills of, and expected contributions from, our named executive officers;
- for each named executive officer, other than our Chief Executive Officer, the evaluations and recommendations of our Chief Executive Officer; and
- the amounts of compensation being paid to our other named executive officers.

Each of the primary elements of our executive compensation is discussed in detail below, including a description of how each element fits into the overall compensation of our named executive officers. We also discuss below the amounts of compensation paid to our named executive officers for calendar 2007 under each of these elements. In the descriptions below, we highlight particular compensation objectives that we have designed specific elements of our executive compensation program to address. However, it should be noted that we have designed our compensation programs to complement each other and collectively serve all of our executive compensation objectives described above. Accordingly, whether or not specifically mentioned below, we believe that each element of our executive compensation program serves each of our objectives to a greater or lesser extent.

Base Salary

We pay our named executive officers a base salary, which we review and determine annually. We believe that a competitive minimum level of compensation is a necessary element of any compensation program that is designed to attract and retain talented and experienced executive officers who will further our long term strategic plan and increase stockholder value. We also believe that attractive base salaries can motivate and reward executive officers for their overall performance.

The base salaries set forth in "Summary Compensation Table" below reflect the base salaries earned by our named executive officers in fiscal 2007. We determine the base salaries of our named executive officers on a calendar year basis. In calendar 2007, we increased the base salaries of our named executive officers as follows: Ronald D. Croatti's base salary increased from $442,000 to $468,500 per year, John B. Bartlett's base salary increased from $304,004 to $322,250 per year, Cynthia Croatti's base salary increased from $295,006 to $311,250 per year, Bruce P. Boynton's base salary increased from $237,001 to $248,850 per year and David A. DiFillippo's base salary increased from $227,002 to $240,650 per year. Mr. Croatti's base salary was increased by our Compensation Committee as a result of his substantial contributions to our success in fiscal 2006, his strong leadership skills and strategic vision. The base salaries of our other named executive officers reflected 5.0% to 6.0% increases as determined by our Compensation Committee after reviewing Mr. Croatti's recommendations with respect to the base salaries to be paid to each named executive officer.

The base salaries paid to our named executive officers reflect the general performance of our named executive officers during prior years, their roles and responsibilities, and their experience, skills and contributions.

Annual Cash Incentive Bonuses

Consistent with our emphasis on performance incentive compensation programs, our named executive officers are eligible to receive annual cash incentive bonuses primarily based on their performance as measured against predetermined corporate financial goals that we establish. The primary objective of our annual cash incentive bonuses is to motivate our named executive officers and to reward them for meeting our short-term objectives using a performance-based compensation program with objectively determinable goals. Our annual cash incentive bonuses also align the interests of our named executive officers and our stockholders by providing our executives with incentives to increase stockholder value and a reward for doing so.

Under our bonus plan, our named executive officers have the potential to earn annual cash incentive bonuses at a level that represents a meaningful portion of our named executive officers' cash compensation. Our bonus plan provides for potential annual cash incentive bonuses that range from no annual bonus to an annual bonus of up to 28% of the named executive officer's base salary for the fiscal year. Potential bonus payments under our bonus plan are linked to objective criteria set forth in our bonus plan. Our named executive officers can earn annual cash incentive bonuses based on predetermined goals based on corporate revenues, earnings per share and customer retention.

At the beginning of each fiscal year, we set a fiscal year target for corporate revenues for purposes of our bonus plan. At the end of each fiscal year, we compare actual revenues for the fiscal year to target revenues and actual revenues for the fiscal year to revenues for the prior fiscal year. Based on our actual revenues for the fiscal year, each named executive officer can earn a bonus of up to 8% of his or her base salary.

At the beginning of each fiscal year, we set a fiscal year target amount of corporate earnings per share for purposes of our bonus plan. At the end of each fiscal year, we compare actual earnings per share for the fiscal year to target earnings per share and actual earnings per share for the fiscal year to prior fiscal year earnings per share. Based on our actual earnings per share for the fiscal year, each named executive officer can earn a bonus of up to 16% of his or her base salary.

Our bonus plan also provides for annual cash incentive bonuses of up to 4% of base salary for our named executive officers based on customer retention.

No annual cash incentive bonuses are paid to our named executive officers unless at least one of the revenue targets and one of the earnings per share targets are achieved.

In establishing our bonus levels, we consider the incentives that we want to provide to our executives as well as the bonus levels for comparable positions at similarly situated companies and our historical practices. Overall, the minimum revenue, earnings per share and customer retention targets under our bonus plan were set at levels that we believed to be achievable with strong performance by our executives. Although we cannot always predict the different events that will impact our business during an upcoming year, we set our minimum performance goals for the target amount of annual incentive cash bonuses at levels that we believe will be achieved by our named executive officers a majority of the time. We set the performance goals for the maximum bonus payments under our bonus plan at a level that we believe will be achieved only as a result of exceptional financial performance. The maximum bonus payments under our bonus plan are intended to provide for correspondingly greater incentives in the event that performance is within a specified range above the target level and are correspondingly more difficult to achieve.

In fiscal 2007, our named executive officers received the following annual cash incentive bonuses:

Name	Bonus($)	% of Base Salary
Ronald D. Croatti	$123,743	27%
Cynthia Croatti	$82,351	27%
John B. Bartlett	$85,113	27%
Bruce P. Boynton	$65,959	27%
David A. DiFillippo	$63,558	27%
Dennis G. Assad	–	–

Mr. Assad did not receive an annual cash incentive bonus because bonuses were determined after his separation from employment from the Company.

The annual cash incentive bonuses paid to our named executive officers reflect the general performance of our named executive officers during fiscal 2007, their roles and responsibilities, and their experience, skills and contributions.

Long-Term Equity Incentive Compensation

We grant long-term equity incentive awards in the form of non-qualified stock options to our named executive officers as part of our total compensation package. We use long-term equity incentive awards as part of our emphasis on performance-based incentive compensation. Our long-term equity incentive awards align the interests of our named executive officers and our stockholders by providing our executives with incentives to increase stockholder value and a reward for doing so.

We generally grant stock options once per year to our named executive officers. Stock options provide our executive officers with the right to purchase shares of our Common Stock at a fixed exercise price based on the fair market value of shares of our Common Stock on the date of grant. Stock options granted to our named executive officers beginning in fiscal 2003 and thereafter are subject to a five-year cliff-vesting schedule under which options become vested and exercisable after five years from the date of grant and expire ten years after the grant date. All stock options are awarded pursuant to our UniFirst Corporation 1996 Stock Incentive Plan.

Upon a holder's exercise of a non-qualified stock option, we are generally entitled to a tax deduction in the year in which the stock option is exercised equal to the spread between the exercise price and the fair market value of the stock for which the stock option is exercised. A holder of a non-qualified stock option is generally taxed on this same amount in the year of exercise.

When determining the stock options to be granted to our named executive officers in fiscal 2007, we considered the expected future value of potential stock option grants. In fiscal 2007, we granted the following non-qualified stock options to our named executive officers:

Name	Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/Sh)
Ronald D. Croatti	2,100	$36.05
Cynthia Croatti	1,600	$36.05
John B. Bartlett	1,600	$36.05
Bruce P. Boynton	1,400	$36.05
David A. DiFillippo	1,400	$36.05
Dennis G. Assad	1,400	$36.05

The number of stock options granted by our Compensation Committee to Mr. Croatti was based on his substantial contributions to our success in prior years, his strong leadership skills and strategic vision. The number of stock options granted to our other named executive officers was determined by our Compensation Committee after reviewing Mr. Croatti's recommendations with respect to stock option grants to each named executive officer. The stock options granted to Mr. Assad were granted in November 2006 prior to Mr. Assad's separation from employment from the Company, and as a result of his separation from employment, all of these options were forfeited by Mr. Assad.

The stock options granted to our named executive officers reflect the general performance of our named executive officers during prior years, their roles and responsibilities, and their experience, skills and contributions.

Broad-Based Benefits Programs and Perquisites

All full-time employees, including our named executive officers, may participate in our health and welfare benefit programs, including medical, dental and vision care coverage, disability insurance, life insurance and UniFirst Corporation Profit Sharing Plan. In addition, certain of our full-time employees, including our named executive officers, may participate in the UniFirst Corporation Unfunded Supplemental Executive Retirement Plan. In fiscal 2007, our named executive officers also received certain perquisites and personal benefits set forth in the "Summary Compensation Table" below. We provide these benefits to retain and attract talented executives with the skills and experience to further our long term strategic plan.

Our Executive Compensation Process

The Compensation Committee of our Board of Directors is primarily responsible for establishing the compensation paid to our named executive officers. The Board of Directors has determined that each member of the compensation committee is "independent" as that term is defined under the applicable rules of the New York Stock Exchange. In determining executive compensation, our Compensation Committee annually reviews the performance of our named executive officers with our Chief Executive Officer, and our Chief Executive Officer makes recommendations to our Compensation Committee with respect to the appropriate base salary, annual cash incentive bonus payments and grants of long-term equity incentive awards for each of our named executive officers. Our Compensation Committee annually reviews the performance of our Chief Executive Officer and establishes the appropriate base salary, annual cash incentive bonus payments and grants of long-term equity incentive awards to be paid to him.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this Proxy Statement with management. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company's Annual Report on Form 10-K for the fiscal year ended August 25, 2007 for filing with the SEC.

Compensation Committee

Robert F. Collings (Chairman)
Donald J. Evans
Michael Iandoli

Summary Compensation Table

The following table sets forth summary information concerning the annual compensation for the year ended August 25, 2007 awarded to, earned by or paid to our Chief Executive Officer, Chief Financial Officer, our other three most highly-compensated executive officers and one additional executive officer who would have been considered one of our other three most highly-compensated executive officers but for the fact that such executive officer was not serving as an executive officer on August 25, 2007 (collectively, for purposes of the tables set forth in this Proxy Statement, our "named executive officers"):

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(2)	All Other Compensation ($)(3)	Total ($)
Ronald D. Croatti Chairman of the Board, President and Chief Executive Officer	2007	$459,326	$123,743	$48,631	$180,444	$23,077	$835,221
Cynthia Croatti Executive Vice President and Treasurer	2007	$305,627	$82,351	$18,247	$41,669	$23,336	$471,230
John B. Bartlett Senior Vice President and Chief Financial Officer	2007	$315,934	$85,113	$31,982	$107,262	$23,388	$563,679
Bruce P. Boynton Senior Vice President, Operations	2007	$244,748	$65,959	$15,170	$60,134	$23,222	$409,233
David A. DiFillippo Senior Vice President, Operations	2007	$235,926	$63,558	$15,170	$36,668	$23,268	$374,590
Dennis G. Assad Former Senior Vice President, Sales and Marketing (4)	2007	$101,345	–	–	$129,303	$168,838	$399,486

(1) Shown is the expense that we recognized as stock-based compensation expense in fiscal 2007 for financial accounting purposes (excluding the effect of any estimate of future forfeitures) determined in accordance with FAS No. 123(r) related to stock options that were granted to our named executive officers. Additional information concerning our financial reporting of stock options is presented in Notes 1 and 11 to our Consolidated Financial Statements set forth in our Annual Report on Form 10-K for the year ended August 25, 2007. See the Outstanding Equity Awards at Fiscal Year-End – 2007 table below for additional details of the stock options that have been granted to our named executive officers in fiscal 2007.

(2) Amounts reported in this column represent the present value of the accumulated benefit obligation as of August 25, 2007 minus the present value of the accumulated benefit obligation as of August 26, 2006 under the UniFirst Corporation Unfunded Supplemental Executive Retirement Plan (our "SERP"). Our obligation has been estimated assuming benefits commence at normal social security retirement age and using FAS No. 87 assumptions for mortality, assumed payment form and discount rates in effect at the measurement dates. Since the Company does not credit interest at above-market rates, no interest amounts are included in these totals. See the "Pension Benefits Table – Fiscal 2007" below for additional details about the accumulated benefits of each named executive officer under our SERP.

(3) The amounts reported in the "All Other Compensation" column are shown in the table below.

(4) Mr. Assad, formerly our Senior Vice President of Sales and Marketing, separated from employment with us effective January 1, 2007. On January 5, 2007, we entered into an agreement with Mr. Assad concerning the terms of his separation from employment. The agreement provides for the waiver of the provision in our SERP regarding forfeiture of payments due to separation from service prior to normal retirement age. As a result, Mr. Assad is entitled to receive payments in accordance with the terms of our SERP and our agreement with Mr. Assad concerning the terms of his separation from employment.

Name	Year	Severance	Car Allowance($)	401(k) Contribution($)	Profit Sharing Plan($)	Total All Other Compensation($)
Ronald D. Croatti	2007	–	$7,060	$9,000	$7,017	$23,077
Cynthia Croatti	2007	–	$7,060	$9,259	$7,017	$23,336
John B. Bartlett	2007	–	$7,060	$9,311	$7,017	$23,388
Bruce P. Boynton	2007	–	$7,060	$9,145	$7,017	$23,222
David DiFillippo	2007	–	$7,060	$9,191	$7,017	$23,268
Dennis G. Assad	2007	$155,419(5)	$2,660	$3,742	$7,017	$168,838

(5) Mr. Assad's agreement with us concerning his separation from employment requires us to pay Mr. Assad severance in the aggregate amount of $699,387.00 pursuant to a payment schedule commencing in July 2007 and ending in December 2009. The amount set forth in the table reflects the actual severance payments to Mr. Assad in fiscal 2007.

Grants of Plan-Based Awards – Fiscal 2007

The following table contains information related to non-qualified options to purchase shares of our Common Stock granted to our named executive officers under our stock option plan during fiscal 2007:

Name	Grant Date	All other Option Awards: Number of Securities Underlying Options (#)(1)	Exercise or Base Price of Option Awards ($/Sh)(2)	Grant Date Fair Value of Stock and Option Awards(3)
Ronald D. Croatti Chairman of the Board, President and Chief Executive Officer	10/31/2006	2,100	$36.05	$34,293
Cynthia Croatti Executive Vice President and Treasurer	10/31/2006	1,600	$36.05	$26,128
John B. Bartlett Senior Vice President and Chief Financial Officer	10/31/2006	1,600	$36.05	$26,128
Bruce P. Boynton Senior Vice President, Operations	10/31/2006	1,400	$36.05	$22,862
David A. DiFillippo Senior Vice President, Operations	10/31/2006	1,400	$36.05	$22,862
Dennis G. Assad Former Senior Vice President, Sales and Marketing	10/31/2006	1,400(4)	$36.05	$22,862

(1) Amounts represent the number of non-qualified options granted to our named executive officers during fiscal 2007. These options are subject to a five-year cliff vesting schedule under which the options become vested and exercisable five years from the date of grant. Each of these grants expires ten years from the date of grant.

(2) Amounts represent the fair market value of our Common Stock on the date of the grant. Fair market value is determined using the closing price of our Common Stock on the New York Stock Exchange on the day of the grant.

(3) Amounts represent the grant date fair value of each stock option award during fiscal 2007. These amounts were calculated in accordance with FAS No. 123(r). By contrast, the amounts shown for stock option awards in the "Summary Compensation Table" are the amounts we recognized for financial reporting purposes in fiscal 2007 for awards granted in fiscal 2007 and prior fiscal years. None of the options were repriced or otherwise modified.

(4) The stock options granted to Mr. Assad in fiscal 2007 were forfeited by Mr. Assad in accordance with the terms of our agreement with him concerning his separation from employment.

Outstanding Equity Awards at Fiscal Year-End – 2007

The following table sets forth information concerning the number of unexercised options to purchase shares of our Common Stock held as of August 25, 2007 by our named executive officers:

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Ronald D. Croatti	2,100	–	$10.0625	11/3/2008
Chairman of the Board, President and Chief	2,100	–	$17.55	10/31/2009
Executive Officer	–	2,100(1)	$19.93	1/14/2013
	–	2,100(2)	$24.35	11/4/2013
	–	2,100(3)	$27.98	10/25/2014
	–	2,100(4)	$34.83	10/27/2015
	–	2,100(5)	$36.05	10/31/2016
Cynthia Croatti	1,000	–	$10.0625	11/3/2008
Executive Vice President and Treasurer	1,400	–	$17.55	10/31/2009
	–	1,400(1)	$19.93	1/14/2013
	–	1,400(2)	$24.35	11/4/2013
	–	1,400(3)	$27.98	10/25/2014
	–	1,600(4)	$34.83	10/27/2015
	–	1,600(5)	$36.05	10/31/2016
John B. Bartlett	–	1,400(1)	$19.93	1/14/2013
Senior Vice President and Chief Financial	–	1,400(2)	$24.35	11/4/2013
Officer	–	1,400(3)	$27.98	10/25/2014
	–	1,600(4)	$34.83	10/27/2015
	–	1,600(5)	$36.05	10/31/2016
Bruce P. Boynton	275	–	$17.55	10/31/2009
Senior Vice President, Operations	–	1,100(1)	$19.93	1/14/2013
	–	1,100(2)	$24.35	11/4/2013
	–	1,100(3)	$27.98	10/25/2014
	–	1,400(4)	$34.83	10/27/2015
	–	1,400(5)	$36.05	10/31/2016
David A. DiFillippo	800	–	$10.0625	11/3/2008
Senior Vice President, Operations	1,100	–	$17.55	10/31/2009
	–	1,100(1)	$19.93	1/14/2013
	–	1,100(2)	$24.35	11/4/2013
	–	1,100(3)	$27.98	10/25/2014
	–	1,400(4)	$34.83	10/27/2015
	–	1,400(5)	$36.05	10/31/2016
Dennis G. Assad Former Senior Vice President, Sales and Marketing	–	–	–	–

(1) These options are subject to a five-year cliff vesting schedule and become vested and exercisable on January 14, 2008.

(2) These options are subject to a five-year cliff vesting schedule and become vested and exercisable on November 4, 2008.

(3) These options are subject to a five-year cliff vesting schedule and become vested and exercisable on October 25, 2009.

(4) These options are subject to a five-year cliff vesting schedule and become vested and exercisable on October 27, 2010.

(5) These options are subject to a five-year cliff vesting schedule and become vested and exercisable on October 31, 2011.

Option Exercises and Stock Vested Table – Fiscal 2007

The following table sets forth the number of shares of Common Stock acquired and the aggregate dollar value realized as a result of stock option exercises during fiscal 2007 by our named executive officers:

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Ronald D. Croatti Chairman of the Board, President and Chief Executive Officer	2,100	$48,815(2)
Cynthia Croatti Executive Vice President and Treasurer	1,000	$23,245(3)
John B. Bartlett Senior Vice President and Chief Financial Officer	–	–
Bruce P. Boynton Senior Vice President, Operations	–	–
David A. DiFillippo Senior Vice President, Operations	800	$23,340(4)
Dennis G. Assad Former Senior Vice President, Sales and Marketing	3,300	$87,332(5)

(1) The value realized on exercise is the market value of our Common Stock at the time of exercise of the stock option less the exercise price paid, multiplied by the number of shares underlying the stock option exercised.

(2) Value realized on exercise is as follows: $23.245 (the market value at the time of exercise of $38.37 less the exercise price of $15.125), multiplied by 2,100 shares acquired upon exercise.

(3) Value realized on exercise is as follows: $23.245 (the market value at the time of exercise of $38.37 less the exercise price of $15.125), multiplied by 1,000 shares acquired upon exercise.

(4) Value realized on exercise is as follows: $29.175 (the market value at the time of exercise of $44.30 less the exercise price of $15.125), multiplied by 800 shares acquired upon exercise.

(5) Value realized on exercise is as follows: (a) $25.585 (the market value at the time of exercise of $40.71 less the exercise price of $15.125), multiplied by 1,100 shares acquired upon exercise, plus (b) $30.6475 (market value at the time of exercise of $40.71 less the exercise price of $10.0625), multiplied by 1,100 shares acquired upon exercise, plus (c) $23.16 (the market value at the time of exercise of $40.71 less the exercise price of $17.55), multiplied by 1,100 shares acquired upon exercise.

Pension Benefits Table – Fiscal 2007

The following table sets forth the actuarial present value of accumulated benefits under our Unfunded Supplemental Executive Retirement Plan, the number of years of credited service and the dollar amount of payments and benefits paid during fiscal 2007 to our named executive officers as of August 25, 2007:

Name	Plan Name	Number of Years of Credited Service (#)(1)	Present Value of Accumulated Benefits ($)(2)	Payments During Last Fiscal Year ($)
Ronald D. Croatti Chairman of the Board, President and Chief Executive Officer	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan	30	$1,487,413	–
Cynthia Croatti Executive Vice President and Treasurer	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan	28	$336,079	–
John B. Bartlett Senior Vice President and Chief Financial Officer	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan	30	$1,045,078	–
Bruce P. Boynton Senior Vice President, Operations	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan	30	$430,017	–
David A. DiFillippo Senior Vice President, Operations	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan	28	$199,619	–
Dennis G. Assad Former Senior Vice President, Sales and Marketing	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan	30(3)	$578,593(3)	–

(1) As discussed in more detail below under the heading "UniFirst Corporation Unfunded Supplemental Executive Retirement Plan", our SERP limits the number of years of credited service to thirty for purposes of determining a participant's benefits under the plan.

(2) Amounts reported in this column represent the present value of the accumulated benefit obligation as of August 25, 2007. Our obligation has been estimated assuming benefits commence on the individual's social security retirement date and using FAS No. 87 assumptions for mortality, assumed payment form and discount rates in effect at the measurement dates.

(3) Our agreement with Mr. Assad concerning his separation from employment provides for the waiver of the provision in our SERP regarding forfeiture of payments due to separation from service prior to normal retirement age. As a result, Mr. Assad is entitled to receive payments in accordance with the terms of our SERP and our agreement with Mr. Assad concerning the terms of his separation from employment.

UniFirst Corporation Unfunded Supplemental Executive Retirement Plan

Certain of our and our affiliates' employees are eligible to participate in our SERP. Retirement benefits available under our SERP are based on a participant's average annual base earnings, exclusive of bonuses, commissions, fringe benefits and reimbursed expenses, for the last three years of full-time employment prior to his retirement date ("Final Average Earnings"). Upon the retirement of a participant on his social security retirement date, the participant will be paid an aggregate amount equal to 1.33% percent of his Final Average Earnings multiplied by his years of service, limited to 30 years, less his primary Social Security benefit. Pension payments under our SERP are made at the intervals then in use for the payment of base salaries to our executive officers. Upon the death of a participant, the participant's designated beneficiary will be paid retirement benefits for up to 12 years from the participant's date of retirement. Our SERP provides that, upon any change in control, participants in our SERP will receive a lump sum payment equal to the actuarial equivalent of their plan benefit as of the date of the change in control.

Potential Payments Upon Termination or Change in Control

As discussed under the heading "UniFirst Corporation Unfunded Supplemental Executive Retirement Plan" above, upon a change in control, our named executive officers will receive a lump sum payment under our SERP equal to the actuarial equivalent of their plan benefit as of the date of the change in control. For more information concerning our SERP, see the "Pension Benefits Table – Fiscal 2007" and the discussion under the heading "UniFirst Corporation Unfunded Supplemental Executive Retirement Plan" above.

As discussed in footnote 5 to the "Summary Compensation Table" above, we entered into an agreement with Mr. Assad concerning his separation from employment. Our agreement with Mr. Assad provides for severance payments to Mr. Assad in the amount of $699,387.00 to be paid in accordance with the payment schedule set forth in our agreement with him. The severance payments commenced in July 2007 and will end in December 2009. Our agreement with Mr. Assad also provides for the waiver of the provision in our SERP regarding forfeiture of payments due to separation from service prior to normal retirement age. As a result, Mr. Assad is entitled to receive payments in accordance with the terms of our SERP and our agreement with him. See the "Pension Benefits Table – Fiscal 2007" for more information concerning Mr. Assad and his participation in our SERP. Finally, our agreement with Mr. Assad provides that all unvested stock options held by Mr. Assad as of January 1, 2007 lapsed and will not be exercisable.

Director Compensation Table – Fiscal 2007

The compensation earned by our Directors during fiscal 2007 is set forth in the table below. We determine the amounts earned by our Directors on a calendar year basis. During calendar 2007, each Director who was not an employee of our Company earned: an annual fee of $28,000; an annual fee for chairing the Audit Committee of $7,500; an annual fee for chairing a Committee other than the Audit Committee of $5,000; a $2,500 fee for each Board meeting attended; a $500 fee for each Committee meeting attended if held on the same day as a Board meeting; a $2,000 fee for one or more Committee meetings attended on a single day if not held on the same day as a Board meeting; a $1,250 fee for participating in a telephonic Board meeting; a $1,000 fee for participating in a telephonic Committee meeting; and an option to purchase 1,500 shares of Common Stock.

Each Director who was also an employee of our Company received no Director's fees during fiscal year 2007 and will receive no Director's fees during calendar year 2008.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Albert Cohen (2)	$8,000	N/A	$8,000
Phillip C. Cohen	$56,000	$29,235	$85,235
Robert F. Collings	$52,000	$29,235	$81,235
Anthony F. DiFillippo	$39,000	$29,235	$68,235
Donald J. Evans	$55,500	$29,235	$84,735
Michael Iandoli	$37,000	$29,235	$66,235
Lawrence Pugh(3)	$7,000	N/A	$7,000

(1) Shown is the expense that we recognized as stock-based compensation expense in fiscal 2007 for financial accounting purposes (excluding the effect of any estimate of future forfeitures) determined in accordance with FAS No. 123(r) with respect to the grant of 1,500 stock options awarded to each of our non-employee Directors on January 12, 2007. These stock options became fully vested upon grant and expire ten years after the grant date. Additional information concerning our financial reporting of stock options is presented in Notes 1 and 11 to our Consolidated Financial Statements set forth in our Annual Report on Form 10-K for the year ended August 25, 2007.

(2) Mr. Cohen died on November 25, 2006. The compensation reflected in the table represents fees earned by Mr. Cohen during fiscal 2007 prior to his death.

(3) Mr. Pugh retired from our Board of Directors as of January 9, 2007. The compensation reflected in the table represents fees earned by Mr. Pugh during fiscal 2007 prior to his retirement.

Compensation Committee Interlocks and Insider Participation

During the 2007 fiscal year, the Compensation Committee consisted of Messrs. Collings, Evans and Iandoli. None of these individuals has served as an officer or employee of the Company or any of its subsidiaries. During the 2007 fiscal year, to the knowledge of the Company, none of its executive officers:

- served as a member of the compensation committee of another entity, one of whose executive officers served on the Compensation Committee;
- served as directors of another entity, one of whose executive officers served on the Compensation Committee; or
- served as members of the compensation committee of another entity, one of whose executive officers served as one of the Company's directors.

REPORT OF AUDIT COMMITTEE

The Audit Committee is composed entirely of independent directors meeting the requirements of applicable Securities and Exchange Commission and New York Stock Exchange rules. The key responsibilities of our committee are set forth in our Charter.

We serve in an oversight capacity and are not intended to be part of UniFirst's operational or managerial decision-making process. UniFirst's management is responsible for preparing the consolidated financial statements and its independent registered public accounting firm is responsible for auditing those statements. Our principal purpose is to monitor these processes.

The Audit Committee has, among other things:

- Reviewed and discussed with management and the independent registered public accounting firm the audited financial statements for the year ended August 25, 2007.
- Reviewed and discussed with management and the independent registered public accounting firm the quarterly and annual earnings press releases prior to release and the quarterly and annual reports on Forms 10-Q and 10-K prior to filing.
- Discussed with management and the independent registered public accounting firm the results of the testing of internal controls over financial reporting.
- Discussed with the independent registered public accounting firm the overall scope and plans for the annual audit, the results of their examination and the overall quality of UniFirst's financial reporting.
- Discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards ("SAS") No. 61, as amended by SAS No. 90.
- Reviewed all audit and non-audit service performed by the independent registered public accounting firm and considered whether the provision of non-audit audit services is compatible with maintaining the auditors' independence.
- Received the written disclosures and the letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1, and discussed with the independent registered public accounting firm the auditors' independence.

Based on the review and discussions above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the last fiscal year for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee for fiscal 2007

Phillip L. Cohen (Chairman)
Robert F. Collings
Donald J. Evans

Independent Registered Public Accounting Firm

Audit Fees. During fiscal 2007, the aggregate fees and expenses for professional services rendered by Ernst & Young LLP ("Ernst & Young") for the audit of the Company's annual financial statements, audit of management's assessment and the operating effectiveness of the Company's internal controls over financial reporting, and review of the Company's quarterly financial statements totaled $987,793. During fiscal 2006, the aggregate fees and expenses for professional services rendered by Ernst & Young LLP for the audit of the Company's annual financial statements, audit of management's assessment and the operating effectiveness of the Company's internal controls over financial reporting, and review of the Company's quarterly financial statements totaled $1,205,326. Of this amount, $81,600 was paid for service provided in connection with a follow-on offering completed in July 2006. This amount was fully reimbursed by the shareholders that sold shares in the offering.

Audit-Related Fees. During fiscal 2007 and 2006, there were no fees and expenses billed for assurance and related services rendered by Ernst & Young that were reasonably related to the performance of the audit or review of the Company's annual financial statements and review of the Company's quarterly financial statements.

Tax Fees. During fiscal 2007, the aggregate fees and expenses billed for professional services rendered by Ernst & Young for tax compliance, tax advice and tax planning totaled $205,994. During fiscal 2006, the aggregate fees and expenses billed for professional services rendered by Ernst & Young for tax compliance, tax advice and tax planning totaled $50,000.

All Other Fees. During fiscal 2007, the aggregate fees and expenses billed for professional services rendered by Ernst & Young to the Company not covered in the three preceding paragraphs totaled $6,000, which were primarily for advisory services. During fiscal 2006, the aggregate fees and expenses billed for professional services rendered by Ernst & Young to the Company not covered in the three preceding paragraphs totaled $10,318, which were primarily for advisory services.

Under its Charter, the Audit Committee must pre-approve all audit and permitted non-audit services to be provided by our principal independent registered public accounting firm unless an exception to such pre-approval exists under the Exchange Act or the rules of the SEC. Each year, the audit committee approves the retention of the independent registered public accounting firm to audit our financial statements, including the associated fee. All of the services described in the four preceding paragraphs were approved by the Audit Committee. The Audit Committee has considered whether the provisions of such services, including non-audit services, by Ernst & Young is compatible with maintaining Ernst & Young's independence and has concluded that it is.

Certain Relationships and Related Transactions

The Company's Board of Directors has adopted a written Related Person Transaction Approval Policy to monitor transactions, arrangements or relationships in which the Company is a participant and any of the following have a direct or indirect material interest: (a) an executive officer, director or director nominee; (b) an immediate family member of an executive officer, director or director nominee; (c) a shareholder that beneficially owns more than 5% of the Company's Common Stock or Class B Common Stock; or (d) any immediate family member of such 5% shareholder. The policy generally covers related person transactions that meet the minimum threshold for disclosure under relevant SEC rules. Such related person transactions generally involve amounts exceeding $120,000.

The Company's Chief Financial Officer, together with outside legal counsel, identifies any potential related person transactions and, if he determines that a transaction constitutes a related person transaction under the policy, the Chief Financial Officer provides relevant details to the Audit Committee. If the Chief Financial Officer has an interest in a potential related person transaction, the Chief Executive Officer assumes the role of the Company's Chief Financial Officer under the policy. The Audit Committee reviews relevant information concerning any proposed transaction contemplated by the Company with an individual or entity that is the subject of a disclosed relationship, and approves or disapproves the transaction, with or without conditions. Certain related person transactions are deemed pre-approved by the Audit Committee, including transactions, arrangements or relationships where the rates or charges involved in the transactions are determined by competitive bids.

During the 2007 fiscal year, the Company was not a participant in any related party transactions that required disclosure under this heading.

Section 16(a) Beneficial Ownership Reporting Compliance

Executive officers, Directors and greater than 10% shareholders of the Company are required to file with the Securities and Exchange Commission pursuant to Section 16(a) of the Exchange Act, reports of ownership and changes in ownership. Such reports are filed on Form 3, Form 4 and Form 5 under the Exchange Act, as appropriate. Executive officers, Directors and greater than 10% shareholders are required by Exchange Act regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company or written representations that no such reports were required during the 2007 fiscal year, the Company believes that, during the 2007 fiscal year, all executive officers, Directors and greater than 10% shareholders complied with the applicable Section 16(a) filing requirements.

PROPOSAL 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has appointed Ernst & Young LLP as the Company's independent registered public accounting firm for its fiscal year ending August 30, 2008. Ernst & Young LLP has served as the Company's independent registered public accounting firm since 2002. The Audit Committee is directly responsible for the appointment, retention, compensation and oversight of the work of the Company's independent registered public accounting firm for the purpose of preparing or issuing an audit report or related work. In making its determinations regarding whether to appoint or retain a particular independent registered public accounting firm, the Audit Committee takes into account the views of management and will take into account the vote of the Company's stockholders with respect to the ratification of the appointment of the Company's independent registered public accounting firm.

A representative of Ernst & Young LLP is expected to be present at the Annual Meeting. He or she will have an opportunity to make a statement, if he or she desires to do so, and will be available to respond to appropriate questions.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING AUGUST 30, 2008.

PROPOSAL 3

OTHER MATTERS

Management is not aware of any other matters which may come before the Annual Meeting; however, if any matters other than those set forth in the attached Notice of Annual Meeting should be properly presented at the Annual Meeting, the persons named in the enclosed proxy intend to take such action as will be, in their discretion, consistent with the best interest of the Company.

Shareholder Proposals

Any shareholder desiring to present a proposal for inclusion in the Company's Proxy Statement in connection with the Company's 2009 Annual Meeting of shareholders must submit the proposal so as to be received by the Secretary of the Company at the principal executive offices of the Company, 68 Jonspin Road, Wilmington, Massachusetts 01887, not later than August 6, 2008. In addition, in order to be included in the proxy statement, such a proposal must comply with the requirements as to form and substance established by applicable laws and regulations.

Shareholders wishing to present business for action, other than proposals to be included in the Company's Proxy Statement, or to nominate candidates for election as Directors at a meeting of the Company's shareholders, must do so in accordance with the Company's By-laws. The By-laws provide, among other requirements, that in order to be presented at the 2009 Annual Meeting of Shareholders, such shareholder proposals or nominations may be made only by a shareholder of record who shall have given notice of the proposal or nomination and the related required information to the Company no earlier than September 10, 2008 and no later than October 25, 2008.

Annual Report on Form 10-K

The Company will provide each shareholder with a copy of its Annual Report on Form 10-K, including the financial statements and schedules to such report but excluding exhibits, required to be filed with the SEC for the Company's most recent fiscal year, without charge, upon receipt of a phone call or written request from such person. Such request must be made to the Company's Investor Services group by calling (978) 658-8888 or by writing to Investor Services, UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE ANNUAL MEETING, PLEASE COMPLETE AND SIGN THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES. YOUR PROXY MAY BE REVOKED BY YOU AT ANY TIME PRIOR TO ITS USE. IF YOU ATTEND THE MEETING, YOU MAY CONTINUE TO HAVE YOUR SHARES VOTED AS INSTRUCTED IN THE PROXY OR YOU MAY WITHDRAW YOUR PROXY AT THE MEETING AND VOTE YOUR SHARES IN PERSON.

December 4, 2007

SHAREHOLDER INFORMATION

EXECUTIVE OFFICERS

Ronald D. Croatti
Chairman of the Board, President, and Chief Executive Officer

Cynthia Croatti
Executive Vice President and Treasurer

John B. Bartlett
Senior Vice President and Chief Financial Officer

Bruce P. Boynton
Senior Vice President, Operations

David A. DiFillippo
Senior Vice President, Operations

Raymond C. Zemlin
Secretary

OPERATING AND CORPORATE OFFICERS

John B. Badey
Vice President, Distribution and Engineering

George J. Bakevich
Vice President, UniTech Services Group

Joseph A. Boucher
Vice President, Western Rental Group

Michael A. Croatti
Vice President, Central Rental Group

Stephen A. Gaykan
Vice President, Manufacturing

Robert A. Kuhn
Vice President, Southern Rental Group

Reis V. LaMontagne
Vice President, Mid-Atlantic Rental Group

Todd T. Lewis
Vice President, First Aid Group

Robert E. Middleton
Vice President, Southwest Rental Group

Gary L. Rogers
Vice President, Texas Rental Group

William M. Ross
Vice President, Northeast Rental Group

Michael E. Ruttner
Vice President, National Accounts

Michael J. Szymanski
Vice President, Canadian Rental Group

DIRECTORS

Ronald D. Croatti
Chairman of the Board, President, and Chief Executive Officer

Cynthia Croatti
Executive Vice President and Treasurer

Phillip L. Cohen
Retired Partner of an international accounting firm and Certified Public Accountant

Robert F. Collings
President's Council of Massachusetts General Hospital and Board of Advisors of New Boston Real Estate Fund

Anthony F. DiFillippo
Former UniFirst Corporation President

Donald J. Evans
Retired Senior Partner of Goodwin Procter LLP; former General Counsel, First Deputy Commissioner of Massachusetts Department of Revenue; and Trustee of Massachusetts Eye and Ear Infirmary

Michael Iandoli
Vice President of Executive Committee of The Larz Anderson Auto Museum and former Senior Executive and President of TAC Worldwide Companies

CORPORATE INFORMATION

Shareholders may obtain without charge a copy of the Company's 2007 Form 10-K. Written requests should be addressed to John B. Bartlett, Senior Vice President.

Transfer Agent
Computershare Trust Company, N.A.
Attn: Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078

Independent Registered Public Accounting Firm
Ernst & Young LLP

Legal Counsel
Goodwin Procter LLP

UniFirst Corporation
68 Jonspin Road
Wilmington, MA 01887-1086
(978) 658-8888

UniFirst U1st®


UFC-AR-07

END

UniFirst Corporation
68 Jonspin Road
Wilmington, MA 01887